
12025447

# 2011 Markel Corporation

## Annual Report & Form 10-K


RECEIVED
MAR 1 9 2012
310


MARKEL®

## THE CORPORATE PROFILE

Markel Corporation is a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products.

In each of our businesses, we seek to provide quality products and excellent customer service so that we can be a market leader.

Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

## THE MARKEL STYLE

Markel has a Commitment to Success. We believe in hard work and a zealous pursuit of excellence while keeping a sense of humor. Our creed is honesty and fairness in all our dealings.

The Markel way is to seek to be a market leader in each of our pursuits. We seek to know our customers' needs and to provide our customers with quality products and service.

Our pledge to our shareholders is that we will build the financial value of our Company. We respect our relationship with our suppliers and have a commitment to our communities.

We are encouraged to look for a better way to do things...to challenge management. We have the ability to make decisions or alter a course quickly. The Markel approach is one of spontaneity and flexibility. This requires a respect for authority but a disdain of bureaucracy.

At Markel, we hold the individual's right to self-determination in the highest light, providing an atmosphere in which people can reach their personal potential. Being results-oriented, we are willing to put aside individual concerns in the spirit of teamwork to achieve success.

Above all, we enjoy what we are doing. There is excitement at Markel, one that comes from innovating, creating, striving for a better way, sharing success with others...winning.

# Highlights

**Financial Highlights**

| *(dollars in millions, except per share data)* | **2011** | 2010 | 2009 |
|---|---|---|---|
| Gross premium volume | **$ 2,291** | $ 1,982 | $ 1,906 |
| Net written premiums | **2,042** | 1,769 | 1,714 |
| Earned premiums | **1,979** | 1,731 | 1,816 |
| U.S. GAAP combined ratio | **102%** | 97% | 95% |
| Total operating revenues | **2,630** | 2,225 | 2,069 |
| Net income to shareholders | **142** | 267 | 202 |
| Comprehensive income to shareholders | **252** | 431 | 591 |
| Total investments and cash and cash equivalents | **$ 8,728** | $ 8,224 | $ 7,849 |
| Total assets | **11,532** | 10,826 | 10,242 |
| Senior long-term debt and other debt | **1,294** | 1,016 | 964 |
| Shareholders' equity | **3,388** | 3,172 | 2,774 |
| Debt to total capital | **27%** | 24% | 26% |
| **Per Share Data** | | | |
| Common shares outstanding (at year end, in thousands) | **9,621** | 9,718 | 9,819 |
| Diluted net income | **$ 14.60** | $ 27.27 | $ 20.52 |
| Book value | **$ 352.10** | $ 326.36 | $ 282.55 |
| Growth in book value | **8%** | 16% | 27% |

**Operating Highlights**

- Combined ratio of 102% included eight points of underwriting loss from natural catastrophes
- Taxable equivalent total investment return of 7%
- Book value per share increased to $352.10, representing a compound annual growth rate for the one-year and five-year periods of 8% and 9%, respectively
- Revenues from Markel Ventures exceeded $315 million, and we acquired four new businesses in 2011
- Announced the acquisition of Thompson Insurance Enterprises, LLC (THOMCO) and expanded our Specialty program offerings

# Contents

# 2011

## To Our Business Partners

Here is our 2011 annual report. Our goal in this report is, "to give you an overview of the corporation, our 2011 results and our plans and goals for the future." We put in the quotation marks because, other than updating the year to 2011, this was the exact phrase we used in the first annual report that Markel issued as a public company in 1986.

In 1986, it took us a grand total of 38 pages to cover the materials in the annual report with the letter taking the whopping total of one page. While our goals for communication remain exactly the same, immense regulatory changes in reporting practices and the wonderful growth of the business means that this year the report comes in at 138 pages. And the letter takes a bit longer too.

We apologize for the heft, but much has changed at Markel over the years, and we have a lot more to tell you in this report. We'll comment on 2011, as well as on longer term trends and developments at your company in the balance of this report. We also will try to give you some sense of why we are so optimistic about our future. We have a lot more ways to produce returns for you in 2012 compared to 1986. We believe we are on the cusp of a new and important era at Markel as a diverse financial holding company with global growth and profitability from our insurance, investment, and Markel Ventures industrial and service operations.

Make no mistake, 2011 was a challenging year. A series of record-setting catastrophes caused us to report an underwriting loss – the first since 2005, the year of Hurricane Katrina. As you know, our goal is to earn underwriting profits, and we have done so in seven of the last ten years. We remain committed to this goal and we are taking a series of actions in pricing initiatives, risk selection and efficiency measures to regain profitability in our insurance operations.

Financial markets also remained unsettled in 2011, still reverberating with aftershocks from the financial crisis of 2008. It was impossible to turn on a computer or see any news coverage that didn't include daily, throbbing reports of European debt and currency issues, unemployment problems, housing and mortgage market weaknesses or various and sundry other financial market problems.

| *(in millions, except per share data)* | **2011** | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|
| Total operating revenues | **$ 2,630** | 2,225 | 2,069 | 1,977 | 2,551 | 2,576 | 2,200 | 2,262 | 2,092 |
| Gross written premiums | **$ 2,291** | 1,982 | 1,906 | 2,213 | 2,359 | 2,536 | 2,401 | 2,518 | 2,572 |
| Combined ratio | **102%** | 97% | 95% | 99% | 88% | 87% | 101% | 96% | 99% |
| Investment portfolio | **$ 8,728** | 8,224 | 7,849 | 6,893 | 7,775 | 7,524 | 6,588 | 6,317 | 5,350 |
| Portfolio per share | **$907.20** | 846.24 | 799.34 | 702.34 | 780.84 | 752.80 | 672.34 | 641.49 | 543.31 |
| Net income (loss) to shareholders | **$ 142** | 267 | 202 | (59) | 406 | 393 | 148 | 165 | 123 |
| Shareholders' equity | **$ 3,388** | 3,172 | 2,774 | 2,181 | 2,641 | 2,296 | 1,705 | 1,657 | 1,382 |
| Book value per share | **$352.10** | 326.36 | 282.55 | 222.20 | 265.26 | 229.78 | 174.04 | 168.22 | 140.38 |
| 5-Year CAGR in book value per share[1] | **9%** | 13% | 11% | 10% | 18% | 16% | 11% | 20% | 13% |

[1] CAGR—compound annual growth rate

Finally, we still have, and always will have, improvements we want to make to our business systems and processes. In 2012, the combination of increased revenues and greater efficiency should help reduce our expense ratio, but we know that there is more hard work to be done to get that measure in line with our goals.

Despite all of those factors, your company reported record revenues of $2.6 billion, an increase of 18% from the $2.2 billion in 2010, and a new record high book value per share of $352.10, up 8% compared to $326.36 a year ago. While these represent small advances and lower rates of increase than we would like, we are nonetheless pleased to be able to report these advances to you in a year with as many challenges as 2011.

We dream of the days when insurance market conditions are more favorable than they have been during the last several years. We even see tangible signs of that happening. We also look forward to steadier and sounder general economic and financial market conditions. We are optimistic that the financial markets are in fact healing.

We think that better external conditions are on the horizon, and we pledge our efforts to improve our daily execution of the business so that we can make the most of them.

Our record over time should give you some comfort in our prospects for the future. As always, we include a 20-year table with key financial highlights to demonstrate the long-term financial performance of your company and document the progress of Markel over a meaningful period of time.

One key reason why things have worked out so well for Markel over time is the environment of TRUST that exists at your company. We appreciate that you as shareholders have entrusted us with your capital to build the value of your investment over time. You've given us great latitude to pursue this goal without artificial constraints, and we've validated your faith in us by producing excellent results over time.

We work hard every day to maintain and build a level of trust around Markel because we think that makes our business better. It is almost magical to live in this environment and enjoy the mutual commitment that the people of this company feel towards each other and towards the company.

In this environment, we are all dedicated to building a legacy that goes beyond the simple matter of a job. In an environment of trust, individual skills are magnified and the business becomes something more than just the sum of its parts. That intangible essence is the secret behind the decades of success at Markel and what we are working diligently to increase over time throughout our growing array of insurance and Markel Ventures operations.

In some ways, trust is the key factor in the overall economic environment as well. Prior to the 2008 financial crisis, most people were willing to enter into transactions and engage with one another in an environment of trust. People trusted the veracity of what was on the mortgage application. People trusted that

| 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 | 20-Year CAGR[1] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1,770 | 1,397 | 1,094 | 524 | 426 | 419 | 367 | 344 | 280 | 235 | 206 | 223 | 13% |
| 2,218 | 1,774 | 1,132 | 595 | 437 | 423 | 414 | 402 | 349 | 313 | 304 | 406 | 9% |
| 103% | 124% | 114% | 101% | 98% | 99% | 100% | 99% | 97% | 97% | 97% | 106% | — |
| 4,314 | 3,591 | 3,136 | 1,625 | 1,483 | 1,410 | 1,142 | 927 | 622 | 609 | 457 | 436 | 16% |
| 438.79 | 365.70 | 427.79 | 290.69 | 268.49 | 257.51 | 209.20 | 170.95 | 115.45 | 112.55 | 84.64 | 81.77 | 13% |
| 75 | (126) | (28) | 41 | 57 | 50 | 47 | 34 | 19 | 24 | 26 | 14 | 12% |
| 1,159 | 1,085 | 752 | 383 | 425 | 357 | 268 | 213 | 139 | 151 | 109 | 83 | 20% |
| 117.89 | 110.50 | 102.63 | 68.59 | 77.02 | 65.18 | 49.16 | 39.37 | 25.71 | 27.83 | 20.24 | 15.59 | 17% |
| 13% | 18% | 21% | 22% | 23% | 26% | 26% | 31% | 17% | 25% | 34% | 35% | — |

their houses would go up in value over time. People trusted that insurance companies would be there in the future to pay claims. People trusted that deposits in the bank were money good and so on and so on and so on.

In fact, people trusted too much without checking to see if it was really true. And in many cases the trust was violated.

Now, the opposite environment exists. People don't trust enough. Banks in general are not enthusiastic and trusting when it comes time to lend money. They want additional verification and documentation that might be erring on the side of not trusting enough. Investors and consumers in general seem to look at business propositions with a jaundiced eye. As such, they are entering into fewer transactions than they previously did in a different era and when they do transactions they are taking longer to get done.

All of this causes a slower, more ponderous and less vibrant economic environment.

We spent years in an environment of systemic goodwill and trust. Now we are wandering through a desert period of skepticism and distrust. We do not offer any guesses as to how long it will take to get through this era in the general environment, but we are optimistic that this too shall pass.

What we can do now though, and what we can control, is the environment within the walls of Markel Corporation. Thanks to decades of practice, leadership and continuous reinforcement, this is a company that demands trustworthiness from its people. As such, the amount of time we all spend working cooperatively and positively swamps the time we spend doubting or distrusting our colleagues. Consequently, we get a lot more done around here than would be the case if this were not an environment of trust.

That is an amazing culture and the true underlying reason for the long-term success of Markel Corporation and the key to our future.

We are confident that our culture continues to grow and develop in more corners of the world and in more and different businesses. While we enjoy an enviable track record of long-term growth and financial success, we remain a tiny company on the world stage. We've got a lot of room to grow.

We have immense amounts of runway to expand our insurance and Markel Ventures operations everywhere in the world. We are just getting started, and we're glad you're along for the ride. Buckle up.

Now, we get back to the three-part task of providing you with an overview of the corporation, a review of our 2011 results and our plans and goals for the future.

## First — An Overview of the Corporation

Markel continues to strategically adapt and grow at rapid rates.

Two decades ago, we were a small, newly public, U.S. specialty insurance company.

One decade ago, we were a small, newly international insurance company.

Today, we are a diverse financial holding company with global insurance, investment and Markel Ventures operations all around the world.

As we stand today, Markel operates insurance companies in the International, Specialty and Excess and Surplus markets. We also own a diversified set of industrial and service businesses through Markel Ventures.

Throughout the years of building this array, we've earned good returns on the capital you have entrusted to us. We've successfully increased the scope and scale of the company over time, and we are excited about our prospects as we continue to do so.

## International

In 2011, our International insurance operations wrote total gross premium volume of $825 million versus $709 million in 2010. The combined ratio was 116% versus 95% a year ago as this unit felt the biggest brunt of the record catastrophe year. The list of 2011's weather and catastrophe events sounds almost biblical with floods in Australia and Thailand, earthquakes in New Zealand, earthquakes and a related tsunami in Japan, and tornados and hurricanes in the United States.

Fortunately, the losses from each of these events were within our risk tolerances. What we didn't anticipate was the large number of significant catastrophic events.

Property and catastrophe insurance rates are moving up in response to these industry-wide losses. We will write catastrophe business when we think we are being adequately paid for the risks incurred, and we will also continue to be selective about what catastrophe-related risks we will write at all.

While our underwriting techniques and strategy are clearly better today than in 2005, the total number of events this year exposed the high stakes involved in insuring catastrophes. We will refine and review our exposures in view of this year's result and seek to improve the profitability of writing catastrophe business. If the market is not willing to pay an appropriate price, we are prepared to walk away from many catastrophe-exposed risks.

We continued to expand our international scope of operations with the opening of a new branch in Rotterdam, Holland. We also increased our presence in Sweden with two small acquisitions, opened our second office in Spain in Barcelona and opened small offices in Hong Kong and Beijing.

We are beginning to see rate increases on more and more of our international book of business, and we continue to enjoy immense expansion opportunities as we build the skill of operating a global business.

## Specialty

Specialty gross written premium volume was $572 million in 2011 compared to $375 million in 2010 with a combined ratio of 109% versus 100% last year. Included in the 2011 Specialty numbers is gross premium of $227 million related to FirstComp.

We enjoyed our first full year of ownership of FirstComp and are pleased with its integration into Markel. As we have stated previously, 2011 was a transition year for FirstComp. During the year, we completed the conversion of its managing general agent operation to a risk bearing operation. We also transitioned the pricing and reserving approaches to be consistent with Markel's level of conservatism. The results for FirstComp came in within our expectations and as it regards premium writings, slightly ahead.

Additionally, we have laid the groundwork in 2011 to cross sell products in the future. We expect to offer FirstComp workers' compensation products through the Markel distribution channel and to distribute Markel's specialty products through FirstComp's producers.

Another benefit we have enjoyed from this acquisition is new leadership talent. There is depth and breadth of talent at FirstComp that ensures its success and which can be leveraged across the Specialty division.

All of these elements demonstrate that this is truly a win-win situation and how a good acquisition should work.

We also added several new programs in our Specialty division such as a wine program, Boys and Girls Clubs, garden centers and nurseries programs, renters' insurance and others.

In January 2012, we completed the acquisition of Thomco. Thomco is a program administrator with 30 years of operating history headquartered in Atlanta, Georgia. Thomco is led by Greg Thompson and Bob Heaphey who have joined the Markel team and will lead our Specialty program business.

Thomco has approximately 20 insurance program offerings such as medical transportation, senior living, childcare, fitness clubs, pest control and inflatable rental operators, among others. They have a distribution network of approximately 4,500 independent agents across 50 states.

Thomco represents an important addition to our product offerings and a major expansion of our Specialty book. This transaction closed during the first week of 2012 and should contribute in an increasing fashion throughout the year as programs are transferred to Markel's insurance companies.

## Excess and Surplus

For the year, Excess and Surplus gross written premiums totaled $893 million versus $898 million a year ago. The combined ratio was 86% in 2011 versus 96% in 2010.

2011 continued to validate the One Markel business transformation program. We can see the effectiveness of the approach through increases in submission activity from our wholesale insurance distribution partners. Our producers are becoming more familiar and comfortable with the model and are finding it easier to access our menu of products.

Our goal when we started down the path of One Markel was to be "easier to do business with." We are pleased to report that the facts seem to indicate we are making progress in this goal.

The Excess and Surplus market tends to be the tail end of the whip of the insurance marketplace and rises and falls most dramatically in volumes and profitability during the course of a cycle. When the market is extremely competitive, the Excess and Surplus market suffers the most. The opposite is true when competition is decreasing and prices are improving. While 2011 remained a period of generally soft insurance pricing, we are encouraged by the trends we began to experience as the year progressed. Pricing appears to be improving and competition appears to be cooling in some lines. If these trends continue, they could greatly benefit our Excess and Surplus operations.

According to various industry-wide statistics, the insurance industry experienced the highest level of catastrophe losses ever of $105 billion. Given these losses and the ongoing low levels of interest rates, the insurance industry is unable to make an economic profit. This situation cannot persist. Sooner or later, the industry runs out of money to run out of. Sadly, the industry always seems to try to see how close they can get to that outcome before they come to their senses and change their operational and pricing behaviors.

We continue to get closer and closer to the day when insurance prices rise industry-wide and provide a more favorable operating backdrop for Markel. We will enjoy that time but make no mistake, we are not waiting until then to take actions which improve profitability now.

## Markel Ventures

During 2011, other revenues, which primarily represent the Markel Ventures companies, rose 89% to $351 million versus $186 million in 2010. Earnings before interest, taxes, depreciation and amortization from the Markel Ventures operations rose 83% to $37.3 million from $20.4 million. For a reconciliation of Markel Ventures EBITDA to net income to shareholders, see the table on page 132.

During the year, we announced the acquisition of PartnerMD and of a controlling interest in Weldship. AMF and Ellicott, existing Markel Ventures subsidiaries, also made acquistions that added to the scope of their businesses.

PartnerMD is a concierge medical practice headquartered in Richmond, Virginia. We believe that PartnerMD has developed one of the answers to the problems facing our troubled medical system. While the business is small today, we expect many years of meaningful growth.

Weldship provides tube trailers and storage equipment for the industrial gas industry. Weldship is a leader in its industry and has operated since 1946. The company provides sales and leasing solutions to a variety of industrial companies. The company enjoys a long record of consistent, profitable growth and good returns on capital. We look forward to that continuing as part of Markel.

Both of these firms should benefit from the larger and permanent capital base of Markel Corporation. Their customers can be confident that these firms will continue to be permanent and reliable providers of the products and services they need. Current and future employees know that they can focus on serving their customers and building a business rather than worrying about the fate of their company.

Our belief, and what we have observed so far in Markel Ventures, is that our permanent capital base and long-term business focus create the best economic outcome over time.

We continue to look for additional acquisitions, and we expect more long-term growth from the Markel Ventures operations. As we have stated before, if you or someone you know owns a profitable business, with talented and honest management, capital discipline, and wishes to find a great long-term home for that business at a fair price, call us. We appreciate the first hand contact from principals looking to join Markel Corporation.

## Investments

Our total investment return in 2011 was 6.5%. In our fixed income operations, we earned 7.6% and in our equity portfolio, we earned 3.8%.

Interest rates started the year low and went lower. As such, our total return exceeded the coupon, or natural return, that we would expect from the portfolio of bonds that we own. This is a two-way street and what we gained in excess return in 2011 we are likely to give back in 2012 or beyond. This is a matter of when, not if.

We believe that the natural level of interest rates is something other than zero. As such, we continue to own shorter term bonds than we would normally choose. This costs us current investment income but it protects our balance sheet and total return against a rise in interest rates. We've been concerned about this risk for a few years now and being early can be easily confused with being wrong about our view on the direction of interest rates.

We can't shake our concerns about the risks to bonds and interest rates from current government policies, and we will continue to exercise caution about accepting this risk on your behalf. We just don't think we're getting paid adequately to take this risk and, as such, we will act just like we do in our insurance business and effectively walk away from what we believe is an unwise deal for Markel shareholders.

In our equity portfolio, we continued to follow our historical and unchanging four-point discipline of seeking profitable businesses with good returns on capital, led by honest and talented managers, with reinvestment opportunities and capital discipline, at fair prices.

This four-point phrase should be familiar to long-term readers of this annual report because it has and will remain unchanged. These attributes are attractive at all times and guide our selection of publicly traded and privately held businesses.

We are pleased with the long-term returns we have earned following this approach and while our returns were modest in an absolute sense in 2011, they continued to be outstanding on a relative basis to appropriate bogeys. We continued to modestly and steadily add to our equity holdings throughout the year, and we expect more of the same in 2012.

We believe our equity portfolio is earning double-digit returns on an underlying basis and shows all signs of continuing to do so. Over time, if our analysis is correct, those returns will be reflected in market prices just as they have in the past.

Additionally, our equity investment commitment is increasingly at odds with general marketplace behaviors. In aggregate, individuals and institutions have steadily moved away from equity investments during this decade-plus period of unattractive returns.

Various labels such as alternative investments, hedge funds, private equity, commodities, bonds, FX trading, arbitrage and other categories of investment products continue to receive allocations from the investment community at the expense of ownership interests in businesses, i.e. stocks.

While equity returns may seem low today, we prefer the prospects of double-digit returns that we expect compared to the mathematical certainty of low single-digit returns available from high quality fixed income alternatives.

We also prefer these prospective returns given the low cost structure and tax efficiency we gain by managing our investments ourselves rather than farming that function out to others.

To demonstrate, say we invested $100 with an alternative asset manager who produced a spectacular 20% return, or $20 on our investment. Typically, we would be charged an asset management fee of 2% and a profit participation charge of 20%. The management fee would reduce our $20 to $18 right off the bat. The profit participation fee would further reduce that $18 to $14.40. Typically, these sorts of returns involve high amounts of trading, so assume that the $14.40 is taxed fully at a corporate tax rate of 35%. That reduces our after-tax net return to only $9.36.

By contrast, our internal costs to manage our investments are less than 10 basis points. If we were to produce the same returns internally, our gross return of 20% would become $19.90 after management costs. There are no profit participation expenses. Also, our portfolio turnover averages less than 10% per year. As such, only $2 would be a realized gain and subject to the 35% tax rate. The cash tax bill would be $.70 and that means we would still have $19.20 to add to our investment portfolio at the end of the year, compared with only $9.36 from the same gross return produced by an alternative asset management structure.

We prefer the alternative of keeping this work in house and giving ourselves a better chance of producing net returns for our shareholders. As John Bogle once said, "Returns are uncertain, costs are certain." Our structure aims to reduce the certain costs and get the most we can out of the uncertain returns.

Fortunately, we can point to a record that shows we have earned solid returns over long periods of time in our equity investment activities. We stuck to our discipline despite periods of headwinds. We continue to expect our time-tested, low cost and tax efficient approach to produce good results for you as our shareholders. This should be a point of differentiation for Markel over the next several years.

## Second — Our 2011 Results

Our total operating revenues grew 18% to $2.6 billion in 2011 from $2.2 billion in 2010. Earned premiums were $2.0 billion compared to $1.7 billion a year ago, and the combined ratio for the year was 102% compared to 97% in 2010. Investment income totaled $264 million compared to $273 million in 2010, and other revenues were $351 million compared to $186 million a year ago.

On our balance sheet, total shareholders' equity rose to $3.4 billion up from $3.2 billion, and book value per share rose to $352.10 compared to $326.36 a year ago. Debt to total capital increased to 27% from 24% a year ago due to the $250 million issuance of 5.35% ten-year senior debt.

We remain balance sheet oriented at Markel. We strive to make our loss reserves more likely redundant than deficient, and we err on the side of conservatism in maintaining the integrity of the balance sheet. This is a core value of Markel that will not change.

In our insurance operations, we produced a combined ratio of 102% versus 97% a year ago. This year's results were negatively affected by floods in Australia and Thailand, earthquakes in New Zealand, earthquakes and a related tsunami in Japan, and tornados and hurricanes in the United States. The total impact from all of these events was eight points on the combined ratio in 2011.

Our goal is to earn underwriting profits, and we are disappointed that we failed to meet that goal this year. While the sheer number of events was well beyond what we anticipated, the catastrophe losses we experienced did not exceed our expectations on any single event.

In our investment operations, we enjoyed a productive year. Total investment return was 6.5% in 2011 with equities up 3.8% and fixed income up 7.6%. We remain optimistic about future returns from our equity investment operations. We continue to have more ideas than money and that is a good recipe for future returns.

2011 exposed ongoing flaws in the world of finance. European area issues dominated the headlines, but we are cautious and conservative about credit quality everywhere. Specifically, our Eurozone holdings represent approximately 8% of the total portfolio and are the highest credit quality instruments we can find.

We continue to match the currency exposures from our underwriting operations with a portfolio of high quality fixed income investments and this drives our investment exposures in the Eurozone. As an example of our caution, our exposure to headline countries such as Portugal and Ireland is less than 1% of the total portfolio and we have no direct exposure to Greece.

In addition to our caution about credit quality, we continue to be concerned about the likelihood of higher interest rates. We think this is a matter of when, not if.

In preparation for higher interest rates, we've continued to keep the maturity of our bond portfolio short. As bonds have come due, we've replaced them with bonds that have shorter maturities. This pinches current investment income, but we think that protecting the balance sheet from big price declines that would occur on long term bonds if interest rates rise is the right decision.

## Third — Our Plans and Goals for the Future

We are stewards of a big dream at Markel. We think that we can build one of the great companies of the world. It will be marked by unquestioned financial success and stand as an exemplar of how business should be done.

We will serve our customers to the best of our ability. We will earn a fair profit for doing so, as our customers pay us appropriately for providing necessary services. We will operate with integrity and in a first class manner in all respects. We will respect our shareholders and treat them fairly. And we will be a company where talented and honest individuals want to work.

2011 was a year of modest financial progress but tremendous overall progress towards this goal. We continued to make improvements in our historical wholesale insurance business. We expanded the offerings and capabilities of our Specialty insurance operations with the first full year of the FirstComp operations as part of Markel, a series of new product introductions and the announcement of the Thomco acquisition at year end. Our international division opened new offices in Holland, Sweden, Spain, Hong Kong and Beijing and expanded operations in existing markets. Markel Ventures acquired PartnerMD and Weldship, as well as businesses that expanded the scope of its existing AMF and Ellicott subsidiaries.

We recognize that the financial results were less than what you, or we, expect and we acted accordingly. As such, the signers of this letter received no bonuses or salary increases for 2011 with only one exception. That exception relates to an employent agreement struck in 2009 in conjunction with joining Markel and walking away from earned compensation at a previous employer.

We think this demonstrates appropriate leadership and commitment to the shareholders and the organization, and that it stands in sharp contrast to numerous examples of less than wonderful corporate behavior.

We are working harder than ever, and we hope (as you should) that compensation and bonuses will increase soon to reflect the increased returns we hope to produce for you. Meanwhile, we will demonstrate our commitment to integrity and leadership by setting what we believe is a good example for the business and placing your interests first.

In addition to the daily execution and operation of the business, we think we have four main tools to grow and build the value of Markel. One, we can reinvest in organic opportunities in our insurance operations; two, we can acquire additional insurance businesses; three, we can acquire partial or controlling interests in public or private operations through Markel Ventures; and four, we can repurchase our own stock when we have excess capital and it is favorably priced.



*From left to right: Steven A. Markel, Thomas S. Gayner, Richard R. Whitt, III, F. Michael Crowley, Anthony F. Markel and Alan I. Kirshner.*

Most companies do not actively utilize this array of options. At Markel, during 2011, we engaged in all four activities. We fully expect to continue to analyze and review these alternatives and to use any and all of them as appropriate to build value.

As we begin 2012, we are incredibly optimistic and grateful to be part of this company.

The people of Markel have created a wonderful long-term record of financial success. The people of this company will be the ones to build that record in the future. We are confident and excited to field our team with a mix of proven veterans and new associates that are dedicated to serving customers and making everything that they touch better.

It is a timeless recipe for success, and we appreciate your long-term support and commitment as shareholders as we continue to build the human and financial value of your company.

Thank you.



Alan I. Kirshner
*Chairman of the Board and Chief Executive Officer*



Anthony F. Markel
*Vice Chairman*



Steven A. Markel
*Vice Chairman*



F. Michael Crowley
*President and Co-Chief Operating Officer*



Thomas S. Gayner
*President and Chief Investment Officer*



Richard R. Whitt, III
*President and Co-Chief Operating Officer*

# BUSINESS OVERVIEW

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. We believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to differentiate ourselves from competitors by our expertise, service, continuity and other value-based considerations. We compete in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London markets. We also own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

## Specialty Insurance

The specialty insurance market differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform with relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for hard-to-place risks that generally do not fit the underwriting criteria of standard carriers. For example, United States insurance regulations generally require an Excess and Surplus Lines (E&S) account to be declined by admitted carriers before an E&S company may write the business. Hard-to-place risks written in the Specialty Admitted market cover insureds engaged in similar, but highly specialized activities who require a total insurance program not otherwise available from standard insurers or insurance products that are overlooked by large admitted carriers. Hard-to-place risks in the London market are generally distinguishable from standard risks due to the complexity or significant size of the risk.

Competition in the specialty insurance market tends to focus less on price than in the standard insurance market and more on other value-based considerations, such as availability, service and expertise. While specialty market exposures may have higher perceived insurance risks than their standard market counterparts, we seek to manage these risks to achieve higher financial returns. To reach our financial and operational goals, we must have extensive knowledge and expertise in our chosen markets. Many of our accounts are considered on an individual basis where customized forms and tailored solutions are employed.

By focusing on the distinctive risk characteristics of our insureds, we have been able to identify a variety of niche markets where we can add value with our specialty product offerings. Examples of niche markets that we have targeted include wind and earthquake-exposed commercial properties, liability coverage for highly specialized professionals, equine-related risks, workers' compensation insurance for small businesses, yachts and other watercraft, motorcycles and marine, energy and environmental-related activities. Our market strategy in each of these areas of specialization is tailored to the unique nature of the loss exposure, coverage and services required by insureds. In each of our niche markets, we assign teams of experienced underwriters and claims specialists who provide a full range of insurance services.

## Markets

The E&S market focuses on hard-to-place risks and loss exposures that generally cannot be written in the standard market. E&S eligibility allows our insurance subsidiaries to underwrite unique loss exposures with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and more expensive than coverages in the standard market.

In 2010, the E&S market represented approximately $32 billion, or 7%, of the approximately $481 billion United States property and casualty (P&C) industry.[1] We are the seventh largest E&S writer in the United States as measured by direct premium writings.[1] In 2011, we wrote $893 million of business in our Excess and Surplus Lines segment.

We also write business in the Specialty Admitted market. Most of these risks, although unique and hard-to-place in the standard market, must remain with an admitted insurance company for marketing and regulatory reasons. The Specialty Admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. In 2011, we wrote $572 million of business in our Specialty Admitted segment.

The London market, which produced approximately $57 billion of gross written premium in 2010, is the largest insurance market in Europe and third largest in the world.[2] The London market is known for its ability to provide innovative, tailored coverage and capacity for unique and hard-to-place risks. It is primarily a broker market, which means that insurance brokers bring most of the business to the market. The London market is also largely a subscription market, which means that loss exposures brought into the market are typically insured by more than one insurance company or Lloyd's syndicate, often due to the high limits of insurance coverage required. We write business on both a direct and subscription basis in the London market. When we write business in the subscription market, we prefer to participate as lead underwriter in order to control underwriting terms, policy conditions and claims handling.

In 2010, gross premium written through Lloyd's syndicates generated approximately half of the London market's international insurance business,[2] making Lloyd's the world's largest commercial surplus lines insurer[1] and fifth largest reinsurer.[2] Corporate capital providers often provide a majority of a syndicate's capacity and also generally own or control the syndicate's managing agent. This structure permits the capital provider to exert greater influence on, and demand greater accountability for, underwriting results. In 2010, corporate capital providers accounted for approximately 87% of total underwriting capacity in Lloyd's.[3]

We participate in the London market through Markel International, which includes Markel Capital Limited (Markel Capital) and Markel International Insurance Company Limited (MIICL). Markel Capital is the corporate capital provider for our syndicate at Lloyd's, Markel Syndicate 3000, which is managed by Markel Syndicate Management Limited. In 2011, we wrote $825 million of business in our London Insurance Market segment.

In 2011, 31% of consolidated premium writings related to foreign risks (i.e., coverage for risks located outside of the United States), of which 20% were from the United Kingdom and 18% were from Canada. In 2010, 28% of our premium writings related to foreign risks, of which 25% were from the United Kingdom and 17% were from Canada. In 2009, 26% of our premium writings related to foreign risks, of which 28% were from the United Kingdom. In each of these years, there were no other individual foreign countries from which premium writings were material. Premium writings are attributed to individual countries based upon location of risk.

(1) *U.S. Surplus Lines Market Review Special Report,* A.M. Best *(September 26, 2011).*

(2) *Insurance 2011,* TheCityUK *(December 2011).*

(3) *Lloyd's Quick Guide,* Lloyd's *(May 2011).*

# BUSINESS OVERVIEW (continued)

## Competition

We compete with numerous domestic and international insurance companies and reinsurers, Lloyd's syndicates, risk retention groups, insurance buying groups, risk securitization programs and alternative self-insurance mechanisms. Competition may take the form of lower prices, broader coverages, greater product flexibility, higher quality services or higher ratings by independent rating agencies. In all of our markets, we compete by developing specialty products to satisfy well-defined market needs and by maintaining relationships with agents, brokers and insureds who rely on our expertise. This expertise is our principal means of competing. We offer over 100 product lines. Each of these products has its own distinct competitive environment. With each of our products, we seek to compete with innovative ideas, appropriate pricing, expense control and quality service to policyholders, agents and brokers.

Few barriers exist to prevent insurers from entering our segments of the P&C industry. Market conditions and capital capacity influence the degree of competition at any point in time. Periods of intense competition, which typically include broader coverage terms, lower prices and excess underwriting capacity, are referred to as a "soft market." A favorable insurance market is commonly referred to as a "hard market" and is characterized by stricter coverage terms, higher prices and lower underwriting capacity. During soft markets, unfavorable conditions exist due, in part, to what many perceive as excessive amounts of capital in the industry. In an attempt to use their capital, many insurance companies seek to write additional premiums without appropriate regard for ultimate profitability, and standard insurance companies are more willing to write specialty coverages. The opposite is typically true during hard markets.

## The Insurance Market Cycle

After a decade of soft market conditions, the insurance industry experienced favorable conditions beginning in late 2000, which continued through 2003 for most product lines. During 2004, the market began to soften and the industry began to show signs of increased competition. Since 2005, we have been in a soft insurance market and have experienced intense competition. During the current soft market cycle, we have experienced price deterioration in virtually all of our product areas due in part to an increased presence of standard insurance companies in our markets. During 2008, given the rapid deterioration in underwriting capacity as a result of the disruptions in the financial markets and losses from catastrophes, the rate of decline in prices began to slow. However, the effects of the economic environment contributed to further declines in gross premium volume in 2009 and 2010. Premiums for many of our product lines are based upon our insureds' revenues, gross receipts or payroll, which have been negatively impacted by the depressed levels of business activity in recent years. In 2010, we continued to experience pricing pressure due in part to intense competition, which resulted in further price deterioration across many of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, we experienced moderate price increases in several product lines during 2010, most notably those offered within the London Insurance Market segment. During 2011, the unfavorable pricing trends noted in 2010 continued for some of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, price declines stabilized for most of our product lines during 2011, and we achieved moderate price increases in several lines, most notably the marine and energy products within the London Insurance Market segment.

We routinely review the pricing of our major product lines and will continue to pursue price increases for most product lines in 2012; however, when we believe the prevailing market price will not support our underwriting profit targets, the business is not written. As a result of our underwriting discipline, gross premium volume may vary when we alter our product offerings to maintain or improve underwriting profitability.

## Underwriting Philosophy

By focusing on market niches where we have underwriting expertise, we seek to earn consistent underwriting profits. Underwriting profits are a key component of our strategy. We believe that the ability to achieve consistent underwriting profits demonstrates knowledge and expertise, commitment to superior customer service and the ability to manage insurance risk. We use underwriting profit or loss as a basis for evaluating our underwriting performance.

The combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums. A combined ratio less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss. In 2011, our combined ratio was 102%. See Management's Discussion & Analysis of Financial Condition and Results of Operations for further discussion of our underwriting results.

The following graph compares our combined ratio to the P&C industry's combined ratio for the past five years.


COMBINED RATIOS
Markel Corporation
Industry Average*
110%
100%
90%
80%
88%
95%
99%
101%
95%
100%
97%
101%
102%
108%
2007
2008
2009
2010
2011

* Source: A.M. Best Company. Industry Average is estimated for 2011.

## Underwriting Segments

We define our underwriting segments based on the areas of the specialty insurance market in which we compete, the Excess and Surplus Lines, Specialty Admitted and London markets. See note 17 of the notes to consolidated financial statements for additional segment reporting disclosures.

For purposes of segment reporting, our Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. The lines were discontinued because we believed some aspect of the product, such as risk profile or competitive environment, would not allow us to earn consistent underwriting profits.

# BUSINESS OVERVIEW (continued)

**MARKEL CORPORATION**
**2011 CONSOLIDATED GROSS PREMIUM VOLUME ($2.3 billion)**


36%
London Insurance Market
39%
Excess and Surplus Lines
Specialty Admitted
25%

## Excess and Surplus Lines Segment

Our Excess and Surplus Lines segment reported gross premium volume of $893.4 million, earned premiums of $756.3 million and an underwriting profit of $109.0 million in 2011.

Business in the Excess and Surplus Lines segment is written through two distribution channels, professional surplus lines general agents who have limited quoting and binding authority and wholesale brokers. The majority of the business produced by this segment is written on a surplus lines basis through either Essex Insurance Company, which is domiciled in Delaware, or Evanston Insurance Company, which is domiciled in Illinois.

The Excess and Surplus Lines segment is comprised of five regions, and each regional underwriting office is responsible for serving the wholesale producers located in its region. Our regional teams focus on customer service and marketing, underwriting and distributing our insurance solutions and provide customers easy access to our products.

In the Excess and Surplus Lines segment, we wrote business through the following regional underwriting offices during 2011:

- Markel Northeast (Red Bank, NJ)
- Markel Southeast (Glen Allen, VA)
- Markel Midwest (Deerfield, IL)
- Markel Mid South (Plano, TX)
- Markel West (Woodland Hills, CA and Scottsdale, AZ)

We also have a product line leadership group that has primary responsibility for both developing and maintaining underwriting and pricing guidelines on our existing products and new product development. The product line leadership group also delegates underwriting authority to the regional underwriters to ensure that the products needed by our customers are available through the regional offices and provides underwriting training and development so that our regional underwriting teams have the expertise to underwrite the risk or to refer risks to our product line experts as needed. The product line leadership group is under the direction of our Chief Underwriting Officer, who also is ultimately responsible for the underwriting activities of our Specialty Admitted and London Insurance Market segments.

**Excess and Surplus Lines Segment**
**2011 Gross Premium Volume ($893 million)**


44%
Property and Casualty
22%
Professional Liability
Other
34%

Product offerings within the Excess and Surplus Lines segment fall within the following major product groupings:

- Property and Casualty
- Professional Liability
- Other Product Lines

Property coverages consist principally of fire, allied lines (including windstorm, hail and water damage) and other specialized property coverages, including catastrophe-exposed property risks such as earthquake and wind on both a primary and excess basis. Catastrophe-exposed property risks are typically larger and are lower frequency and higher severity in nature than more standard property risks. Our property risks range from small, single-location accounts to large, multi-state, multi-location accounts. Casualty product offerings include a variety of liability coverages targeting apartments and office buildings, retail stores, contractors and recreational and hospitality businesses. We also offer products liability coverages on either an occurrence or claims-made basis to manufacturers, distributors, importers and re-packagers of manufactured products.

Professional liability coverages include unique solutions for highly specialized professions, including architects and engineers, lawyers, agents and brokers, service technicians and computer consultants. We offer claims-made medical malpractice coverage for doctors, dentists and podiatrists; claims-made professional liability coverage to individual healthcare providers such as therapists, pharmacists, physician assistants and nurse anesthetists; and coverages for medical facilities and other allied healthcare risks such as clinics, laboratories, medical spas, home health agencies, small hospitals, pharmacies and nursing homes. This product line also includes for-profit and not-for profit management liability coverage which can be bundled or written mono-line and include employment practices liability, directors' and officers' liability and fiduciary liability coverages. Additionally, we offer a data privacy and security product, which provides coverage for data breach and privacy liability, data breach loss to insureds and electronic media coverage.

# BUSINESS OVERVIEW (continued)

Other product lines within the Excess and Surplus Lines segment include:

• excess and umbrella products, which provide coverage over approved underlying insurance carriers on either an occurrence or claims-made basis;

• environmental products, which include environmental consultants' professional liability, contractors' pollution liability and site-specific environmental impairment liability coverages;

• transportation-related products, which provide auto physical damage coverage for high-value automobiles as well as all types of specialty commercial vehicles, dealers' open lot and garagekeeper legal liability coverages, vehicular liability and physical damage coverages for local and intermediate haul commercial trucks and liability coverage to operators of small to medium-sized owned and operated taxicab fleets, non-emergency ambulances and multi-line specialty products designed for the unique characteristics of the garage industry;

• inland marine products, which provide a number of specialty coverages for risks such as motor truck cargo coverage for damage to third party cargo while in transit, warehouseman's legal liability coverage for damage to third party goods in storage, contractors' equipment coverage for first party property damage and builder's risk coverage;

• ocean marine products, which provide general liability, professional liability, property and cargo coverages for marine artisan contractors, boat dealers and marina owners including hull physical damage, protection and indemnity and third party property coverages for ocean cargo;

• casualty facultative reinsurance written for individual casualty risks focusing on general liability, products liability, automobile liability and certain classes of miscellaneous professional liability and targeting classes which include low frequency, high severity, short-tail general liability risks;

• railroad-related products, which provide first and third party coverages for short-line and regional railroads, scenic and tourist railroads, commuter and light rail trains and railroad equipment; and

• public entity insurance and reinsurance programs, which provide coverage for government entities including counties, municipalities, schools and community colleges.

## Specialty Admitted Segment

Our Specialty Admitted segment reported gross premium volume of $572.4 million, earned premiums of $527.3 million and an underwriting loss of $45.1 million in 2011.

The majority of the business in the Specialty Admitted segment is written by retail insurance agents who have very limited underwriting authority. Agents are carefully selected and agency business is controlled through regular audits and pre-approvals. Certain products and programs are marketed directly to consumers or distributed through wholesale producers. Personal lines coverages included in this segment are marketed directly to the consumer using direct mail, internet and telephone promotions, as well as relationships with various motorcycle and boat manufacturers, dealers and associations.

The majority of the business produced by this segment is written on an admitted basis either through Markel Insurance Company (MIC), which is domiciled in Illinois, Markel American Insurance Company (MAIC), which is domiciled in Virginia, or FirstComp Insurance Company (FCIC), which is domiciled in Nebraska. MIC and MAIC are licensed to write P&C insurance in all 50 states and the District of Columbia, while FCIC is currently licensed in 28 states and specializes in workers' compensation coverage.

In the Specialty Admitted market, we wrote business through the following underwriting units during 2011:

- Markel Specialty (Glen Allen, VA)
- Markel American Specialty Personal and Commercial Lines (Pewaukee, WI)
- FirstComp (Omaha, NE)

The Markel Specialty unit focuses on providing total insurance programs for businesses engaged in highly specialized activities. These activities typically do not fit the risk profiles of standard insurers and make complete coverage difficult to obtain from a single insurer. The Markel Specialty unit is organized into product areas that concentrate on particular markets and customer groups including youth and recreation oriented organizations, social service organizations, amateur sports organizations and horse and farm operations.

The Markel American Specialty Personal and Commercial Lines unit offers its insurance products in niche markets and focuses its underwriting on marine, recreational vehicle, property and other personal and commercial line coverages. The products offered by this unit are characterized by high numbers of transactions, low average premiums and creative solutions for under-served and emerging markets.

The FirstComp unit provides workers' compensation insurance and related services, principally to small businesses. The FirstComp unit distributes its products through independent insurance agencies, generally located in small towns, which have been underserved by other market participants because of their size. Utilizing its proprietary technology platform, FirstComp is able to service these small agencies in a cost-efficient manner. Through June 30, 2011, FirstComp also acted as a managing general agent producing business for unaffiliated insurance companies.

### Specialty Admitted Segment
### 2011 Gross Premium Volume ($572 million)


15%
Property and Casualty
14%
Personal Lines
39%
Workers' Compensation
Accident and Health
13%
Other
19%

# BUSINESS OVERVIEW (continued)

Product offerings within the Specialty Admitted segment fall within the following major product groupings:

- Workers' Compensation
- Property and Casualty
- Personal Lines
- Accident and Health
- Other Product Lines

Workers' compensation products provide wage replacement and medical benefits to employees injured in the course of employment and target main-street, service and artisan contractor businesses, retail stores and restaurants.

Property and casualty products included in this segment are offered on a monoline or package basis and generally target specialized commercial markets and customer groups. Targeted groups include youth and recreation oriented organizations, social service organizations, museums and historic homes, performing arts organizations, bed and breakfast inns, outfitters and guides, hunting and fishing lodges, dude ranches and rod and gun clubs.

Personal lines products provide first and third party coverages for a variety of personal watercrafts including older boats, high performance boats and yachts, as well as for recreational vehicles including motorcycles, snowmobiles and ATVs. Additionally, property coverages are offered for mobile homes, dwellings and homeowners that do not qualify for standard homeowner's coverage. Other products offered include special event protection, supplemental natural disaster coverage, renters' protection coverage, excess flood coverage and collector vehicle coverage.

Accident and health products offer liability and accident insurance for amateur sports organizations, accident and medical insurance for academic institutions, monoline accident and medical coverage for various niche markets, short-term medical insurance, pet health insurance, stop-loss insurance for self-insured medical plans and medical excess reinsurance coverage.

Other product lines within the Specialty Admitted segment include:

- coverages for equine-related risks, such as horse mortality, theft, infertility, transit and specified perils, as well as property and liability coverages for farms and boarding, breeding and training facilities;

- first and third party coverages for auto repair garages, gas stations and convenience stores and used car dealers;

- general agent programs that use managing general agents to offer single source admitted and non-admitted programs for a specific class or line of business;

- first and third party coverages for small fishing ventures, charters, utility boats and boat rentals; and

- professional liability coverages that we design and administer on behalf of other insurance carriers and ultimately assume on a reinsurance basis.

## London Insurance Market Segment

Our London Insurance Market segment reported gross premium volume of $825.3 million, earned premiums of $695.8 million and an underwriting loss of $109.5 million in 2011.

This segment is comprised of Markel International, which is headquartered in London, England. In addition to seven branch offices in the United Kingdom, Markel International has offices in Canada, Spain, Singapore, Sweden, Hong Kong, China and the Netherlands. Markel International writes specialty property, casualty, professional liability, equine, marine, energy and trade credit insurance on a direct and reinsurance basis. Business is written worldwide through either MIICL or Markel Syndicate 3000 with approximately 15% of writings coming from the United States.

**LONDON INSURANCE MARKET SEGMENT**
**2011 GROSS PREMIUM VOLUME ($825 MILLION)**


30%
Professional and General Liability
Marine and Energy
37%
Reinsurance
11%
Property
7%
Other
15%

Product offerings within the London Insurance Market segment fall within the following major product groupings:

- Marine and Energy
- Professional and General Liability
- Reinsurance
- Property
- Other Product Lines

Marine and energy products include a portfolio of coverages for cargo, energy, hull, liability, war, terrorism and specie risks. The cargo account is an international transit-based book covering many types of cargo. Energy coverage includes all aspects of oil and gas activities. The hull account covers physical damage to ocean-going tonnage, yachts and mortgagee's interest. Liability coverage provides for a broad range of energy liabilities, as well as traditional marine exposures including charterers, terminal operators and ship repairers. The war account covers the hulls of ships and aircraft, and other related interests, against war and associated perils. Terrorism coverage provides for property damage and business interruption related to political violence including war and civil war. The specie account includes coverage for fine art on exhibition and in private collections, securities, bullion, precious metals, cash in transit and jewelry.

Professional and general liability products include professional indemnity, directors' and officers' liability, intellectual property, some miscellaneous defense costs, incidental commercial crime, general and products liability coverages targeting consultants, construction professionals, financial

# BUSINESS OVERVIEW (continued)

service professionals, professional practices, social welfare organizations and medical products. Professional and general liability products are written on a worldwide basis, limiting exposure in the United States.

Reinsurance products include property and casualty treaty reinsurance. Property treaty products are offered on an excess of loss and proportional basis for per risk and catastrophe exposures. A significant portion of the excess of loss catastrophe and per risk property treaty business comes from the United States with the remainder coming from international property treaties. Casualty treaty reinsurance is offered on an excess of loss basis and primarily targets specialist writers of motor products in the United Kingdom and Europe. Excess of loss casualty treaty reinsurance also is offered for select writers of employers' and products liability coverages.

Property products target a wide range of insureds, providing coverage ranging from fire to catastrophe perils such as earthquake and windstorm. Business is written either in the open market or on a delegated authority basis for direct and facultative risks. Open market business is written mainly on a worldwide basis by our underwriters to London brokers, with each risk being considered on its own merits. The open market property book targets Fortune 1000 companies. Property accounts written on a delegated basis focus mainly on small commercial insureds and are written through a network of coverholders, primarily in the United States. Coverholders underwriting this business are closely monitored, subject to audit and must adhere to strict underwriting guidelines. We also provide property coverage for small to medium-sized commercial risks on both a stand-alone and package basis through our branch offices.

Other product lines within the London Insurance Market segment include:

- crime coverage primarily targeting financial institutions and providing protection for bankers' blanket bond, computer crime and commercial fidelity;

- contingency coverage including event cancellation, non-appearance and prize indemnity;

- accident and health coverage targeting affinity groups and schemes, high value and high risks accounts and sports groups;

- coverage for equine-related risks such as horse mortality, theft, infertility, transit and specified perils;

- specialty coverages include mortality risks for farms, zoos, animal theme parks and safari parks;

- short-term trade credit coverage for commercial risks, including insolvency and protracted default as well as political risks coverage in conjunction with commercial risks for currency inconvertibility, government action, import/export license cancellation, public buyer default and war; and

- products liability, excess and umbrella and environmental liability coverages targeted at Canadian domiciled insureds.

## Reinsurance

We purchase reinsurance in order to reduce our retention on individual risks and to have the ability to underwrite policies with sufficient limits to meet policyholder needs. As part of our underwriting philosophy, we seek to offer products with limits that do not require significant amounts of reinsurance. We purchase catastrophe reinsurance coverage for our catastrophe-exposed policies, and we seek to manage our exposures under this coverage so that no exposure to any one reinsurer is material to our ongoing business. Net retention of gross premium volume was 89% in both 2011 and 2010. We do not purchase or sell finite reinsurance products or use other structures that would have the effect of discounting loss reserves.

The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. We attempt to minimize credit exposure to reinsurers through adherence to internal reinsurance guidelines. To become our reinsurance partner, prospective companies generally must: (i) maintain an A.M. Best Company (Best) or Standard & Poor's (S&P) rating of "A" (excellent) or better; (ii) maintain minimum capital and surplus of $500 million and (iii) provide collateral for recoverables in excess of an individually established amount. In addition, certain foreign reinsurers for our United States insurance operations must provide collateral equal to 100% of recoverables, with the exception of reinsurers who have been granted authorized status by an insurance company's state of domicile. Lloyd's syndicates generally must have a minimum of a "B" rating from Moody's Investors Service (Moody's) to be our reinsurers.

When appropriate, we pursue reinsurance commutations that involve the termination of ceded reinsurance contracts. Our commutation strategy related to ceded reinsurance contracts is to reduce credit exposure and eliminate administrative expenses associated with the run-off of reinsurance placed with certain reinsurers.

The following table displays balances recoverable from our ten largest reinsurers by group at December 31, 2011. The contractual obligations under reinsurance agreements are typically with individual subsidiaries of the group or syndicates at Lloyd's and are not typically guaranteed by other group members or syndicates at Lloyd's. These ten reinsurance groups represent approximately 72% of our $898.4 million reinsurance recoverable balance before considering allowances for bad debts.

| Reinsurers | A.M. Best Rating | Reinsurance Recoverable |
|---|---|---|
| | | *(dollars in thousands)* |
| Munich Re Group | A+ | $ 162,335 |
| Lloyd's of London | A | 98,975 |
| Fairfax Financial Group | A | 74,480 |
| XL Capital Group | A | 60,278 |
| Swiss Re Group | A+ | 51,776 |
| HDI Group | A | 46,207 |
| Ace Group | A+ | 44,432 |
| Aspen (Bermuda) Group | A | 38,127 |
| W. R. Berkley Group | A+ | 36,903 |
| White Mountains Insurance Group | A | 29,313 |
| Reinsurance recoverable on paid and unpaid losses for ten largest reinsurers | | 642,826 |
| Total reinsurance recoverable on paid and unpaid losses | | $ 898,377 |

# BUSINESS OVERVIEW (continued)

Reinsurance recoverable balances in the preceding table are shown before consideration of balances owed to reinsurers and any potential rights of offset, any collateral held by us and allowances for bad debts.

Reinsurance treaties are generally purchased on an annual basis and are subject to yearly renegotiations. In most circumstances, the reinsurer remains responsible for all business produced before termination. Treaties typically contain provisions concerning ceding commissions, required reports to reinsurers, responsibility for taxes, arbitration in the event of a dispute and provisions that allow us to demand that a reinsurer post letters of credit or assets as security if a reinsurer becomes an unauthorized reinsurer under applicable regulations or if its rating falls below an acceptable level.

See note 13 of the notes to consolidated financial statements and Management's Discussion & Analysis of Financial Condition and Results of Operations for additional information about our reinsurance programs and exposures.

## Investments

Our business strategy recognizes the importance of both consistent underwriting and operating profits and superior investment returns to build shareholder value. We rely on sound underwriting practices to produce investable funds while minimizing underwriting risk. The majority of our investable assets come from premiums paid by policyholders. Policyholder funds are invested predominantly in high-quality corporate, government and municipal bonds with relatively short durations. The balance, comprised of shareholder funds, is available to be invested in equity securities, which over the long run, have produced higher returns relative to fixed maturity investments. When purchasing equity securities, we seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to hold these investments over the long term. The investment portfolio is managed by company employees.

Total investment return includes items that impact net income, such as net investment income and net realized investment gains or losses, as well as changes in net unrealized gains on investments, which do not impact net income. In 2011, net investment income was $263.7 million and net realized investment gains were $35.9 million. During the year ended December 31, 2011, net unrealized gains on investments increased by $182.7 million. We do not lower the quality of our investment portfolio in order to enhance or maintain yields. We focus on long-term total investment return, understanding that the level of realized and unrealized investment gains or losses may vary from one period to the next.

We believe our investment performance is best analyzed from the review of total investment return over several years. The following table presents taxable equivalent total investment return before and after the effects of foreign currency movements.

## Annual Taxable Equivalent Total Investment Returns

| | Years Ended December 31, | | | | | Weighted Average Five-Year Annual Return | Weighted Average Ten-Year Annual Return |
|---|---|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 | | |
| Equities | (0.4%) | (34.0%) | 25.7% | 20.8% | 3.8% | **1.9%** | **6.7%** |
| Fixed maturities[1] | 5.6% | 0.2% | 9.8% | 5.4% | 7.6% | **5.8%** | **5.6%** |
| Total portfolio, before foreign currency effect | 4.1% | (6.9%) | 11.7% | 8.1% | 6.7% | **4.8%** | **5.7%** |
| Total portfolio | 4.8% | (9.6%) | 13.2% | 7.9% | 6.5% | **4.6%** | **5.9%** |
| Invested assets, end of year (in millions) | $ 7,775 | $6,893 | $7,849 | $ 8,224 | $ 8,728 | | |

[1] Includes short-term investments and cash and cash equivalents.

Taxable equivalent total investment return provides a measure of investment performance that considers the yield of both taxable and tax-exempt investments on an equivalent basis.

We monitor our portfolio to ensure that credit risk does not exceed prudent levels. S&P and Moody's provide corporate and municipal debt ratings based on their assessments of the credit quality of an obligor with respect to a specific obligation. S&P's ratings range from "AAA" (capacity to pay interest and repay principal is extremely strong) to "D" (debt is in payment default). Securities with ratings of "BBB" or higher are referred to as investment grade securities. Debt rated "BB" and below is regarded by S&P as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. Moody's ratings range from "Aaa" to "C" with ratings of "Baa" or higher considered investment grade.

Our fixed maturity portfolio has an average rating of "AA," with approximately 95% rated "A" or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2011, less than 1% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

At December 31, 2011, we held fixed maturities of $53.9 million, or less than 1% of invested assets, from sovereign and non-sovereign issuers domiciled in Portugal, Ireland, Italy, Greece or Spain and $730.4 million, or 8% of invested assets, from sovereign and non-sovereign issuers domiciled in other European countries including supranationals. At December 31, 2010, we held fixed maturities of $84.7 million, or 1% of invested assets, from sovereign and non-sovereign issuers domiciled in Portugal, Ireland, Italy, Greece or Spain and $680.4 million, or 8% of invested assets, from sovereign and non-sovereign issuers domiciled in other European countries including supranationals.

## BUSINESS OVERVIEW (continued)

The following chart presents our fixed maturity portfolio, at estimated fair value, by rating category at December 31, 2011.

**2011 Credit Quality Of Fixed Maturity Portfolio ($5.5 billion)**


80%
AAA/AA
A
15%
BBB
5%

See "Market Risk Disclosures" in Management's Discussion & Analysis of Financial Condition and Results of Operations for additional information about investments.

## Non-Insurance Operations (Markel Ventures)

Through our wholly-owned subsidiary Markel Ventures, Inc., we own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These businesses are viewed by management as separate and distinct from our insurance operations. Local management teams oversee the day-to-day operations of these companies, while strategic decisions are made in conjunction with members of our executive management team, principally our President and Chief Investment Officer. The financial results of those companies in which we own controlling interests have been consolidated in our financial statements. The financial results of those companies in which we hold a noncontrolling interest are accounted for under the equity method of accounting.

Our strategy in making these private equity investments is similar to our strategy for purchasing equity securities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to own the businesses acquired for a long period of time.

Our non-insurance operations, which we refer to collectively as Markel Ventures, are comprised of a diverse portfolio of industrial and service companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a retail intelligence services company, a manager of behavioral health programs, a provider of concierge medical and executive health services and a manufacturer and lessor of trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids. In 2011, our non-insurance operations reported revenues of $317.5 million and net income to shareholders of $7.7 million.

## Shareholder Value

Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value. More specifically, we measure financial success by our ability to compound growth in book value per share at a high rate of return over a long period of time. To mitigate the effects of short-term volatility, we generally use five-year time periods to measure ourselves. We believe that growth in book value per share is the most comprehensive measure of our success because it includes all underwriting, operating and investing results. For the year ended December 31, 2011, book value per share increased 8% primarily due to net income to shareholders of $142.0 million and a $123.4 million increase in net unrealized gains on investments, net of taxes. For the year ended December 31, 2010, book value per share increased 16% primarily due to net income to shareholders of $266.8 million and a $163.5 million increase in net unrealized gains on investments, net of taxes. Over the past five years, we have grown book value per share at a compound annual rate of 9% to $352.10 per share.

The following graph presents book value per share for the past five years.

### Book Value Per Share


$360.00
$ per share
265.26
222.20
282.55
326.36
352.10
2007
2008
2009
2010
2011

# BUSINESS OVERVIEW (continued)

## Regulatory Environment

Our insurance subsidiaries are subject to regulation and supervision by the insurance regulatory authorities of the various jurisdictions in which they conduct business. This regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities.

**United States Insurance Regulation.** In the United States, state regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, the licensing of insurers and their agents, the approval of forms and policies used, the nature of, and limitations on, insurers' investments, the form and content of annual statements and other reports on the financial condition of such insurers and the establishment of loss reserves. Additionally, the business written in the Specialty Admitted segment typically is subject to regulatory rate and form review.

As an insurance holding company, we are also subject to certain state laws. Under these laws, insurance departments may, at any time, examine us, require disclosure of material transactions, require approval of certain extraordinary transactions, such as extraordinary dividends from our insurance subsidiaries to us, or require approval of changes in control of an insurer or an insurance holding company. Generally, control for these purposes is defined as ownership or voting power of 10% or more of a company's shares.

The laws of the domicile states of our insurance subsidiaries govern the amount of dividends that may be paid to our holding company, Markel Corporation. Generally, statutes in the domicile states of our insurance subsidiaries require prior approval for payment of extraordinary as opposed to ordinary dividends. At December 31, 2011, our United States insurance subsidiaries could pay up to $222.2 million during the following 12 months under the ordinary dividend regulations.

Our United States insurance subsidiaries are also subject to risk-based capital requirements that provide a method to measure the capital of each subsidiary taking into account that subsidiary's investments and products. These requirements provide a formula which, for P&C insurance companies, establishes capital thresholds for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. At December 31, 2011, the capital and surplus of each of our United States insurance subsidiaries was above the minimum regulatory thresholds.

**United Kingdom Insurance Regulation.** With the enactment of the Financial Services and Markets Act, the United Kingdom government authorized the Financial Services Authority (FSA) to supervise all securities, banking and insurance businesses, including Lloyd's. The FSA oversees compliance with established periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins and individual capital assessment requirements, dividend restrictions, restrictions governing the appointment of key officers, restrictions governing controlling ownership interests and various other requirements. Both MIICL and Markel Syndicate Management Limited are authorized and regulated by the FSA. We are required to provide 14 days advance notice to the FSA for any dividends from MIICL. In addition, our United Kingdom insurance subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

# Ratings

Financial stability and strength are important purchase considerations of policyholders and insurance agents and brokers. Because an insurance premium paid today purchases coverage for losses that might not be paid for many years, the financial viability of the insurer is of critical concern. Various independent rating agencies provide information and assign ratings to assist buyers in their search for financially sound insurers. Rating agencies periodically re-evaluate assigned ratings based upon changes in the insurer's operating results, financial condition or other significant factors influencing the insurer's business. Changes in assigned ratings could have an adverse impact on an insurer's ability to write new business.

Best assigns financial strength ratings (FSRs) to P&C insurance companies based on quantitative criteria such as profitability, leverage and liquidity, as well as qualitative assessments such as the spread of risk, the adequacy and soundness of reinsurance, the quality and estimated market value of assets, the adequacy of loss reserves and surplus and the competence, experience and integrity of management. Best's FSRs range from "A++" (superior) to "F" (in liquidation).

Six of our insurance subsidiaries rated by Best have been assigned an FSR of "A" (excellent), one is rated "A-" (excellent) and one is rated "B++" (good). Markel Syndicate 3000 has been assigned an FSR of "A" (excellent) by Best.

In addition to Best, seven of our insurance subsidiaries are rated by Fitch Ratings (Fitch), an independent rating agency. All seven of our insurance subsidiaries rated by Fitch have been assigned an FSR of "A" (strong).

The various rating agencies typically charge companies fees for the rating and other services they provide. During 2011, we paid rating agencies, including Best and Fitch, $0.7 million for their services.

# BUSINESS OVERVIEW (continued)

## Risk Factors

A wide range of factors could materially affect our future prospects and performance. The matters addressed under "Safe Harbor and Cautionary Statements," "Critical Accounting Estimates" and "Market Risk Disclosures" in Management's Discussion and Analysis of Financial Condition and Results of Operations and other information included or incorporated in this report describe most of the significant risks that could affect our operations and financial results. We are also subject to the following risks.

**We may experience losses from catastrophes.** As a property and casualty insurance company, we may experience losses from man-made or natural catastrophes. Catastrophes may have a material adverse effect on operations. Catastrophes include, but are not limited to, windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather and fires and may include terrorist events. We cannot predict how severe a particular catastrophe will be before it occurs. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Most catastrophes occur over a small geographic area; however, some catastrophes may produce significant damage in large, heavily populated areas. If, as many forecast, climate change results in an increase in the frequency and severity of weather-related catastrophes, we may experience additional catastrophe-related losses.

**Our results may be affected because actual insured losses differ from our loss reserves.** Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. This process may become more difficult if we experience a period of rising inflation. As part of the reserving process, we review historical data and consider the impact of such factors as:

- trends in claim frequency and severity,
- changes in operations,
- emerging economic and social trends,
- uncertainties relating to asbestos and environmental exposures,
- inflation or deflation, and
- changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results will differ from original estimates. As part of the reserving process, we regularly review our loss reserves and make adjustments as necessary. Future increases in loss reserves will result in additional charges to earnings.

**We are subject to regulation by insurance regulatory authorities that may affect our ability to implement our business objectives.** Our insurance subsidiaries are subject to supervision and regulation by the insurance regulatory authorities in the various jurisdictions in which they conduct business. This regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities. Insurance regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, licensing, coverage requirements, policy rates and forms and the form and content of financial reports. In light of recent economic conditions, regulatory and legislative authorities are implementing enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of financial institutions. Regulatory authorities also may seek to exercise their supervisory or enforcement authority in new or more aggressive ways, such as imposing increased capital requirements. Any such actions, if they occurred, could affect the competitive market and the way we conduct our business and manage our capital. As a result, such actions could materially affect our results of operations, financial condition and liquidity.

**Our ability to make payments on debt or other obligations depends on the receipt of funds from our subsidiaries.** We are a holding company, and substantially all of our operations are conducted through our regulated subsidiaries. As a result, our cash flow and our ability to service our debt are dependent upon the earnings of our subsidiaries and on the distribution of earnings, loans or other payments by our subsidiaries to us. In addition, payment of dividends by our insurance subsidiaries may require prior regulatory notice or approval.

**Our investment results may be impacted by changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions.** We receive premiums from customers for insuring their risks. We invest these funds until they are needed to pay policyholder claims or until they are recognized as profits. Fluctuations in the value of our investment portfolio can occur as a result of changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions (including, for example, equity market conditions and significant inflation or deflation). Our investment results may be impacted by one or more of these factors.

**Competition in the property and casualty insurance industry could adversely affect our ability to grow or maintain premium volume.** Among our competitive strengths have been our specialty product focus and our niche market strategy. These strengths also make us vulnerable in periods of intense competition to actions by other insurance companies who seek to write additional premiums without appropriate regard for ultimate profitability. During soft markets, it is very difficult for us to grow or maintain premium volume levels without sacrificing underwriting profits. If we are not successful in maintaining rates or achieving rate increases, it may be difficult for us to improve underwriting margins and grow or maintain premium volume levels.

**We invest a significant portion of our invested assets in equity securities, which may result in significant variability in our investment results and may adversely impact shareholders' equity. Additionally, our equity investment portfolio is concentrated and declines in the value of these significant investments could adversely affect our financial results.** Equity securities were 55% and 54% of our shareholders' equity at December 31, 2011 and 2010, respectively. Equity securities have historically produced higher returns than fixed

# BUSINESS OVERVIEW (continued)

maturities; however, investing in equity securities may result in significant variability in investment returns from one period to the next. If recent levels of market volatility persist, we could experience significant declines in the fair value of our equity investment portfolio, which would result in a material decrease in shareholders' equity. Our equity portfolio is concentrated in particular issuers and industries and, as a result, a decline in the fair value of these significant investments also could result in a material decrease in shareholders' equity. A material decrease in shareholders' equity may adversely impact our ability to carry out our business plans.

**Deterioration in financial markets could lead to investment losses and adverse effects on our business.** The severe downturn in the public debt and equity markets beginning in 2008, reflecting uncertainties associated with the mortgage and credit crises, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, resulted in significant realized and unrealized losses in our investment portfolio. In the event of another major financial crisis (for example, default of foreign sovereign debt or collapse of the Eurozone), we could incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our results of operations, financial condition, debt and financial strength ratings, insurance subsidiaries' capital and ability to access capital markets.

**We rely on reinsurance and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.** We purchase reinsurance in order to reduce our retention on individual risks and to have the ability to underwrite policies with sufficient limits to meet policyholder needs. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies. Such reliance on reinsurance may create credit risk as a result of the reinsurer's inability or unwillingness to pay reinsurance claims when due. Deterioration in the credit quality of existing reinsurers or disputes over the terms of reinsurance could result in additional charges to earnings, which may adversely impact our results of operations and financial condition.

**Our information technology systems could fail or suffer a security breach, which could adversely affect our business or reputation.** Our business is dependent upon the successful functioning and security of our computer systems. Among other things, we rely on these systems to interact with producers and insureds, to perform actuarial and other modeling functions, to underwrite business, to prepare policies and process premiums, to process claims and make claims payments, and to prepare internal and external financial statements and information. A significant failure of these systems, whether because of a breakdown, natural disaster or an attack on our systems, could have a material adverse affect on our business. In addition, a security breach of our computer systems could damage our reputation or result in material liabilities.

**The integration of acquired companies may not be as successful as we anticipate.** We have recently engaged in a number of acquisitions in an effort to achieve profitable growth in our insurance operations and to create additional value on a diversified basis in our non-insurance operations. Acquisitions present operational, strategic and financial risks, as well as risks associated with liabilities arising from the previous operations of the acquired companies. Assimilation of the operations and personnel of acquired companies (especially those that are outside of our core insurance operations) may prove more difficult than anticipated, which may result in failure to achieve financial objectives associated with the acquisition or diversion of management attention. In addition, integration of formerly privately-held companies into the management and internal control and financial reporting systems of a publicly-held company presents additional risks.

## Associates

At December 31, 2011, we had approximately 5,400 employees, of whom approximately 2,700 were employed within our insurance operations and approximately 2,700 were employed within our non-insurance operations.

## SELECTED FINANCIAL DATA *(dollars in millions, except per share data)*

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| **RESULTS OF OPERATIONS** | | | |
| Earned premiums | **$ 1,979** | $ 1,731 | $ 1,816 |
| Net investment income | **264** | 273 | 260 |
| Total operating revenues | **2,630** | 2,225 | 2,069 |
| Net income (loss) to shareholders | **142** | 267 | 202 |
| Comprehensive income (loss) to shareholders | **252** | 431 | 591 |
| Diluted net income (loss) per share | **$ 14.60** | $ 27.27 | $ 20.52 |
| **FINANCIAL POSITION** | | | |
| Total investments and cash and cash equivalents | **$ 8,728** | $ 8,224 | $ 7,849 |
| Total assets | **11,532** | 10,826 | 10,242 |
| Unpaid losses and loss adjustment expenses | **5,399** | 5,398 | 5,427 |
| Senior long-term debt and other debt | **1,294** | 1,016 | 964 |
| Shareholders' equity | **3,388** | 3,172 | 2,774 |
| Common shares outstanding (at year end, in thousands) | **9,621** | 9,718 | 9,819 |

## OPERATING PERFORMANCE MEASURES[1]

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| **OPERATING DATA** | | | |
| Book value per common share outstanding | **$ 352.10** | $ 326.36 | $ 282.55 |
| Growth (decline) in book value per share | **8%** | 16% | 27% |
| 5-Year CAGR in book value per share [2] | **9%** | 13% | 11% |
| Closing stock price | **$ 414.67** | $ 378.13 | $ 340.00 |
| **RATIO ANALYSIS** | | | |
| U.S. GAAP combined ratio [3] | **102%** | 97% | 95% |
| Investment yield [4] | **4%** | 4% | 4% |
| Taxable equivalent total investment return [5] | **7%** | 8% | 13% |
| Investment leverage [6] | **2.6** | 2.6 | 2.8 |
| Debt to total capital | **27%** | 24% | 26% |

(1) Operating Performance Measures provide a basis for management to evaluate our performance. The method we use to compute these measures may differ from the methods used by other companies. See further discussion of management's evaluation of these measures in Management's Discussion & Analysis of Financial Condition and Results of Operations.

(2) CAGR—compound annual growth rate.

(3) The U.S. GAAP combined ratio measures the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.

| 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 10-Year CAGR [2] |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| $ 2,022 | $ 2,117 | $ 2,184 | $ 1,938 | $ 2,054 | $ 1,864 | $ 1,549 | 5% |
| 282 | 305 | 269 | 242 | 204 | 183 | 170 | 4% |
| 1,977 | 2,551 | 2,576 | 2,200 | 2,262 | 2,092 | 1,770 | 7% |
| (59) | 406 | 393 | 148 | 165 | 123 | 75 | — |
| (403) | 337 | 551 | 64 | 273 | 222 | 73 | — |
| $ (5.95) | $ 40.64 | $ 39.40 | $ 14.80 | $ 16.41 | $ 12.31 | $ 7.53 | — |
| | | | | | | | |
| $ 6,893 | $ 7,775 | $ 7,524 | $ 6,588 | $ 6,317 | $ 5,350 | $ 4,314 | 9% |
| 9,512 | 10,164 | 10,117 | 9,814 | 9,398 | 8,532 | 7,409 | 6% |
| 5,492 | 5,526 | 5,584 | 5,864 | 5,482 | 4,930 | 4,367 | 4% |
| 694 | 691 | 866 | 849 | 855 | 763 | 640 | — |
| 2,181 | 2,641 | 2,296 | 1,705 | 1,657 | 1,382 | 1,159 | 12% |
| 9,814 | 9,957 | 9,994 | 9,799 | 9,847 | 9,847 | 9,832 | — |
| | | | | | | | |
| $ 222.20 | $265.26 | $ 229.78 | $ 174.04 | $ 168.22 | $ 140.38 | $ 117.89 | 12% |
| (16%) | 15% | 32% | 3% | 20% | 19% | 7% | — |
| 10% | 18% | 16% | 11% | 20% | 13% | 13% | — |
| $ 299.00 | $491.10 | $ 480.10 | $317.05 | $ 364.00 | $ 253.51 | $ 205.50 | — |
| | | | | | | | |
| 99% | 88% | 87% | 101% | 96% | 99% | 103% | — |
| 4% | 4% | 4% | 4% | 4% | 4% | 4% | — |
| (10%) | 5% | 11% | 2% | 8% | 11% | 8% | — |
| 3.2 | 2.9 | 3.3 | 3.9 | 3.8 | 3.9 | 3.7 | — |
| 24% | 21% | 27% | 33% | 34% | 36% | 36% | — |

(4) Investment yield reflects net investment income as a percentage of average invested assets.

(5) Taxable equivalent total investment return includes net investment income, realized investment gains or losses, the change in fair value of the investment portfolio and the effect of foreign currency exchange rate movements during the period as a percentage of average invested assets. Tax-exempt interest and dividend payments are grossed up using the U.S. corporate tax rate to reflect an equivalent taxable yield.

(6) Investment leverage represents total invested assets divided by shareholders' equity.

# CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | **2011** | 2010 |
| | *(dollars in thousands)* | |
| **ASSETS** | | |
| Investments, available-for-sale, at estimated fair value: | | |
| Fixed maturities (amortized cost of $5,172,952 in 2011 and $5,256,980 in 2010) | **$ 5,538,174** | $ 5,431,226 |
| Equity securities (cost of $1,156,294 in 2011 and $996,088 in 2010) | **1,873,927** | 1,721,971 |
| Short-term investments (estimated fair value approximates cost) | **541,014** | 325,340 |
| TOTAL INVESTMENTS | **7,953,115** | 7,478,537 |
| Cash and cash equivalents | **775,032** | 745,259 |
| Receivables | **350,237** | 318,507 |
| Reinsurance recoverable on unpaid losses | **791,102** | 798,090 |
| Reinsurance recoverable on paid losses | **38,208** | 70,568 |
| Deferred policy acquisition costs | **194,674** | 188,783 |
| Prepaid reinsurance premiums | **97,074** | 80,293 |
| Goodwill and intangible assets | **867,558** | 641,733 |
| Other assets | **465,103** | 503,819 |
| TOTAL ASSETS | **$ 11,532,103** | $ 10,825,589 |
| **LIABILITIES AND EQUITY** | | |
| Unpaid losses and loss adjustment expenses | **$ 5,398,869** | $ 5,398,406 |
| Unearned premiums | **915,930** | 839,537 |
| Payables to insurance companies | **64,327** | 50,715 |
| Senior long-term debt and other debt (estimated fair value of $1,391,000 in 2011 and $1,086,000 in 2010) | **1,293,520** | 1,015,947 |
| Other liabilities | **397,111** | 333,292 |
| TOTAL LIABILITIES | **8,069,757** | 7,637,897 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Common stock | **891,507** | 884,457 |
| Retained earnings | **1,835,086** | 1,735,973 |
| Accumulated other comprehensive income | **660,920** | 551,093 |
| TOTAL SHAREHOLDERS' EQUITY | **3,387,513** | 3,171,523 |
| Noncontrolling interests | **74,833** | 16,169 |
| TOTAL EQUITY | **3,462,346** | 3,187,692 |
| TOTAL LIABILITIES AND EQUITY | **$ 11,532,103** | $ 10,825,589 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | *(dollars in thousands, except per share data)* | | |
| **OPERATING REVENUES** | | | |
| Earned premiums | **$ 1,979,340** | $ 1,730,921 | $ 1,815,835 |
| Net investment income | **263,676** | 272,530 | 259,809 |
| Net realized investment gains (losses): | | | |
| Other-than-temporary impairment losses | **(14,250)** | (11,644) | (95,570) |
| Other-than-temporary impairment losses recognized in other comprehensive income | **(5,946)** | (563) | 5,620 |
| Other-than-temporary impairment losses recognized in net income | **(20,196)** | (12,207) | (89,950) |
| Net realized investment gains (losses), excluding other-than-temporary impairment losses | **56,053** | 48,569 | (6,150) |
| Net realized investment gains (losses) | **35,857** | 36,362 | (96,100) |
| Other revenues | **351,077** | 185,580 | 89,782 |
| TOTAL OPERATING REVENUES | **2,629,950** | 2,225,393 | 2,069,326 |
| **OPERATING EXPENSES** | | | |
| Losses and loss adjustment expenses | **1,209,986** | 946,229 | 992,863 |
| Underwriting, acquisition and insurance expenses | **810,179** | 724,876 | 736,660 |
| Amortization of intangible assets | **24,291** | 16,824 | 6,698 |
| Other expenses | **309,046** | 168,290 | 80,499 |
| TOTAL OPERATING EXPENSES | **2,353,502** | 1,856,219 | 1,816,720 |
| OPERATING INCOME | **276,448** | 369,174 | 252,606 |
| Interest expense | **86,252** | 73,663 | 53,969 |
| INCOME BEFORE INCOME TAXES | **190,196** | 295,511 | 198,637 |
| Income tax expense (benefit) | **41,710** | 27,782 | (3,782) |
| **NET INCOME** | **$ 148,486** | $ 267,729 | $ 202,419 |
| Net income attributable to noncontrolling interests | **6,460** | 936 | 781 |
| **NET INCOME TO SHAREHOLDERS** | **$ 142,026** | $ 266,793 | $ 201,638 |
| **OTHER COMPREHENSIVE INCOME** | | | |
| Change in net unrealized gains on investments, net of taxes: | | | |
| Net holding gains arising during the period | **$ 141,839** | $ 195,648 | $ 326,959 |
| Unrealized other-than-temporary impairment losses on fixed maturities arising during the period | **3,943** | 672 | (5,405) |
| Reclassification adjustments for net gains (losses) included in net income | **(22,341)** | (32,831) | 52,883 |
| Change in net unrealized gains on investments, net of taxes | **123,441** | 163,489 | 374,437 |
| Change in foreign currency translation adjustments, net of taxes | **(4,191)** | (2,282) | 19,239 |
| Change in net actuarial pension loss, net of taxes | **(9,459)** | 2,749 | (4,268) |
| TOTAL OTHER COMPREHENSIVE INCOME | **109,791** | 163,956 | 389,408 |
| **COMPREHENSIVE INCOME** | **$ 258,277** | $ 431,685 | $ 591,827 |
| Comprehensive income attributable to noncontrolling interests | **6,424** | 1,122 | 832 |
| **COMPREHENSIVE INCOME TO SHAREHOLDERS** | **$ 251,853** | $ 430,563 | $ 590,995 |
| **NET INCOME PER SHARE** | | | |
| Basic | **$ 14.66** | $ 27.31 | $ 20.54 |
| Diluted | **$ 14.60** | $ 27.27 | $ 20.52 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Common Shares | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| | | | | *(in thousands)* | | | |
| **December 31, 2008** | **9,814** | **$ 869,744** | **$1,297,901** | **$ 13,029** | **$2,180,674** | **$ 261** | **$2,180,935** |
| Net income | | | 201,638 | 0 | 201,638 | 781 | 202,419 |
| Change in net unrealized gains on investments, net of taxes | | | 0 | 374,437 | 374,437 | 0 | 374,437 |
| Cumulative effect of adoption of FASB ASC 320-10, net of taxes | | | 15,300 | (15,300) | 0 | 0 | 0 |
| Change in foreign currency translation adjustments, net of taxes | | | 0 | 19,188 | 19,188 | 51 | 19,239 |
| Change in net actuarial pension loss, net of taxes | | | 0 | (4,268) | (4,268) | 0 | (4,268) |
| **Comprehensive income** | | | | | **590,995** | **832** | **591,827** |
| Issuance of common stock | 6 | 0 | 0 | 0 | 0 | 0 | 0 |
| Restricted stock units expensed | 0 | 2,638 | 0 | 0 | 2,638 | 0 | 2,638 |
| Acquisitions | 0 | 0 | 0 | 0 | 0 | 16,204 | 16,204 |
| Other | (1) | 494 | (441) | 0 | 53 | 57 | 110 |
| **December 31, 2009** | **9,819** | **872,876** | **1,514,398** | **387,086** | **2,774,360** | **17,354** | **2,791,714** |
| Net income | | | 266,793 | 0 | 266,793 | 936 | 267,729 |
| Change in net unrealized gains on investments, net of taxes | | | 0 | 163,489 | 163,489 | 0 | 163,489 |
| Change in foreign currency translation adjustments, net of taxes | | | 0 | (2,468) | (2,468) | 186 | (2,282) |
| Change in net actuarial pension loss, net of taxes | | | 0 | 2,749 | 2,749 | 0 | 2,749 |
| **Comprehensive income** | | | | | **430,563** | **1,122** | **431,685** |
| Issuance of common stock | 32 | 8,185 | 0 | 0 | 8,185 | 0 | 8,185 |
| Repurchase of common stock | (133) | 0 | (45,218) | 0 | (45,218) | 0 | (45,218) |
| Restricted stock units expensed | 0 | 2,543 | 0 | 0 | 2,543 | 0 | 2,543 |
| Stock options issued | 0 | 9,133 | 0 | 0 | 9,133 | 0 | 9,133 |
| Purchase of noncontrolling interest | 0 | (8,345) | 0 | 237 | (8,108) | (1,557) | (9,665) |
| Other | 0 | 65 | 0 | 0 | 65 | (750) | (685) |
| **December 31, 2010** | **9,718** | **884,457** | **1,735,973** | **551,093** | **3,171,523** | **16,169** | **3,187,692** |
| Net income | | | 142,026 | 0 | 142,026 | 6,460 | 148,486 |
| Change in net unrealized gains on investments, net of taxes | | | 0 | 123,441 | 123,441 | 0 | 123,441 |
| Change in foreign currency translation adjustments, net of taxes | | | 0 | (4,155) | (4,155) | (36) | (4,191) |
| Change in net actuarial pension loss, net of taxes | | | 0 | (9,459) | (9,459) | 0 | (9,459) |
| **Comprehensive income** | | | | | **251,853** | **6,424** | **258,277** |
| Issuance of common stock | 16 | 1,182 | 0 | 0 | 1,182 | 0 | 1,182 |
| Repurchase of common stock | (113) | 0 | (42,913) | 0 | (42,913) | 0 | (42,913) |
| Restricted stock units expensed | 0 | 5,818 | 0 | 0 | 5,818 | 0 | 5,818 |
| Acquisitions | 0 | 0 | 0 | 0 | 0 | 62,189 | 62,189 |
| Other | 0 | 50 | 0 | 0 | 50 | (9,949) | (9,899) |
| **December 31, 2011** | **9,621** | **$ 891,507** | **$1,835,086** | **$ 660,920** | **$3,387,513** | **$74,833** | **$3,462,346** |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | *(dollars in thousands)* | | |
| **OPERATING ACTIVITIES** | | | |
| Net income | **$ 148,486** | $ 267,729 | $ 202,419 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred income tax expense (benefit) | **5,649** | 7,185 | (9,144) |
| Depreciation and amortization | **70,572** | 53,587 | 31,172 |
| Net realized investment losses (gains) | **(35,857)** | (36,362) | 96,100 |
| Decrease (increase) in receivables | **(10,745)** | 7,647 | 21,035 |
| Decrease (increase) in deferred policy acquisition costs | **(5,891)** | (13,910) | 26,958 |
| Increase (decrease) in unpaid losses and loss adjustment expenses, net | **57,000** | (109,371) | 6,213 |
| Increase (decrease) in unearned premiums, net | **59,612** | 37,799 | (91,933) |
| Increase (decrease) in payables to insurance companies | **(3,665)** | 1,115 | (8,260) |
| Other | **26,157** | 7,872 | 7,903 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **311,318** | 223,291 | 282,463 |
| **INVESTING ACTIVITIES** | | | |
| Proceeds from sales of fixed maturities and equity securities | **288,046** | 340,546 | 205,561 |
| Proceeds from maturities, calls and prepayments of fixed maturities | **343,502** | 383,618 | 312,951 |
| Cost of fixed maturities and equity securities purchased | **(713,102)** | (957,193) | (726,954) |
| Net change in short-term investments | **(216,972)** | 202,882 | 23,616 |
| Acquisitions, net of cash acquired | **(120,102)** | (214,156) | (154,920) |
| Additions to property and equipment | **(60,132)** | (42,103) | (21,906) |
| Other | **4,449** | 3,063 | 27,943 |
| NET CASH USED BY INVESTING ACTIVITIES | **(474,311)** | (283,343) | (333,709) |
| **FINANCING ACTIVITIES** | | | |
| Additions to senior long-term debt and other debt | **336,181** | 42,897 | 507,346 |
| Repayment and retirement of senior long-term debt and other debt | **(90,557)** | (30,021) | (255,293) |
| Repurchases of common stock | **(42,913)** | (45,218) | 0 |
| Purchase of noncontrolling interest | **0** | (3,001) | 0 |
| Other | **(8,122)** | (10,267) | (441) |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | **194,589** | (45,610) | 251,612 |
| Effect of foreign currency rate changes on cash and cash equivalents | **(1,823)** | 427 | 9,749 |
| Increase (decrease) in cash and cash equivalents | **29,773** | (105,235) | 210,115 |
| Cash and cash equivalents at beginning of year | **745,259** | 850,494 | 640,379 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$ 775,032** | $ 745,259 | $ 850,494 |

See accompanying notes to consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Summary of Significant Accounting Policies

Markel Corporation is a diverse financial holding company serving a variety of niche markets. Markel Corporation's principal business markets and underwrites specialty insurance products. Markel Corporation also owns interests in various industrial and service businesses that operate outside of the specialty insurance marketplace.

**a) Basis of Presentation.** The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of Markel Corporation and all subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the results of its non-insurance subsidiaries on a one-month lag. Certain prior year amounts have been reclassified to conform to the current presentation.

**b) Use of Estimates.** The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management periodically reviews its estimates and assumptions. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, litigation contingencies, the reinsurance allowance for doubtful accounts and income tax liabilities, as well as analyzing the recoverability of deferred tax assets, assessing goodwill and intangible assets for impairment and evaluating the investment portfolio for other-than-temporary declines in estimated fair value. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

**c) Investments.** Available-for-sale investments are recorded at estimated fair value. Unrealized gains and losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in shareholders' equity. The Company completes a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to the yield using the effective interest method. Dividend and interest income are recognized when earned. Realized investment gains or losses are included in earnings. Realized gains or losses from sales of investments are derived using the first-in, first-out method.

**d) Cash and Cash Equivalents.** The Company considers all investments with original maturities of 90 days or less to be cash equivalents. The carrying value of the Company's cash and cash equivalents approximates fair value.

**e) Reinsurance Recoverables.** Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Allowances are established for amounts deemed uncollectible and reinsurance recoverables are recorded net of these allowances. The Company evaluates the financial condition of its reinsurers and monitors concentration risk to minimize its exposure to significant losses from individual reinsurers.

1. Summary of Significant Accounting Policies (continued)

**f) Deferred Policy Acquisition Costs.** Costs directly related to the acquisition of insurance premiums, such as commissions to agents and brokers, are deferred and amortized over the related policy period, generally one year. Commissions received related to reinsurance premiums ceded are netted against broker commissions and other acquisition costs in determining acquisition costs eligible for deferral. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company does not consider anticipated investment income in determining whether a premium deficiency exists.

**g) Goodwill and Intangible Assets.** Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. The Company completes an annual test during the fourth quarter of each year based upon the results of operations through September 30. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, generally four to 25 years, and are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable.

**h) Property and Equipment.** Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives (generally, the life of the lease for leasehold improvements, 20 to 40 years for buildings, eight to 20 years for land improvements, three to 15 years for furniture and equipment and three to 25 years for other property and equipment).

**i) Income Taxes.** The Company records deferred income taxes to reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. The Company recognizes the tax benefit from an uncertain tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by tax authorities, based on the technical merits of the position. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach, whereby the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement is recognized. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense (benefit).

**j) Unpaid Losses and Loss Adjustment Expenses.** Unpaid losses and loss adjustment expenses are based on evaluations of reported claims and estimates for losses and loss adjustment expenses incurred but not reported. Estimates for losses and loss adjustment expenses incurred but not reported are based on reserve development studies, among other things. The Company does not discount reserves for losses and loss adjustment expenses to reflect estimated present value. The reserves recorded are estimates, and the ultimate liability may be greater than or less than the estimates.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of Significant Accounting Policies (continued)

**k) Revenue Recognition.** Insurance premiums are earned on a pro rata basis over the policy period, generally one year. The cost of reinsurance is initially recorded as prepaid reinsurance premiums and is amortized over the reinsurance contract period in proportion to the amount of insurance protection provided. Premiums ceded are netted against premiums written. The Company uses the periodic method to account for assumed reinsurance from foreign reinsurers. The Company's foreign reinsurers provide sufficient information to record foreign assumed business in the same manner as the Company records assumed business from United States reinsurers. Other revenues primarily relate to the Company's non-insurance operations and consist of revenues from the sale of manufactured products and service revenues. Revenues from manufactured products are generally recognized at the time title transfers to the customer, which occurs at the point of shipment or delivery to the customer, depending on the terms of the sales arrangement. Revenues from services are generally recognized as the services are performed. Services provided pursuant to a contract are recognized either over the contract period or upon completion of the elements specified in the contract, depending on the terms of the contract.

**l) Stock-based Compensation.** Stock-based compensation expense is recognized as part of underwriting, acquisition and insurance expenses over the requisite service period. Stock-based compensation expense, net of taxes, was $4.0 million in 2011, $2.1 million in 2010 and $1.8 million in 2009.

**m) Foreign Currency Translation.** The functional currencies of the Company's foreign operations are the currencies in which the majority of their business is transacted. Assets and liabilities of foreign operations are translated into the United States Dollar using the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using the average exchange rate for the period. Gains or losses from translating the financial statements of foreign operations are included, net of taxes, in shareholders' equity as a component of accumulated other comprehensive income. Gains and losses arising from transactions denominated in a foreign currency, other than a functional currency, are included in net income.

The Company manages its exposure to foreign currency risk primarily by matching assets and liabilities denominated in the same currency. To the extent that assets and liabilities in foreign currencies are not matched, the Company is exposed to foreign currency risk. For functional currencies, the related exchange rate fluctuations are reflected in other comprehensive income. The cumulative foreign currency translation adjustment, net of taxes, was a loss of $2.6 million at December 31, 2011 and a gain of $1.5 million at December 31, 2010.

**n) Derivative Financial Instruments.** Derivative instruments, including derivative instruments resulting from hedging activities, are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. The changes in fair value of derivatives are recognized in earnings unless the derivative is designated as a hedge and qualifies for hedge accounting.

The Company's foreign currency forward contracts are generally designated and qualified as hedges of a net investment in a foreign operation. The effective portion of the change in fair value resulting from these hedges is reported in currency translation adjustments as part of other comprehensive income. The ineffective portion of the change in fair value is recognized in earnings.

**o) Comprehensive Income.** Comprehensive income represents all changes in equity that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income, such as unrealized gains or losses on investments, foreign currency translation adjustments and changes in net actuarial pension loss.

**p) Net Income Per Share.** Basic net income per share is computed by dividing net income to shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income to shareholders by the weighted average number of common shares and dilutive potential common shares outstanding during the year.

**q) Recent Accounting Pronouncements.** In October 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*, to address diversity in practice within the insurance industry regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This guidance specifies that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be capitalized. ASU No. 2010-26 becomes effective for the Company beginning January 1, 2012. The Company intends to adopt ASU No. 2010-26 prospectively and expects to defer fewer costs under this new guidance. The Company expects the adoption of this guidance to increase its underwriting, acquisition and insurance expenses for 2012 by approximately $40 million to $45 million, which will increase the expense ratio by approximately two points.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment*. ASU No. 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Accounting Standards Codification (ASC) 350, *Intangibles - Goodwill and Other*. The Company adopted ASU No. 2011-08 for its 2011 annual goodwill impairment test. The adoption of ASU No. 2011-08 did not have an impact on the Company's financial position, results of operations or cash flows.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 2. Investments

**a)** The following tables summarize the Company's available-for-sale investments.

| *(dollars in thousands)* | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Unrealized Other-Than-Temporary Impairment Losses | Estimated Fair Value |
|---|---|---|---|---|---|
| | December 31, 2011 | | | | |
| Fixed maturities: | | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | **$ 299,413** | **$ 22,789** | **$ (9)** | **$ 0** | **$ 322,193** |
| Obligations of states, municipalities and political subdivisions | **2,729,838** | **201,477** | **(794)** | **0** | **2,930,521** |
| Foreign governments | **572,253** | **45,629** | **(1,068)** | **0** | **616,814** |
| Residential mortgage-backed securities | **366,859** | **24,601** | **(18)** | **(2,258)** | **389,184** |
| Asset-backed securities | **16,096** | **731** | **(9)** | **0** | **16,818** |
| Public utilities | **63,965** | **5,462** | **0** | **0** | **69,427** |
| All other corporate bonds | **1,124,528** | **78,053** | **(2,750)** | **(6,614)** | **1,193,217** |
| Total fixed maturities | **5,172,952** | **378,742** | **(4,648)** | **(8,872)** | **5,538,174** |
| Equity securities: | | | | | |
| Insurance companies, banks and trusts | **389,421** | **296,648** | **(1,366)** | **0** | **684,703** |
| Industrial, consumer and all other | **766,873** | **425,131** | **(2,780)** | **0** | **1,189,224** |
| Total equity securities | **1,156,294** | **721,779** | **(4,146)** | **0** | **1,873,927** |
| Short-term investments | **541,014** | **4** | **(4)** | **0** | **541,014** |
| INVESTMENTS, AVAILABLE-FOR-SALE | **$ 6,870,260** | **$ 1,100,525** | **$ (8,798)** | **$ (8,872)** | **$ 7,953,115** |

| *(dollars in thousands)* | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Unrealized Other-Than-Temporary Impairment Losses | Estimated Fair Value |
|---|---|---|---|---|---|
| | December 31, 2010 | | | | |
| Fixed maturities: | | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | $ 300,555 | $ 20,832 | $ (49) | $ 0 | $ 321,338 |
| Obligations of states, municipalities and political subdivisions | 2,767,169 | 61,620 | (29,450) | 0 | 2,799,339 |
| Foreign governments | 454,615 | 22,512 | (1,397) | 0 | 475,730 |
| Residential mortgage-backed securities | 409,415 | 29,664 | (1,738) | (11,778) | 425,563 |
| Asset-backed securities | 21,704 | 1,052 | 0 | 0 | 22,756 |
| Public utilities | 95,770 | 6,674 | 0 | 0 | 102,444 |
| Convertible bonds | 16,725 | 0 | 0 | 0 | 16,725 |
| All other corporate bonds | 1,191,027 | 85,902 | (1,805) | (7,793) | 1,267,331 |
| Total fixed maturities | 5,256,980 | 228,256 | (34,439) | (19,571) | 5,431,226 |
| Equity securities: | | | | | |
| Insurance companies, banks and trusts | 388,848 | 323,634 | (1,496) | 0 | 710,986 |
| Industrial, consumer and all other | 607,240 | 404,444 | (699) | 0 | 1,010,985 |
| Total equity securities | 996,088 | 728,078 | (2,195) | 0 | 1,721,971 |
| Short-term investments | 325,336 | 4 | 0 | 0 | 325,340 |
| INVESTMENTS, AVAILABLE-FOR-SALE | $ 6,578,404 | $ 956,338 | $ (36,634) | $ (19,571) | $ 7,478,537 |

**b)** The following tables summarize gross unrealized investment losses by the length of time that securities have continuously been in an unrealized loss position.

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | Total | |
| *(dollars in thousands)* | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses |
| Fixed maturities: | | | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | $ 32,384 | $ (9) | $ 0 | $ 0 | $ 32,384 | $ (9) |
| Obligations of states, municipalities and political subdivisions | 1,016 | (2) | 17,261 | (792) | 18,277 | (794) |
| Foreign governments | 40,340 | (1,068) | 0 | 0 | 40,340 | (1,068) |
| Residential mortgage-backed securities | 489 | (2,263) | 2,045 | (13) | 2,534 | (2,276) |
| Asset-backed securities | 0 | 0 | 32 | (9) | 32 | (9) |
| All other corporate bonds | 74,812 | (7,829) | 7,923 | (1,535) | 82,735 | (9,364) |
| Total fixed maturities | 149,041 | (11,171) | 27,261 | (2,349) | 176,302 | (13,520) |
| Equity securities: | | | | | | |
| Insurance companies, banks and trusts | 26,514 | (1,366) | 0 | 0 | 26,514 | (1,366) |
| Industrial, consumer and all other | 70,555 | (2,774) | 18,525 | (6) | 89,080 | (2,780) |
| Total equity securities | 97,069 | (4,140) | 18,525 | (6) | 115,594 | (4,146) |
| Short-term investments | 295,991 | (4) | 0 | 0 | 295,991 | (4) |
| TOTAL | $ 542,101 | $ (15,315) | $ 45,786 | $ (2,355) | $ 587,887 | $ (17,670) |

At December 31, 2011, the Company held 76 securities with a total estimated fair value of $587.9 million and gross unrealized losses of $17.7 million. Of these 76 securities, 17 securities had been in a continuous unrealized loss position for greater than one year and had a total estimated fair value of $45.8 million and gross unrealized losses of $2.4 million. Of these securities, 16 securities were fixed maturities and one was an equity security. The Company does not intend to sell or believe it will be required to sell these fixed maturities before recovery of their amortized cost.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 2. Investments (continued)

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | Total | |
| *(dollars in thousands)* | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses | Estimated Fair Value | Gross Unrealized Holding and Other-Than-Temporary Impairment Losses |
| Fixed maturities: | | | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | $ 23,574 | $ (49) | $ 0 | $ 0 | $ 23,574 | $ (49) |
| Obligations of states, municipalities and political subdivisions | 942,935 | (27,463) | 22,468 | (1,987) | 965,403 | (29,450) |
| Foreign governments | 91,252 | (1,238) | 4,955 | (159) | 96,207 | (1,397) |
| Residential mortgage-backed securities | 20,972 | (10,822) | 10,534 | (2,694) | 31,506 | (13,516) |
| All other corporate bonds | 43,253 | (9,123) | 15,966 | (475) | 59,219 | (9,598) |
| Total fixed maturities | 1,121,986 | (48,695) | 53,923 | (5,315) | 1,175,909 | (54,010) |
| Equity securities: | | | | | | |
| Insurance companies, banks and trusts | 22,750 | (1,496) | 0 | 0 | 22,750 | (1,496) |
| Industrial, consumer and all other | 16,712 | (699) | 0 | 0 | 16,712 | (699) |
| Total equity securities | 39,462 | (2,195) | 0 | 0 | 39,462 | (2,195) |
| TOTAL | $ 1,161,448 | $ (50,890) | $ 53,923 | $ (5,315) | $ 1,215,371 | $ (56,205) |

At December 31, 2010, the Company held 363 securities with a total estimated fair value of $1.2 billion and gross unrealized losses of $56.2 million. Of these 363 securities, 19 securities had been in a continuous unrealized loss position for greater than one year and had a total estimated fair value of $53.9 million and gross unrealized losses of $5.3 million. All 19 securities were fixed maturities.

The Company completes a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. All securities with unrealized losses are reviewed. The Company considers many factors in completing its quarterly review of securities with unrealized losses for other-than-temporary impairment, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of the issuer. For equity securities, the ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery is considered. For fixed maturities, the Company considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery, the implied yield-to-maturity, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due.

For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. For fixed maturities where the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, a decline in fair value is considered to be other-than-temporary and is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity below its amortized cost is considered to be other-than-temporary based upon other considerations, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the other-than-temporary impairment, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the non-credit portion of the other-than-temporary impairment, which is recognized in other comprehensive income. The discount rate used to calculate the estimated present value of the cash flows expected to be collected is the effective interest rate implicit for the security at the date of purchase.

When assessing whether it intends to sell a fixed maturity or if it is likely to be required to sell a fixed maturity before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing. Additional information on the methodology and significant inputs, by security type, that the Company used to determine the amount of credit loss recognized on fixed maturities with declines in fair value below amortized cost that were considered to be other-than-temporary is provided below.

*Residential mortgage-backed securities.* For mortgage-backed securities, credit impairment is assessed by estimating future cash flows from the underlying mortgage loans and interest payments. The cash flow estimate incorporates actual cash flows from the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment rates, default rates, recovery rates on foreclosed properties and loss severity assumptions. Management develops specific assumptions using market data and internal estimates, as well as estimates from rating agencies and other third party sources. Default rates are estimated by considering current underlying mortgage loan performance and expectations of future performance. Estimates of future cash flows are discounted to present value. If the present value of expected cash flows is less than the amortized cost, the Company recognizes the estimated credit loss in net income.

*Corporate bonds.* For corporate bonds, credit impairment is assessed by evaluating the underlying issuer. As part of this assessment, the Company analyzes various factors, including the following:

- fundamentals of the issuer, including current and projected earnings, current liquidity position and ability to raise capital;
- fundamentals of the industry in which the issuer operates;
- expectations of defaults and recovery rates;
- changes in ratings by rating agencies;
- other relevant market considerations; and
- receipt of interest payments

Default probabilities and recovery rates from rating agencies are key factors used in calculating the credit loss. Additional research of the industry and issuer is completed to determine if there is any current information that may affect the fixed maturity or its issuer in a negative manner and require an adjustment to the cash flow assumptions.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 2. Investments (continued)

**c)** The amortized cost and estimated fair value of fixed maturities at December 31, 2011 are shown below by contractual maturity.

| *(dollars in thousands)* | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $ 286,486 | $ 290,942 |
| Due after one year through five years | 1,184,272 | 1,259,314 |
| Due after five years through ten years | 1,763,033 | 1,906,823 |
| Due after ten years | 1,556,206 | 1,675,093 |
| | 4,789,997 | 5,132,172 |
| Residential mortgage-backed securities | 366,859 | 389,184 |
| Asset-backed securities | 16,096 | 16,818 |
| TOTAL FIXED MATURITIES | $ 5,172,952 | $ 5,538,174 |

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower. Based on expected maturities, the estimated average duration of the fixed maturities was 4.1 years.

**d)** The following table presents the components of net investment income.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Interest: | | | |
| Municipal bonds (tax-exempt) | **$ 94,457** | $ 92,168 | $ 83,695 |
| Municipal bonds (taxable) | **23,277** | 18,679 | 1,816 |
| Taxable bonds | **117,242** | 132,164 | 148,353 |
| Short-term investments, including overnight deposits | **2,484** | 2,850 | 5,597 |
| Dividends on equity securities | **35,996** | 33,128 | 24,883 |
| Change in fair value of credit default swap | **(4,103)** | 1,740 | 2,996 |
| Other | **2,135** | 1,337 | (530) |
| | **271,488** | 282,066 | 266,810 |
| Investment expenses | **(7,812)** | (9,536) | (7,001) |
| NET INVESTMENT INCOME | **$ 263,676** | $ 272,530 | $ 259,809 |

e) The following table summarizes the activity for credit losses recognized in net income on fixed maturities where other-than-temporary impairment was identified and a portion of the other-than-temporary impairment was included in other comprehensive income.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Cumulative credit loss, beginning of year | **$ 10,307** | $ 9,141 | $ 0 |
| Adoption of FASB ASC 320-10 | **0** | 0 | 237 |
| Additions: | | | |
| Other-than-temporary impairment losses not previously recognized | **875** | 0 | 7,019 |
| Increases related to other-than-temporary impairment losses previously recognized | **10,203** | 1,185 | 2,062 |
| Total additions | **11,078** | 1,185 | 9,318 |
| Reductions: | | | |
| Sales of fixed maturities on which credit losses were recognized | **(15)** | (19) | (177) |
| Cumulative credit loss, end of year | **$ 21,370** | $ 10,307 | $ 9,141 |

f) The following table presents net realized investment gains (losses) and the change in net unrealized gains on investments.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Realized gains: | | | |
| Sales of fixed maturities | **$ 17,035** | $ 20,848 | $ 5,752 |
| Sales of equity securities | **36,863** | 35,150 | 7,605 |
| Other | **2,626** | 1,966 | 5,781 |
| Total realized gains | **56,524** | 57,964 | 19,138 |
| Realized losses: | | | |
| Sales of fixed maturities | **(410)** | (1,470) | (25,230) |
| Sales of equity securities | **(61)** | 0 | (58) |
| Other-than-temporary impairments | **(20,196)** | (12,207) | (89,950) |
| Other | **0** | (7,925) | 0 |
| Total realized losses | **(20,667)** | (21,602) | (115,238) |
| NET REALIZED INVESTMENT GAINS (LOSSES) | **$ 35,857** | $ 36,362 | $ (96,100) |
| Change in net unrealized gains on investments: | | | |
| Fixed maturities | **$ 190,976** | $ 23,855 | $ 280,210 |
| Equity securities | **(8,250)** | 219,895 | 287,407 |
| Short-term investments | **(4)** | (14) | (4) |
| NET INCREASE | **$ 182,722** | $ 243,736 | $ 567,613 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 2. Investments (continued)

**g)** The following table presents other-than-temporary impairment losses recognized in net income and included in net realized investment gains (losses) by investment type.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Fixed maturities: | | | |
| Corporate bonds | **$ 0** | $ 0 | $ (7,310) |
| Residential mortgage-backed securities | **(11,078)** | (1,185) | (3,541) |
| Other | **0** | 0 | (1,487) |
| Total fixed maturities | **(11,078)** | (1,185) | (12,338) |
| Equity securities: | | | |
| Insurance companies, banks and trusts | **(4,251)** | (2,872) | (15,978) |
| Industrial, consumer and all other | **(4,867)** | (965) | (38,548) |
| Total equity securities | **(9,118)** | (3,837) | (54,526) |
| Investments in affiliates | **0** | 0 | (23,086) |
| Other | **0** | (7,185) | 0 |
| TOTAL | **$ (20,196)** | $ (12,207) | $ (89,950) |

**h)** The Company had $1.8 billion and $1.6 billion of investments and cash and cash equivalents (invested assets) held in trust or on deposit for the benefit of policyholders, reinsurers or banks in the event of default by the Company on its obligations at December 31, 2011 and 2010, respectively. These invested assets and the related liabilities are included on the Company's consolidated balance sheets. The following discussion provides additional detail regarding irrevocable undrawn letters of credit and investments held in trust or on deposit.

The Company's United States insurance companies had invested assets with a carrying value of $43.0 million and $43.3 million on deposit with state regulatory authorities at December 31, 2011 and 2010, respectively.

Invested assets with a carrying value of $65.4 million and $67.3 million at December 31, 2011 and 2010, respectively, were held in trust for the benefit of cedents of the Company's United States insurance companies.

Invested assets with a carrying value of $56.8 million and $60.3 million at December 31, 2011 and 2010, respectively, were held in trust for the benefit of United States cedents of Markel International Insurance Company Limited (MIICL), a wholly-owned subsidiary, and to facilitate MIICL's accreditation as an alien reinsurer by certain states.

Invested assets with a carrying value of $25.0 million and $33.7 million at December 31, 2011 and 2010, respectively, were held in trust for the benefit of MIICL's United States surplus lines policyholders.

Banks have issued irrevocable undrawn letters of credit supporting the Company's contingent liabilities related to certain reinsurance business written in the United States by MIICL. The Company had deposited invested assets with a carrying value of $24.3 million and $25.3 million at December 31, 2011 and 2010, respectively, as collateral against these letters of credit.

## 2. Investments (continued)

The Company had deposited $459.5 million and $352.2 million of invested assets with Lloyd's to support its underwriting activities at December 31, 2011 and 2010, respectively. In addition, the Company had invested assets with a carrying value of $1.1 billion and $1.0 billion at December 31, 2011 and 2010, respectively, held in trust for the benefit of syndicate policyholders.

In accordance with the terms of its credit default swap agreement, the Company had $35.2 million and $34.3 million of invested assets on deposit at December 31, 2011 and 2010, respectively.

**i)** At December 31, 2011 and December 31, 2010, investments in U.S. Treasury securities and obligations of U.S. government agencies were the only investments in any one issuer that exceeded 10% of shareholders' equity.

At December 31, 2011, the Company's ten largest equity holdings represented $955.5 million, or 51%, of the equity portfolio. Investments in the property and casualty insurance industry represented $397.3 million, or 21%, of the equity portfolio at December 31, 2011. Investments in the property and casualty insurance industry included a $221.2 million investment in the common stock of Berkshire Hathaway Inc.

## 3. Receivables

The following table presents the components of receivables.

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Amounts receivable from agents, brokers and insureds | **$ 283,248** | $ 263,439 |
| Trade accounts receivable | **51,796** | 16,327 |
| Employee stock loans receivable (see note 10) | **13,142** | 13,694 |
| Other | **17,068** | 38,379 |
| | **365,254** | 331,839 |
| Allowance for doubtful receivables | **(15,017)** | (13,332) |
| RECEIVABLES | **$ 350,237** | $ 318,507 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 4. Deferred Policy Acquisition Costs

The following table presents the amounts of policy acquisition costs acquired, deferred and amortized.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Balance, beginning of year | **$ 188,783** | $ 156,797 | $ 183,755 |
| Policy acquisition costs of acquired insurance companies | **0** | 18,076 | 0 |
| Policy acquisition costs deferred | **485,345** | 439,803 | 413,858 |
| Amortization of policy acquisition costs | **(479,454)** | (425,893) | (440,816) |
| DEFERRED POLICY ACQUISITION COSTS | **$ 194,674** | $ 188,783 | $ 156,797 |

The following table presents the components of underwriting, acquisition and insurance expenses.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Amortization of policy acquisition costs | **$ 479,454** | $ 425,893 | $ 440,816 |
| Other operating expenses | **330,725** | 298,983 | 295,844 |
| UNDERWRITING, ACQUISITION AND INSURANCE EXPENSES | **$ 810,179** | $ 724,876 | $ 736,660 |

## 5. Property and Equipment

The following table presents the components of property and equipment, which are included in other assets on the consolidated balance sheets.

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Land | **$ 38,066** | $ 35,105 |
| Buildings | **27,897** | 22,758 |
| Leasehold improvements | **50,195** | 45,512 |
| Land improvements | **29,477** | 24,711 |
| Furniture and equipment | **170,869** | 137,512 |
| Other | **65,790** | 16,577 |
| | **382,294** | 282,175 |
| Accumulated depreciation and amortization | **(137,445)** | (122,608) |
| PROPERTY AND EQUIPMENT | **$ 244,849** | $ 159,567 |

Depreciation and amortization expense of property and equipment was $24.2 million, $19.5 million and $14.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company does not own any material properties. The Company leases substantially all of the facilities utilized by its insurance operations and certain furniture and equipment under operating leases. The Company's non-insurance operations own certain of their facilities and lease others.

## 6. Goodwill and Intangible Assets

The following table presents the components of goodwill.

| *(dollars in thousands)* | Excess and Surplus Lines Segment | Specialty Admitted Segment | London Insurance Market Segment | Other[1] | Total |
|---|---|---|---|---|---|
| January 1, 2010 | $ 81,770 | $ 1,888 | $ 292,463 | $ 26,398 | $ 402,519 |
| Acquisitions (see note 21) | 0 | 63,026 | 0 | 2,569 | 65,595 |
| Foreign currency movements | 0 | 0 | 2,466 | 0 | 2,466 |
| December 31, 2010 | $ 81,770 | $ 64,914 | $ 294,929 | $ 28,967 | $ 470,580 |
| Acquisitions (see note 21) | 0 | 0 | 15,310 | 122,846 | 138,156 |
| Foreign currency movements | 0 | 0 | (1,175) | 0 | (1,175) |
| **December 31, 2011** | **$ 81,770** | **$ 64,914** | **$ 309,064** | **$ 151,813** | **$ 607,561** |

[1] Amounts included in Other above are related to the Company's non-insurance operations.

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. The Company completes an annual test during the fourth quarter of each year based upon the results of operations through September 30. There were no indications of impairment during 2011 or 2010.

The following table presents the components of intangible assets.

| | December 31, | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2011** | | 2010 | |
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | **$ 200,926** | **$ (26,159)** | $ 132,110 | $ (23,949) |
| Trade names | **47,649** | **(4,094)** | 34,127 | (1,431) |
| Technology | **33,753** | **(5,723)** | 25,753 | (2,324) |
| Other | **15,506** | **(1,861)** | 7,646 | (779) |
| Total | **$ 297,834** | **$ (37,837)** | $ 199,636 | $ (28,483) |

Amortization of intangible assets was $24.3 million, $16.8 million and $6.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization of intangible assets is estimated to be $25.8 million for 2012, $23.7 million for 2013, $21.7 million for 2014, $21.6 million for 2015 and $19.1 million for 2016. Indefinite-lived intangible assets were $4.1 million at December 31, 2011 and 2010.

In 2011, the Company acquired $113.7 million of intangible assets. The definite-lived intangible assets acquired are expected to be amortized over a weighted average period of 14.4 years. The definite-lived intangible assets acquired during 2011 include customer relationships, technology and trade names, which are expected to be amortized over a weighted average period of 15.9, 5.0 and 15.6 years, respectively.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 7. Income Taxes

Income before income taxes includes the following components.

| *(dollars in thousands)* | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Domestic | **$ 200,446** | $ 174,543 | $ 86,592 |
| Foreign | **(10,250)** | 120,968 | 112,045 |
| INCOME BEFORE INCOME TAXES | **$ 190,196** | $ 295,511 | $ 198,637 |

Income tax expense (benefit) includes the following components.

| *(dollars in thousands)* | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Domestic | **$ 35,721** | $ 22,875 | $ 8,076 |
| Foreign | **340** | (2,278) | (2,714) |
| Total current tax expense | **36,061** | 20,597 | 5,362 |
| Deferred: | | | |
| Domestic | **436** | 1,050 | (6,763) |
| Foreign | **5,213** | 6,135 | (2,381) |
| Total deferred tax expense (benefit) | **5,649** | 7,185 | (9,144) |
| INCOME TAX EXPENSE (BENEFIT) | **$ 41,710** | $ 27,782 | $ (3,782) |

Foreign income tax expense (benefit) includes United States tax expense (benefit) on foreign operations.

In 2011, income tax expense included a decrease in the provision for interest and penalties of $0.6 million. In 2010, income tax expense included a benefit from a reduction in the provision for interest and penalties of $3.9 million. In 2009, income tax benefit included an increase in the provision for interest and penalties of $2.7 million. At December 31, 2011 and 2010, other liabilities on the consolidated balance sheets included $1.8 million and $2.4 million, respectively, for potential payment of interest and penalties.

State income tax expense is not material to the consolidated financial statements.

The Company made income tax payments of $35.0 million, $24.0 million and $21.2 million in 2011, 2010 and 2009, respectively. Income taxes payable was $12.1 million at December 31, 2011 and was included in other liabilities on the consolidated balance sheet. Income taxes receivable was $15.9 million at December 31, 2010 and was included in other assets on the consolidated balance sheet. The income tax receivable at December 31, 2010 was due in part to the carryback of $27.5 million of capital losses generated as a result of sales of equity securities and fixed maturities that had tax bases in excess of fair value on the dates of sale.

## 7. Income Taxes (continued)

Reconciliations of the United States corporate income tax rate to the effective tax rate on income before income taxes are presented in the following table.

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| United States corporate tax rate | **35%** | 35% | 35% |
| Tax-exempt investment income | **(18)** | (11) | (14) |
| Uncertain tax positions | **(2)** | (1) | 2 |
| Tax credits | **0** | 1 | (3) |
| Foreign operations | **6** | (13) | (21) |
| Other | **1** | (2) | (1) |
| Effective Tax Rate | **22%** | 9% | (2%) |

The 2011 effective tax rate included a 6% income tax expense related to foreign operations, which was primarily the result of a change in the U.K. tax rate that reduced the deferred tax assets to be realized in the future and the impact of applying a lower foreign tax rate to 2011 losses from foreign operations. The 2010 effective tax rate included a 13% income tax benefit related to foreign operations, of which 11% was a result of a change in the Company's plans regarding the amount of earnings considered reinvested indefinitely in foreign subsidiaries. The 2009 effective tax rate included a 21% income tax benefit related to foreign operations, of which 17% was the result of a one-time tax benefit related to a change in the United Kingdom tax law that became effective in the third quarter of 2009.

The following table presents the components of domestic and foreign deferred tax assets and liabilities.

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Assets: | | |
| Differences between financial reporting and tax bases | **$ 101,152** | $ 101,822 |
| Unpaid losses and loss adjustment expenses not yet deductible for income tax purposes | **98,571** | 105,183 |
| Unearned premiums recognized for income tax purposes | **39,110** | 36,416 |
| Other-than-temporary impairments not yet deductible for income tax purposes | **43,387** | 42,377 |
| Net operating loss carryforwards | **85,700** | 93,864 |
| Tax credit carryforwards | **31,718** | 25,582 |
| Total gross deferred tax assets | **399,638** | 405,244 |
| Liabilities: | | |
| Differences between financial reporting and tax bases | **21,114** | 17,370 |
| Deferred policy acquisition costs | **44,730** | 44,813 |
| Net unrealized gains on investments | **315,692** | 260,791 |
| Amortization of goodwill and other intangible assets | **29,205** | 21,251 |
| Total gross deferred tax liabilities | **410,741** | 344,225 |
| Net Deferred Tax Asset (Liability) | **$ (11,103)** | $ 61,019 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 7. Income Taxes (continued)

The net deferred tax liability at December 31, 2011 was included in other liabilities on the consolidated balance sheet. The net deferred tax asset at December 31, 2010 was included in other assets on the consolidated balance sheet.

At December 31, 2011, the Company had tax credit carryforwards of $31.7 million. The earliest any of these credits will expire is 2019.

At December 31, 2011, the Company had net operating losses of $317.2 million. These losses can be carried forward indefinitely to offset future taxable income in the United Kingdom. Of the $317.2 million of net operating losses, $63.3 million also can be utilized to offset future income that is taxable in the United States from Markel Capital Limited, a wholly-owned subsidiary. The Company's ability to utilize these losses in the United States expires between the years 2020 and 2026.

The Company estimates that it will realize $399.6 million of the gross deferred tax assets, including net operating losses, recorded at December 31, 2011 through the reversal of existing temporary differences attributable to the gross deferred tax liabilities.

At December 31, 2011, the Company had unrecognized tax benefits of $19.6 million. If recognized, $16.0 million of these tax benefits would decrease the annual effective tax rate. The Company does not currently anticipate any significant changes in unrecognized tax benefits during 2012.

The following table presents a reconciliation of unrecognized tax benefits.

| | Years Ended December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Unrecognized tax benefits, beginning of year | **$ 24,585** | $ 24,940 |
| Increases based upon tax positions taken during the current year | **864** | 863 |
| Increases for tax positions taken in prior years | **156** | 342 |
| Decreases for tax positions taken in prior years | **(3,309)** | (744) |
| Settlement with taxing authorities | **(1,526)** | 0 |
| Lapse of statute of limitations | **(1,184)** | (816) |
| UNRECOGNIZED TAX BENEFITS, END OF YEAR | **$ 19,586** | $ 24,585 |

Provisions for United States income taxes on undistributed earnings of foreign subsidiaries are made only on those amounts in excess of the amounts that are considered to be reinvested indefinitely. At December 31, 2011, earnings of the Company's foreign subsidiaries are considered reinvested indefinitely and no provision for United States income taxes has been recorded. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings due to the complexity of this calculation.

The Company is subject to income tax in the United States and in foreign jurisdictions. With few exceptions, the Company is no longer subject to income tax examination by tax authorities for years ended before January 1, 2008.

## 8. Unpaid Losses and Loss Adjustment Expenses

**a)** The following table presents a reconciliation of consolidated beginning and ending reserves for losses and loss adjustment expenses.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, BEGINNING OF YEAR | **$ 4,600,316** | $ 4,540,654 | $ 4,465,481 |
| Foreign currency movements, commutations and other | **(7,496)** | (5,070) | 86,362 |
| **ADJUSTED NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, BEGINNING OF YEAR** | **4,592,820** | 4,535,584 | 4,551,843 |
| Incurred losses and loss adjustment expenses: | | | |
| Current year | **1,563,993** | 1,224,270 | 1,228,152 |
| Prior years | **(354,007)** | (278,041) | (235,289) |
| **TOTAL INCURRED LOSSES AND LOSS ADJUSTMENT EXPENSES** | **1,209,986** | 946,229 | 992,863 |
| Payments: | | | |
| Current year | **291,837** | 269,469 | 247,814 |
| Prior years | **898,318** | 796,138 | 759,522 |
| **TOTAL PAYMENTS** | **1,190,155** | 1,065,607 | 1,007,336 |
| Effect of foreign currency rate changes | **(4,884)** | 1,773 | 3,284 |
| Net reserves for losses and loss adjustment expenses of acquired insurance companies | **0** | 182,337 | 0 |
| **NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR** | **4,607,767** | 4,600,316 | 4,540,654 |
| Reinsurance recoverable on unpaid losses | **791,102** | 798,090 | 886,442 |
| **GROSS RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR** | **$ 5,398,869** | $ 5,398,406 | $ 5,427,096 |

Beginning of year net reserves for losses and loss adjustment expenses are adjusted, when applicable, for the impact of changes in foreign currency rates, commutations and other items. In 2011, beginning of year net reserves for losses and loss adjustment expenses were decreased by a movement of $14.1 million in foreign currency rates of exchange, which was offset in part by increases for other items including commutations. In 2010, beginning of year net reserves for losses and loss adjustment expenses were decreased by a movement of $19.1 million in foreign currency rates of exchange, which was offset in part by increases for other items including commutations. In 2009, beginning of year net reserves for losses and loss adjustment expenses were increased by a movement of $74.8 million in foreign currency rates of exchange, most notably between the United States Dollar and the United Kingdom Sterling.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 8. Unpaid Losses and Loss Adjustment Expenses (continued)

Current year incurred losses and loss adjustment expenses for 2011 included $150.9 million of estimated net losses related to the Thai floods, Hurricane Irene, U.S. tornadoes, Japanese earthquake and tsunami, Australian floods and New Zealand earthquakes. The estimated net losses on these natural catastrophes were net of estimated reinsurance recoverables of $36.3 million.

In 2011, incurred losses and loss adjustment expenses included $354.0 million of favorable development on prior years' loss reserves, which was primarily due to $265.8 million of loss reserve redundancies experienced at Markel International and on the professional and products liability and casualty programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years have been more favorable than the Company's actuarial analyses initially anticipated.

As a result of its acquisition of Aspen Holdings, Inc. (Aspen) in 2010, the Company recorded net reserves for losses and loss adjustment expenses of $182.3 million. These reserves were recorded at fair value as part of the Company's purchase accounting.

In 2010, incurred losses and loss adjustment expenses included $278.0 million of favorable development on prior years' loss reserves, which was primarily due to $214.4 million of loss reserve redundancies experienced at Markel International and on the professional and products liability programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years have been more favorable than initially anticipated within the Company's actuarial analyses.

In 2009, incurred losses and loss adjustment expenses included $235.3 million of favorable development on prior years' loss reserves, which was primarily due to $205.6 million of loss reserve redundancies experienced at Markel International and on the professional and products liability programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years were more favorable than initially anticipated within the Company's actuarial analyses. The favorable development on prior years' loss reserves in 2009 was partially offset by $10.0 million of adverse development on asbestos and environmental loss reserves following the Company's actuarial review of these exposures.

During the third quarter of each of the past three years, the Company completed an in-depth, actuarial review of its asbestos and environmental exposures. During the 2011 and 2010 reviews, the Company determined that no adjustment to loss reserves was necessary. During the 2009 review, the Company increased its estimate of the number of claims that would ultimately be closed with an indemnity payment. In 2009, the Company's actuarial estimate of the ultimate liability for asbestos and environmental loss reserves was increased, and management increased prior years' loss reserves for asbestos and environmental exposures accordingly.

Inherent in the Company's reserving practices is the desire to establish loss reserves that are more likely redundant than deficient. As such, the Company seeks to establish loss reserves that will ultimately prove to be adequate. Furthermore, the Company's philosophy is to price its insurance products to make an underwriting profit. Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claim payments and other information, but uncertainty remains regarding the potential for adverse development of estimated ultimate liabilities.

## 8. Unpaid Losses and Loss Adjustment Expenses (continued)

The Company uses a variety of techniques to establish the liabilities for unpaid losses and loss adjustment expenses, all of which involve significant judgments and assumptions. These techniques include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. Greater judgment may be required when new product lines are introduced or when there have been changes in claims handling practices, as the statistical data available may be insufficient. The Company's estimates reflect implicit and explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes, general economic conditions and recent trends in these factors. In some of the Company's markets, and where the Company acts as a reinsurer, the timing and amount of information reported about underlying claims are in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

The Company believes the process of evaluating past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. Management currently believes the Company's gross and net reserves, including the reserves for environmental and asbestos exposures, are adequate. However, there is no precise method for evaluating the impact of any significant factor on the adequacy of reserves, and actual results will differ from original estimates.

**b)** The Company's exposure to asbestos and environmental (A&E) claims results from policies written by acquired insurance operations before their acquisitions by the Company. The Company's exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met.

A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, the Company began underwriting CGL coverage with pollution exclusions, and in some lines of business the Company began using a claims-made form. These changes significantly reduced the Company's exposure to future A&E claims on post-1986 business.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 8. Unpaid Losses and Loss Adjustment Expenses (continued)

The following table provides a reconciliation of beginning and ending A&E reserves for losses and loss adjustment expenses, which are a component of consolidated unpaid losses and loss adjustment expenses. Amounts included in the following table are presented before consideration of reinsurance allowances.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| NET RESERVES FOR A&E LOSSES AND LOSS ADJUSTMENT EXPENSES, BEGINNING OF YEAR | **$ 216,034** | $ 229,030 | $ 238,272 |
| Commutations and other | **36,271** | 111 | (500) |
| **ADJUSTED NET RESERVES FOR A&E LOSSES AND LOSS ADJUSTMENT EXPENSES, BEGINNING OF YEAR** | **252,305** | 229,141 | 237,772 |
| Incurred losses and loss adjustment expenses | **(134)** | (428) | 2,657 |
| Payments | **(7,399)** | (12,679) | (11,399) |
| **NET RESERVES FOR A&E LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR** | **244,772** | 216,034 | 229,030 |
| Reinsurance recoverable on unpaid losses | **89,391** | 132,021 | 153,078 |
| **GROSS RESERVES FOR A&E LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR** | **$ 334,163** | $ 348,055 | $ 382,108 |

Commutations and other for the year ended December 31, 2011 included a $40.0 million adjustment related to commutations completed by Markel International, which involved the termination of ceded reinsurance contracts. The adjustment was made with respect to commuted recoverables where the amount of the balance due from reinsurers was offset in full by a provision within the reinsurance allowance. The adjustment reduced the reinsurance recoverable on unpaid losses with a corresponding reduction to the reinsurance allowance for doubtful accounts. Accordingly, there was no impact on the reinsurance recoverable on unpaid losses or on net reserves for A&E losses and loss adjustment expenses, net of the reinsurance allowance, for any period presented. See note 13 for further discussion of the corresponding reduction to the reinsurance allowance.

At December 31, 2011, asbestos-related reserves were $257.8 million and $184.8 million on a gross and net basis, respectively. Net reserves for reported claims and net incurred but not reported reserves for A&E exposures were $143.8 million and $101.0 million, respectively, at December 31, 2011. Inception-to-date net paid losses and loss adjustment expenses for A&E related exposures totaled $363.1 million at December 31, 2011, which includes $71.1 million of litigation-related expense.

The Company's reserves for losses and loss adjustment expenses related to A&E exposures represent management's best estimate of ultimate settlement values. A&E reserves are monitored by management, and the Company's statistical analysis of these reserves is reviewed by the Company's independent actuaries. A&E exposures are subject to significant uncertainty due to potential loss severity and frequency resulting from the uncertain and unfavorable legal climate. A&E reserves could be subject to increases in the future; however, management believes the Company's gross and net A&E reserves at December 31, 2011 are adequate.

## 9. Senior Long-Term Debt and Other Debt

The following table summarizes the Company's senior long-term debt and other debt.

| *(dollars in thousands)* | December 31, **2011** | December 31, 2010 |
|---|---|---|
| 6.80% unsecured senior notes, due February 15, 2013, interest payable semi-annually, net of unamortized discount of $314 in 2011 and $582 in 2010 | **$ 246,351** | $ 246,083 |
| 7.125% unsecured senior notes, due September 30, 2019, interest payable semi-annually, net of unamortized discount of $2,192 in 2011 and $2,474 in 2010 | **347,808** | 347,526 |
| 5.35% unsecured senior notes, due June 1, 2021, interest payable semi-annually, net of unamortized discount of $1,944 in 2011 | **248,056** | 0 |
| 7.35% unsecured senior notes, due August 15, 2034, interest payable semi-annually, net of unamortized discount of $2,397 in 2011 and $2,503 in 2010 | **197,603** | 197,497 |
| 7.50% unsecured senior debentures, due August 22, 2046, interest payable quarterly, net of unamortized discount of $3,976 in 2011 and $4,091 in 2010 | **146,024** | 145,909 |
| Subsidiary debt, at various interest rates ranging from 2.8% to 6.5% | **107,678** | 78,932 |
| SENIOR LONG-TERM DEBT AND OTHER DEBT | **$ 1,293,520** | $1,015,947 |

On June 1, 2011, the Company issued $250 million of 5.35% unsecured senior notes due June 1, 2021. Net proceeds to the Company were $247.9 million, which will be used for general corporate purposes, including acquisitions. In addition, proceeds may be used to repay other of the Company's outstanding debt.

On September 23, 2011, the Company entered into an amended and restated revolving credit facility, which provides $150 million of capacity for working capital and other general corporate purposes. The capacity of the revolving credit facility may be increased to $300 million subject to certain terms and conditions. The Company may select from two interest rate options for balances outstanding under the facility and pays a commitment fee (0.25% at December 31, 2011) on the unused portion of the facility based on the Company's debt to equity leverage ratio as calculated under the agreement. At December 31, 2011, the Company had no borrowings outstanding under the facility. This facility replaced the Company's previous $270 million revolving credit facility and expires in September 2015.

At December 31, 2011, the Company was in compliance with all covenants contained in its revolving credit facility. To the extent that the Company is not in compliance with its covenants, the Company's access to the credit facility could be restricted. While the Company believes this to be unlikely, the inability to access the credit facility could adversely affect the Company's liquidity.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 9. Senior Long-Term Debt and Other Debt (continued)

The Company's 7.125% unsecured senior notes, 5.35% unsecured senior notes and 7.50% unsecured senior debentures are redeemable by the Company at any time. None of the Company's other senior long-term debt is redeemable. None of the Company's senior long-term debt is subject to any sinking fund requirements.

The Company's subsidiary debt is primarily associated with its non-insurance operations and is non-recourse to the holding company. The debt of the Company's non-insurance subsidiaries generally is secured by the assets of those subsidiaries. ParkLand Ventures, Inc., a subsidiary of the Company, has formed subsidiaries for the purpose of acquiring and financing real estate (the real estate subsidiaries). The assets of the real estate subsidiaries, which are not material to the Company, are consolidated in accordance with U.S. GAAP but are not available to satisfy the debt and other obligations of the Company or any affiliates other than the real estate subsidiaries.

The estimated fair value based on quoted market prices of the Company's senior long-term debt and other debt was $1.4 billion and $1.1 billion at December 31, 2011 and 2010, respectively.

The following table summarizes the future principal payments due at maturity on senior long-term debt and other debt as of December 31, 2011.

| Years Ending December 31, | *(dollars in thousands)* |
|---|---|
| 2012 | $ 5,876 |
| 2013 | 272,365 |
| 2014 | 6,229 |
| 2015 | 4,619 |
| 2016 | 14,209 |
| 2017 and thereafter | 1,001,045 |
| TOTAL PRINCIPAL PAYMENTS | $ 1,304,343 |
| Unamortized discount | (10,823) |
| SENIOR LONG-TERM DEBT AND OTHER DEBT | $ 1,293,520 |

The Company paid $84.1 million, $72.9 million and $47.1 million in interest on its senior long-term debt and other debt during the years ended December 31, 2011, 2010 and 2009, respectively.

## 10. Shareholders' Equity

**a)** The Company had 50,000,000 shares of no par value common stock authorized of which 9,620,985 shares and 9,717,928 shares were issued and outstanding at December 31, 2011 and 2010, respectively. The Company also has 10,000,000 shares of no par value preferred stock authorized, none of which were issued or outstanding at December 31, 2011 or 2010.

The Company's Board of Directors has approved the repurchase of up to $200 million of common stock under a share repurchase program (the Program). Under the Program, the Company may repurchase outstanding shares of common stock from time to time, primarily through open-market transactions. The Program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2011, the Company had repurchased 118,056 shares of common stock at a cost of $44.6 million under the Program.

**b)** Net income per share was determined by dividing net income to shareholders by the applicable weighted average shares outstanding.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(in thousands, except per share amounts)* | **2011** | 2010 | 2009 |
| Net income to shareholders | **$ 142,026** | $ 266,793 | $ 201,638 |
| Basic common shares outstanding | **9,686** | 9,768 | 9,815 |
| Dilutive potential common shares | **40** | 17 | 11 |
| Diluted shares outstanding | **9,726** | 9,785 | 9,826 |
| Basic net income per share | **$ 14.66** | $ 27.31 | $ 20.54 |
| Diluted net income per share | **$ 14.60** | $ 27.27 | $ 20.52 |

Average closing common stock market prices are used to calculate the dilutive effect attributable to restricted stock.

**c)** The Company's Employee Stock Purchase and Bonus Plan provides a method for employees and directors to purchase shares of the Company's common stock on the open market. The plan encourages share ownership by providing for the award of bonus shares to participants equal to 10% of the net increase in the number of shares owned under the plan in a given year, excluding shares acquired through the plan's loan program component. Under the loan program, the Company offers subsidized unsecured loans so participants may purchase shares and awards bonus shares equal to 5% of the shares purchased with a loan. The Company has authorized 100,000 shares for purchase under this plan, of which 52,703 and 60,931 shares were available for purchase at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, loans outstanding under the plan, which are included in receivables on the consolidated balance sheets, totaled $13.1 million and $13.7 million, respectively.

**d)** The Markel Corporation Omnibus Incentive Plan (Omnibus Incentive Plan) provides for grants or awards of cash, restricted stock, restricted stock units, performance grants and other stock-based awards to employees and directors. The Omnibus Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (Compensation Committee). At December 31, 2011, there were 118,177 shares reserved for issuance under the Omnibus Incentive Plan.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 10. Shareholders' Equity (continued)

Restricted stock units are awarded to certain associates and executive officers based upon meeting performance conditions determined by the Compensation Committee. These awards generally vest at the end of the fifth year following the year for which the Compensation Committee determines performance conditions have been met. At the end of the vesting period, recipients are entitled to receive one share of the Company's common stock for each vested restricted stock unit. During 2011, the Company awarded 12,770 restricted stock units to certain associates and executive officers based on performance conditions being met.

Restricted stock units also are awarded to certain associates and executive officers to assist the Company in retaining the services of key employees. During 2011, the Company awarded 4,902 restricted stock units to associates and executive officers as a retention incentive. These awards generally vest over a five-year period and entitle the recipient to receive one share of the Company's common stock for each vested restricted stock unit.

During 2011, the Company awarded 1,379 shares of restricted stock to its non-employee directors. The shares awarded to non-employee directors will vest in 2012.

The following table summarizes nonvested share-based awards.

| | Number of Awards | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested awards at January 1, 2011 | 44,924 | $ 384.54 |
| Granted | 19,051 | 408.60 |
| Vested | (12,813) | 410.22 |
| Forfeited | (896) | 405.23 |
| Nonvested awards at December 31, 2011 | 50,266 | $ 386.74 |

The fair value of the Company's share-based awards is determined based on the average price of the Company's common shares on the grant date. The weighted average grant-date fair value of the Company's share-based awards granted in 2011, 2010 and 2009 was $408.60, $358.48 and $275.93, respectively. As of December 31, 2011, unrecognized compensation cost related to nonvested share-based awards was $12.0 million, which is expected to be recognized over a weighted average period of 3.4 years. The fair value of the Company's share-based awards that vested during 2011, 2010 and 2009 was $5.3 million, $1.4 million and $2.6 million, respectively.

**e)** In connection with the acquisition of Aspen, the Company provided for the conversion of options issued under the Aspen Holdings, Inc. 2008 Stock Option Plan and the Aspen Holdings, Inc. 2008 Stock Option Plan for Non-Employee Directors (the Aspen Option Plans) into options to purchase 58,116 of the Company's common shares. No further options are available for issuance under the Aspen Option Plans. The options issued were fully vested and exercisable upon conversion and expire ten years from the original date of issue or sooner upon the recipient's termination of employment or death. The options issued had a weighted average exercise price of $225.94 and a grant-date fair value of $157.15.

## 10. Shareholders' Equity (continued)

The fair value of the options was estimated on the grant date using the Black-Scholes option pricing model. Assumptions used in the pricing model included an expected annual volatility of 35%, a risk-free rate of approximately 1% and an expected term of four years. The expected annual volatility was based on the historical volatility of the Company's stock and other factors. The risk-free rate was based on the U.S. Treasury yield curve, with a remaining term equal to the expected life assumption at the grant date. The expected term of the options granted represents the period of time that the options were expected to be outstanding at the grant date. Historical data was used to estimate option exercises and employee termination within the pricing model.

The following table summarizes additional information with respect to these options.

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term *(years)* | Intrinsic Value *(in millions)* |
|---|---|---|---|---|
| Outstanding and Exercisable, January 1, 2011 | 50,521 | $ 229.80 | | |
| Exercised | 5,660 | $ 208.88 | | |
| Outstanding and Exercisable, December 31, 2011 | 44,861 | $ 232.44 | 6.4 | $ 8.3 |

During 2011, 5,660 options were exercised under the Aspen Option Plans, resulting in cash proceeds of $1.2 million and a current tax benefit of $0.4 million. The intrinsic value of options exercised in 2011 was $1.1 million. During 2010, 7,595 options were exercised under the Aspen Option Plans, resulting in cash proceeds of $1.5 million and a current tax benefit of $0.4 million. The intrinsic value of options exercised in 2010 was $1.3 million.

## 11. Other Comprehensive Income

Other comprehensive income includes net holding gains arising during the period, unrealized other-than-temporary impairment losses on fixed maturities arising during the period and reclassification adjustments for net gains (losses) included in net income. Other comprehensive income also includes changes in foreign currency translation adjustments and changes in net actuarial pension loss.

The following table summarizes the deferred tax expense (benefit) associated with each component of other comprehensive income.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Change in net unrealized gains on investments: | | | |
| Net holding gains arising during the period | **$ 68,064** | $ 96,555 | $ 190,978 |
| Unrealized other-than-temporary impairment losses on fixed maturities arising during the period | **2,107** | 316 | (1,118) |
| Reclassification adjustments for net gains (losses) included in net income | **(10,890)** | (16,624) | 25,912 |
| Change in net unrealized gains on investments | **59,281** | 80,247 | 215,772 |
| Change in foreign currency translation adjustments | **250** | 6,579 | 6,825 |
| Change in net actuarial pension loss | **(3,153)** | 1,069 | 2,859 |
| TOTAL | **$ 56,378** | $ 87,895 | $ 225,456 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 12. Fair Value Measurements

FASB ASC 820-10, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including the market, income and cost approaches. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Company to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

*Investments available-for-sale.* Investments available-for-sale are recorded at fair value on a recurring basis and include fixed maturities, equity securities and short-term investments. Short-term investments include certificates of deposit, commercial paper, discount notes and treasury bills with original maturities of one year or less. Fair value for investments available-for-sale is determined by the Company after considering various sources of information, including information provided by a third party pricing service. The pricing service provides prices for substantially all of the Company's fixed maturities and equity securities. In determining fair value, the Company generally does not adjust the prices obtained from the pricing service. The Company obtains an understanding of the pricing service's valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. The Company validates prices provided by the pricing service by reviewing prices from other pricing sources and analyzing pricing data in certain instances.

The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Level 1 investments include those traded on an active exchange, such as the New York Stock Exchange. Level 2 investments include U.S. Treasury securities and obligations of U.S. government agencies, municipal bonds, foreign government bonds, residential mortgage-backed securities and corporate debt securities.

Fair value for investments available-for-sale is measured based upon quoted prices in active markets, if available. Due to variations in trading volumes and the lack of quoted market prices, fixed maturities are classified as Level 2 investments. The fair value of fixed maturities is normally derived through recent reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable data described above. If there are no recent reported trades, the fair value of fixed maturities may be derived through the use of matrix pricing or model processes, where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Significant inputs used to determine the fair value of obligations of states, municipalities and political subdivisions, corporate bonds and obligations of foreign governments include reported trades, benchmark yields, issuer spreads, bids, offers, credit information and estimated cash flows. Significant inputs used to determine the fair value of residential mortgage-backed securities include the type of underlying mortgage loans, benchmark yields, prepayment speeds, collateral information, tranche type and volatility, estimated cash flows, credit information, default rates, recovery rates, issuer spreads and the year of issue.

*Derivatives.* Derivatives are recorded at fair value on a recurring basis and include a credit default swap. The fair value of the credit default swap is measured by the Company using a third party pricing model. See note 20 for a discussion of the valuation model for the credit default swap, including the key inputs and assumptions to the model. Due to the significance of unobservable inputs required in measuring the fair value of the credit default swap, the credit default swap has been classified as Level 3 within the fair value hierarchy.

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy.

| | December 31, 2011 | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | Level 1 | Level 2 | Level 3 | Total |
| Assets: | | | | |
| Investments available-for-sale: | | | | |
| Fixed maturities: | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | $ 0 | $ 322,193 | $ 0 | $ 322,193 |
| Obligations of states, municipalities and political subdivisions | 0 | 2,930,521 | 0 | 2,930,521 |
| Foreign governments | 0 | 616,814 | 0 | 616,814 |
| Residential mortgage-backed securities | 0 | 389,184 | 0 | 389,184 |
| Asset-backed securities | 0 | 16,818 | 0 | 16,818 |
| Public utilities | 0 | 69,427 | 0 | 69,427 |
| All other corporate bonds | 0 | 1,193,217 | 0 | 1,193,217 |
| Total fixed maturities | 0 | 5,538,174 | 0 | 5,538,174 |
| Equity securities: | | | | |
| Insurance companies, banks and trusts | 684,703 | 0 | 0 | 684,703 |
| Industrial, consumer and all other | 1,189,224 | 0 | 0 | 1,189,224 |
| Total equity securities | 1,873,927 | 0 | 0 | 1,873,927 |
| Short-term investments | 477,348 | 63,666 | 0 | 541,014 |
| Total investments available-for-sale | 2,351,275 | 5,601,840 | 0 | 7,953,115 |
| Liabilities: | | | | |
| Derivative contracts | $ 0 | $ 0 | $ 29,331 | $ 29,331 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 12. Fair Value Measurements (continued)

| *(dollars in thousands)* | December 31, 2010 Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Investments available-for-sale: | | | | |
| Fixed maturities: | | | | |
| U.S. Treasury securities and obligations of U.S. government agencies | $ 0 | $ 321,338 | $ 0 | $ 321,338 |
| Obligations of states, municipalities and political subdivisions | 0 | 2,799,339 | 0 | 2,799,339 |
| Foreign governments | 0 | 475,730 | 0 | 475,730 |
| Residential mortgage-backed securities | 0 | 425,563 | 0 | 425,563 |
| Asset-backed securities | 0 | 22,756 | 0 | 22,756 |
| Public utilities | 0 | 102,444 | 0 | 102,444 |
| Convertible bonds | 0 | 16,725 | 0 | 16,725 |
| All other corporate bonds | 0 | 1,267,331 | 0 | 1,267,331 |
| Total fixed maturities | 0 | 5,431,226 | 0 | 5,431,226 |
| Equity securities: | | | | |
| Insurance companies, banks and trusts | 710,986 | 0 | 0 | 710,986 |
| Industrial, consumer and all other | 1,010,985 | 0 | 0 | 1,010,985 |
| Total equity securities | 1,721,971 | 0 | 0 | 1,721,971 |
| Short-term investments | 269,466 | 55,874 | 0 | 325,340 |
| Total investments available-for-sale | 1,991,437 | 5,487,100 | 0 | 7,478,537 |
| Liabilities: | | | | |
| Derivative contracts | $ 0 | $ 0 | $ 25,228 | $ 25,228 |

The following table summarizes changes in Level 3 liabilities measured at fair value on a recurring basis.

| *(dollars in thousands)* | **2011** | 2010 |
|---|---|---|
| Derivatives, Beginning of Period | **$ 25,228** | $ 26,968 |
| Total losses (gains) included in: | | |
| Net income | **4,103** | (1,740) |
| Other comprehensive income | **0** | 0 |
| Transfers into Level 3 | **0** | 0 |
| Transfers out of Level 3 | **0** | 0 |
| Derivatives, End of Period | **$ 29,331** | $ 25,228 |
| Net unrealized losses (gains) included in net income relating to liabilities held at December 31, 2011 and 2010 | **$ 4,103**[1] | $ (1,740)[1] |

[1] Included in net investment income in the consolidated statements of income and comprehensive income.

There were no transfers into or out of Level 1 and Level 2 during 2011 or 2010. The Company did not have any assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2011 and 2010.

## 13. Reinsurance

The Company purchases reinsurance in order to reduce its retention on individual risks and enable it to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policies, and the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

A credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. Allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. At December 31, 2011 and 2010, balances recoverable from the Company's ten largest reinsurers, by group, represented approximately 72% and 63%, respectively, of the reinsurance recoverable on paid and unpaid losses, before considering reinsurance allowances. At December 31, 2011, the Company's largest reinsurance balance was due from the Munich Re Group and represented 18% of the reinsurance recoverable on paid and unpaid losses, before considering reinsurance allowances.

To further reduce credit exposure to reinsurance recoverable balances, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Collateral related to these reinsurance agreements is available, without restriction, when the Company pays losses covered by the reinsurance agreements.

The following table summarizes the Company's reinsurance allowance for doubtful accounts.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| **REINSURANCE ALLOWANCE, BEGINNING OF YEAR** | **$ 155,190** | $ 151,339 | $ 155,882 |
| Additions | **8,504** | 7,927 | 686 |
| Deductions | **(94,627)** | (4,076) | (5,229) |
| **REINSURANCE ALLOWANCE, END OF YEAR** | **$ 69,067** | $ 155,190 | $ 151,339 |

Deductions for the year ended December 31, 2011 included a $78.5 million adjustment related to commutations completed by Markel International, which involved the termination of ceded reinsurance contracts. Of the total adjustment, $40.0 million related to reinsurance recoverables on losses and loss adjustment expenses for A&E related exposures. The adjustment had no impact on the reinsurance recoverable on unpaid losses, net of the reinsurance allowance, for any period presented.

Management believes the Company's reinsurance allowance for doubtful accounts is adequate at December 31, 2011; however, the deterioration in the credit quality of existing reinsurers or disputes over reinsurance agreements could result in additional charges.

The following table summarizes the effect of reinsurance on premiums written and earned.

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| *(dollars in thousands)* | **2011** | | 2010 | | 2009 | |
| | **Written** | **Earned** | Written | Earned | Written | Earned |
| Direct | **$ 1,957,397** | **$ 1,873,512** | $ 1,704,684 | $ 1,681,027 | $ 1,683,355 | $ 1,808,471 |
| Assumed | **333,854** | **338,183** | 277,783 | 253,654 | 222,538 | 218,309 |
| Ceded | **(249,413)** | **(232,355)** | (213,349) | (203,760) | (191,484) | (210,945) |
| NET PREMIUMS | **$ 2,041,838** | **$ 1,979,340** | $ 1,769,118 | $ 1,730,921 | $ 1,714,409 | $ 1,815,835 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 13. Reinsurance (continued)

Incurred losses and loss adjustment expenses were net of reinsurance recoverables (ceded incurred losses and loss adjustment expenses) of $159.8 million, $61.3 million and $51.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The percentage of assumed earned premiums to net earned premiums was 17%, 15% and 12% for the years ended December 31, 2011, 2010 and 2009, respectively.

## 14. Commitments and Contingencies

**a)** The Company leases substantially all of its facilities and certain furniture and equipment under noncancelable operating leases with remaining terms up to ten years.

The following table summarizes the Company's minimum annual rental commitments, excluding taxes, insurance and other operating costs payable directly by the Company, for noncancelable operating leases at December 31, 2011.

| Years Ending December 31, | *(dollars in thousands)* |
|---|---|
| 2012 | $ 21,460 |
| 2013 | 21,724 |
| 2014 | 20,553 |
| 2015 | 18,870 |
| 2016 | 13,633 |
| 2017 and thereafter | 35,188 |
| TOTAL | $ 131,428 |

Rental expense was $25.8 million, $22.9 million and $19.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

**b)** Contingencies arise in the normal course of the Company's operations and are not expected to have a material impact on the Company's financial condition or results of operations.

## 15. Related Party Transactions

The Company engages in certain related party transactions in the normal course of business. These transactions are at arm's length and are immaterial to the Company's consolidated financial statements.

## 16. Statutory Financial Information

**a)** The following table includes unaudited selected information for the Company's wholly-owned domestic insurance subsidiaries as filed with state insurance regulatory authorities.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Net income | **$ 180,744** | $ 165,605 | $ 129,035 |
| Statutory capital and surplus | **$ 1,460,813** | $ 1,456,879 | $ 1,265,621 |

The laws of the domicile states of the Company's domestic insurance subsidiaries govern the amount of dividends that may be paid to the Company. Generally, statutes in the domicile states of the Company's domestic insurance subsidiaries require prior approval for payment of extraordinary as opposed to ordinary dividends. At December 31, 2011, the Company's domestic insurance subsidiaries could pay up to $222.2 million during the following 12 months under the ordinary dividend regulations.

In converting from statutory accounting principles to U.S. GAAP, typical adjustments include deferral of policy acquisition costs, differences in the calculation of deferred income taxes and the inclusion of net unrealized gains or losses relating to fixed maturities in shareholders' equity. The Company does not use any permitted statutory accounting practices that are different from prescribed statutory accounting practices.

**b)** MIICL files an annual audited return with the Financial Services Authority (FSA) in the United Kingdom. Assets and liabilities reported within the annual FSA return are prepared subject to specified rules concerning valuation and admissibility.

The following table summarizes MIICL's FSA Return net income and policyholders' surplus.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011**[1] | 2010 | 2009 |
| Net income | **$ 13,229** | $ 80,688 | $ 80,193 |
| Policyholders' surplus | **$ 426,655** | $ 516,110 | $ 382,741 |

[1] Estimated and unaudited.

MIICL's ability to pay dividends is limited by applicable FSA requirements, which require MIICL to give 14 days advance notice to the FSA of its intention to declare and pay a dividend. In addition, MIICL must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 17. Segment Reporting Disclosures

The Company operates in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London markets. The Company considers many factors, including the nature of its insurance products, production sources, distribution strategies and regulatory environment in determining how to aggregate operating segments.

All investing activities related to our insurance operations are included in the Investing segment. For purposes of segment reporting, the Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. The Company's non-insurance operations primarily consist of controlling interests in various industrial and service businesses. For purposes of segment reporting, the Company's non-insurance operations are not considered to be a reportable operating segment.

The following table summarizes the Company's gross written premiums by country. Gross written premiums are attributed to individual countries based upon location of risk.

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| *(dollars in thousands)* | **2011** | **% of Total** | 2010 | % of Total | 2009 | % of Total |
| United States | **$ 1,590,238** | **69%** | $ 1,433,185 | 72% | $ 1,417,497 | 74% |
| United Kingdom | **139,349** | **6** | 137,502 | 7 | 136,907 | 7 |
| Canada | **126,434** | **6** | 92,017 | 5 | 35,685 | 2 |
| Other countries | **435,230** | **19** | 319,763 | 16 | 315,804 | 17 |
| TOTAL | **$ 2,291,251** | **100%** | $ 1,982,467 | 100% | $ 1,905,893 | 100% |

Segment profit or loss for each of the Company's operating segments is measured by underwriting profit or loss. The property and casualty insurance industry commonly defines underwriting profit or loss as earned premiums net of losses and loss adjustment expenses and underwriting, acquisition and insurance expenses. Underwriting profit or loss does not replace operating income or net income computed in accordance with U.S. GAAP as a measure of profitability. Underwriting profit or loss provides a basis for management to evaluate the Company's underwriting performance. Segment profit for the Investing segment is measured by net investment income and net realized investment gains or losses.

For management reporting purposes, the Company allocates assets to its underwriting, investing and non-insurance operations. Underwriting assets are all assets not specifically allocated to the Investing segment or to the Company's non-insurance operations. Underwriting assets are not allocated to the Excess and Surplus Lines, Specialty Admitted, London Insurance Market or Other Insurance (Discontinued Lines) segments since the Company does not manage its assets by operating segment. Invested assets related to our insurance operations are allocated to the Investing segment since these assets are available for payment of losses and expenses for all operating segments. The Company does not allocate capital expenditures for long-lived assets to any of its operating segments for management reporting purposes.

# 17. Segment Reporting Disclosures (continued)

a) The following tables summarize the Company's segment disclosures.

Year Ended December 31, 2011

| *(dollars in thousands)* | Excess and Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Investing | Consolidated |
|---|---|---|---|---|---|---|
| Gross premium volume | $ 893,427 | $ 572,392 | $ 825,301 | $ 131 | $ 0 | $ 2,291,251 |
| Net written premiums | 772,279 | 543,213 | 726,359 | (13) | 0 | 2,041,838 |
| Earned premiums | 756,306 | 527,293 | 695,753 | (12) | 0 | 1,979,340 |
| Losses and loss adjustment expenses | (318,583) | (364,144) | (531,625) | 4,366 | 0 | (1,209,986) |
| Amortization of policy acquisition costs | (172,269) | (129,731) | (177,454) | 0 | 0 | (479,454) |
| Other operating expenses | (156,419) | (78,509) | (96,149) | 352 | 0 | (330,725) |
| Underwriting profit (loss) | 109,035 | (45,091) | (109,475) | 4,706 | 0 | (40,825) |
| Net investment income | 0 | 0 | 0 | 0 | 263,676 | 263,676 |
| Net realized investment gains | 0 | 0 | 0 | 0 | 35,857 | 35,857 |
| Other revenues (insurance) | 0 | 33,545 | 0 | 0 | 0 | 33,545 |
| Other expenses (insurance) | 0 | (33,722) | 0 | 0 | 0 | (33,722) |
| Segment profit (loss) | $ 109,035 | $ (45,268) | $ (109,475) | $ 4,706 | $ 299,533 | $ 258,531 |
| Other revenues (non-insurance) | | | | | | 317,532 |
| Other expenses (non-insurance) | | | | | | (275,324) |
| Amortization of intangible assets | | | | | | (24,291) |
| Interest expense | | | | | | (86,252) |
| INCOME BEFORE INCOME TAXES | | | | | | $ 190,196 |
| U.S. GAAP combined ratio [1] | 86% | 109% | 116% | NM [2] | | 102% |

Year Ended December 31, 2010

| *(dollars in thousands)* | Excess and Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Investing | Consolidated |
|---|---|---|---|---|---|---|
| Gross premium volume | $ 898,409 | $ 375,036 | $ 708,968 | $ 54 | $ 0 | $ 1,982,467 |
| Net written premiums | 797,518 | 348,634 | 622,799 | 167 | 0 | 1,769,118 |
| Earned premiums | 809,672 | 343,574 | 577,507 | 168 | 0 | 1,730,921 |
| Losses and loss adjustment expenses | (413,998) | (208,519) | (320,350) | (3,362) | 0 | (946,229) |
| Amortization of policy acquisition costs | (190,903) | (85,521) | (149,469) | 0 | 0 | (425,893) |
| Other operating expenses | (169,221) | (48,283) | (81,553) | 74 | 0 | (298,983) |
| Underwriting profit (loss) | 35,550 | 1,251 | 26,135 | (3,120) | 0 | 59,816 |
| Net investment income | 0 | 0 | 0 | 0 | 272,530 | 272,530 |
| Net realized investment gains | 0 | 0 | 0 | 0 | 36,362 | 36,362 |
| Other revenues (insurance) | 0 | 12,354 | 6,753 | 0 | 0 | 19,107 |
| Other expenses (insurance) | 0 | (16,055) | (5,854) | 0 | 0 | (21,909) |
| Segment profit (loss) | $ 35,550 | $ (2,450) | $ 27,034 | $ (3,120) | $ 308,892 | $ 365,906 |
| Other revenues (non-insurance) | | | | | | 166,473 |
| Other expenses (non-insurance) | | | | | | (146,381) |
| Amortization of intangible assets | | | | | | (16,824) |
| Interest expense | | | | | | (73,663) |
| INCOME BEFORE INCOME TAXES | | | | | | $ 295,511 |
| U.S. GAAP combined ratio [1] | 96% | 100% | 95% | NM [2] | | 97% |

[1] The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.

[2] NM — Ratio is not meaningful.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 17. Segment Reporting Disclosures (continued)

| *(dollars in thousands)* | Year Ended December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Excess and Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Investing | Consolidated |
| Gross premium volume | $ 962,702 | $ 301,827 | $ 641,226 | $ 138 | $ 0 | $ 1,905,893 |
| Net written premiums | 869,695 | 279,266 | 566,046 | (598) | 0 | 1,714,409 |
| Earned premiums | 940,098 | 303,897 | 572,438 | (598) | 0 | 1,815,835 |
| Losses and loss adjustment expenses | (504,631) | (186,215) | (298,741) | (3,276) | 0 | (992,863) |
| Amortization of policy acquisition costs | (221,518) | (72,306) | (146,992) | 0 | 0 | (440,816) |
| Other operating expenses | (177,707) | (43,052) | (74,243) | (842) | 0 | (295,844) |
| Underwriting profit (loss) | 36,242 | 2,324 | 52,462 | (4,716) | 0 | 86,312 |
| Net investment income | 0 | 0 | 0 | 0 | 259,809 | 259,809 |
| Net realized investment losses | 0 | 0 | 0 | 0 | (96,100) | (96,100) |
| Other revenues (insurance) | 0 | 0 | 4,116 | 0 | 0 | 4,116 |
| Other expenses (insurance) | 0 | 0 | (3,248) | 0 | 0 | (3,248) |
| Segment profit (loss) | $ 36,242 | $ 2,324 | $ 53,330 | $ (4,716) | $ 163,709 | $ 250,889 |
| Other revenues (non-insurance) | | | | | | 85,666 |
| Other expenses (non-insurance) | | | | | | (77,251) |
| Amortization of intangible assets | | | | | | (6,698) |
| Interest expense | | | | | | (53,969) |
| INCOME BEFORE INCOME TAXES | | | | | | $ 198,637 |
| U.S. GAAP combined ratio [1] | 96% | 99% | 91% | NM [2] | | 95% |

[1] The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.
[2] NM — Ratio is not meaningful.

**b)** The following table summarizes deferred policy acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses by segment.

| *(dollars in thousands)* | Deferred Policy Acquisition Costs | Unearned Premiums | Unpaid Losses and Loss Adjustment Expenses |
|---|---|---|---|
| **December 31, 2011** | | | |
| Excess and Surplus Lines | **$ 73,403** | **$ 382,632** | **$ 2,235,218** |
| Specialty Admitted | **54,399** | **238,581** | **717,642** |
| London Insurance Market | **66,872** | **294,717** | **1,981,895** |
| Other Insurance (Discontinued Lines) | **0** | **0** | **464,114** |
| TOTAL | **$ 194,674** | **$ 915,930** | **$ 5,398,869** |
| December 31, 2010 | | | |
| Excess and Surplus Lines | $ 73,368 | $ 356,277 | $ 2,442,987 |
| Specialty Admitted | 54,669 | 222,965 | 628,775 |
| London Insurance Market | 60,746 | 260,295 | 1,820,399 |
| Other Insurance (Discontinued Lines) | 0 | 0 | 506,245 |
| TOTAL | $ 188,783 | $ 839,537 | $ 5,398,406 |

17. Segment Reporting Disclosures (continued)

**c)** The following table summarizes segment earned premiums by major product grouping.

| *(dollars in thousands)* | Property | Casualty | Professional/ Products Liability | Workers' Compensation | Other | Consolidated |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | | | |
| Excess and Surplus Lines | **$ 124,798** | **$ 213,632** | **$ 318,546** | **$ 0** | **$ 99,330** | **$ 756,306** |
| Specialty Admitted | **135,077** | **122,180** | **18,625** | **200,797** | **50,614** | **527,293** |
| London Insurance Market | **231,798** | **117,022** | **173,141** | **0** | **173,792** | **695,753** |
| Other Insurance (Discontinued Lines) | **0** | **0** | **0** | **0** | **(12)** | **(12)** |
| Earned Premiums | **$ 491,673** | **$ 452,834** | **$ 510,312** | **$ 200,797** | **$ 323,724** | **$ 1,979,340** |
| Year Ended December 31, 2010 | | | | | | |
| Excess and Surplus Lines | $ 145,250 | $ 191,770 | $ 339,427 | $ 0 | $ 133,225 | $ 809,672 |
| Specialty Admitted | 121,268 | 118,253 | 17,085 | 36,853 | 50,115 | 343,574 |
| London Insurance Market | 201,796 | 50,244 | 176,767 | 0 | 148,700 | 577,507 |
| Other Insurance (Discontinued Lines) | 0 | 0 | 0 | 0 | 168 | 168 |
| Earned Premiums | $ 468,314 | $ 360,267 | $ 533,279 | $ 36,853 | $ 332,208 | $ 1,730,921 |
| Year Ended December 31, 2009 | | | | | | |
| Excess and Surplus Lines | $ 174,046 | $ 233,955 | $ 322,822 | $ 0 | $ 209,275 | $ 940,098 |
| Specialty Admitted | 131,362 | 130,566 | 0 | 0 | 41,969 | 303,897 |
| London Insurance Market | 200,410 | 46,327 | 190,394 | 0 | 135,307 | 572,438 |
| Other Insurance (Discontinued Lines) | 0 | 0 | 0 | 0 | (598) | (598) |
| Earned Premiums | $ 505,818 | $ 410,848 | $ 513,216 | $ 0 | $ 385,953 | $ 1,815,835 |

The Company does not manage products at this level of aggregation. The Company offers over 100 product lines and manages these products in logical groupings within each operating segment.

**d)** The following table reconciles segment assets to the Company's consolidated balance sheets.

| | December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Segment Assets: | | | |
| Investing | **$ 8,692,391** | $ 8,198,401 | $ 7,844,052 |
| Underwriting | **2,209,431** | 2,273,621 | 2,214,991 |
| Total Segment Assets | **$ 10,901,822** | $ 10,472,022 | $ 10,059,043 |
| Non-insurance operations | **630,281** | 353,567 | 182,853 |
| Total Assets | **$ 11,532,103** | $ 10,825,589 | $ 10,241,896 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 18. Employee Benefit Plans

**a)** The Company maintains defined contribution plans for employees of its United States insurance operations in accordance with Section 401(k) of the Internal Revenue Code. Employees of the Company's non-insurance subsidiaries are provided post-retirement benefits under separate plans. The Company also provides another defined contribution plan for Markel International employees. This plan is in line with local market terms and conditions of employment. Expenses relating to the Company's defined contribution plans were $17.8 million, $14.4 million and $13.1 million in 2011, 2010 and 2009, respectively.

**b)** The Terra Nova Pension Plan is a defined benefit plan which covers Markel International employees who meet the eligibility conditions set out in the plan. The plan has been closed to new participants since 2001. The cost of providing pensions for employees is charged to earnings over the average working life of employees according to actuarial recommendations. Final benefits are based on the employee's years of credited service and the higher of pensionable compensation received in the calendar year preceding retirement or the best average pensionable compensation received in any three consecutive years in the ten years preceding retirement. Effective April 1, 2012, employees will no longer accrue benefits for future service in the Terra Nova Pension Plan. The Company uses December 31 as the measurement date for the Terra Nova Pension Plan.

The following table summarizes the funded status of the Terra Nova Pension Plan and the amounts recognized on the accompanying consolidated balance sheets of the Company.

| | Years Ended December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Change in projected benefit obligation: | | |
| Projected benefit obligation at beginning of period | **$ 130,266** | $ 125,052 |
| Service cost | **1,357** | 1,238 |
| Interest cost | **7,115** | 6,812 |
| Participant contributions | **319** | 271 |
| Benefits paid | **(3,045)** | (4,004) |
| Actuarial loss | **6,440** | 5,499 |
| Effect of foreign currency rate changes | **(1,289)** | (4,602) |
| PROJECTED BENEFIT OBLIGATION AT END OF YEAR | **$ 141,163** | $ 130,266 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of period | **$ 134,589** | $ 120,092 |
| Actual gain on plan assets | **1,755** | 16,099 |
| Employer contributions | **6,786** | 6,560 |
| Participant contributions | **319** | 271 |
| Benefits paid | **(3,045)** | (4,004) |
| Effect of foreign currency rate changes | **(1,079)** | (4,429) |
| FAIR VALUE OF PLAN ASSETS AT END OF YEAR | **$ 139,325** | $ 134,589 |
| Funded status of the plan | **$ (1,838)** | $ 4,323 |
| Net actuarial pension loss | **56,676** | 44,064 |
| TOTAL | **$ 54,838** | $ 48,387 |

Net actuarial pension loss is recognized as a component of accumulated other comprehensive income, net of a tax benefit of $15.5 million and $12.3 million in 2011 and 2010, respectively. The liability for pension benefits, also referred to as the funded status of the plan, at December 31, 2011 was included in other liabilities on the consolidated balance sheet. The asset for pension benefits at December 31, 2010 was included in other assets on the consolidated balance sheet.

18. Employee Benefit Plans (continued)

The following table summarizes the components of net periodic benefit cost and the weighted average assumptions for the Terra Nova Pension Plan.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Components of net periodic benefit cost: | | | |
| Service cost | **$ 1,357** | $ 1,238 | $ 1,374 |
| Interest cost | **7,115** | 6,812 | 5,881 |
| Expected return on plan assets | **(9,834)** | (8,645) | (6,877) |
| Amortization of net actuarial pension loss | **1,908** | 1,931 | 1,990 |
| NET PERIODIC BENEFIT COST | **$ 546** | $ 1,336 | $ 2,368 |
| Weighted average assumptions as of December 31: | | | |
| Discount rate | **4.8%** | 5.4% | 5.8% |
| Expected return on plan assets | **6.6%** | 6.8% | 7.2% |
| Rate of compensation increase | **3.2%** | 4.5% | 4.5% |

The projected benefit obligation and the net periodic benefit cost are determined by independent actuaries using assumptions provided by the Company. In determining the discount rate, the Company uses the current yield on high-quality, fixed-income investments that have maturities corresponding to the anticipated timing of estimated defined benefit payments. The Company's discount rate approximates a bond yield from a published index that includes "AA" rated corporate bonds with maturities of 15 years or more. The expected return on plan assets is estimated based upon the anticipated average yield on plan assets and reflects expected changes in the allocation of plan assets. Asset returns reflect management's belief that 4.5% is a reasonable rate of return to anticipate for fixed maturities given current market conditions and future expectations. In addition, the expected return on plan assets includes an assumption that equity securities will outperform fixed maturities by approximately 3.5% over the long term. The rate of compensation increase is based upon historical experience and management's expectation of future compensation.

Management's discount rate and rate of compensation increase assumptions at December 31, 2011 were used to calculate the Company's projected benefit obligation. Management's discount rate, expected return on plan assets and rate of compensation increase assumptions at December 31, 2010 were used to calculate the net periodic benefit cost for 2011. The Company estimates that net periodic benefit cost in 2012 will include an expense of $2.5 million resulting from the amortization of the net actuarial pension loss included as a component of accumulated other comprehensive income at December 31, 2011.

The fair values of each of the plan's assets are measured using quoted prices in active markets for identical assets, which represent Level 1 inputs within the fair value hierarchy established in FASB ASC 820-10. The following table summarizes the fair value of plan assets as of December 31, 2011 and 2010.

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Plan assets: | | |
| Fixed maturity index funds | **$ 52,576** | $ 31,230 |
| Equity security index funds | **86,733** | 103,273 |
| Cash and cash equivalents | **16** | 86 |
| TOTAL | **$ 139,325** | $ 134,589 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 18. Employee Benefit Plans (continued)

The Company's target asset allocation for the plan is 66% equity securities and 34% fixed maturities. At December 31, 2011, the actual allocation of assets in the plan was 62% equity securities and 38% fixed maturities. At December 31, 2010, the actual allocation of plan assets was 77% equity securities and 23% fixed maturities.

Investments are managed by a third-party investment manager. Equity securities are invested in two index funds that are allocated 67% to shares of United Kingdom companies and 33% to companies in other markets. The primary objective of investing in these funds is to earn rates of return that are consistently in excess of inflation. Investing in equity securities, historically, has provided rates of return that are higher than investments in fixed maturities. As the Company's obligations under this pension plan are expected to be paid out over a period in excess of thirty years, the Company primarily invests in equity securities. Fixed maturity investments are allocated between five index funds, two that include United Kingdom government securities, one that includes securities issued by other foreign governments and two that include United Kingdom corporate securities. The assets in these funds are invested to meet the Company's obligations for current pensioners and those individuals nearing retirement. The plan does not invest in the Company's common shares.

At December 31, 2011 and 2010, the fair value of plan assets exceeded the plan's accumulated benefit obligation of $124.5 million and $109.8 million, respectively. The Company expects to make plan contributions of $5.6 million in 2012.

The benefits expected to be paid in each year from 2012 to 2016 are $2.6 million, $2.7 million, $2.8 million, $2.8 million and $2.9 million, respectively. The aggregate benefits expected to be paid in the five years from 2017 to 2021 are $16.1 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's projected benefit obligation at December 31, 2011 and include estimated future employee service.

**c)** AMF Bakery Systems (AMF), one of the Company's non-insurance subsidiaries, participates in a multiemployer defined benefit pension plan, Regime de retraite patronal-syndical (Quebec) de l'A.I.M. (Quebec pension plan no. 26467). The multiemployer plan covers approximately 90 union employees within the Canadian operations of AMF. AMF's contributions to the multiemployer plan were $0.5 million, $0.2 million and $0.2 million in 2011, 2010 and 2009, respectively. AMF's contributions to the multiemployer plan represented 11% of the total contributions made to the multiemployer plan in both 2010 and 2009. As of November 30, 2011, the multiemployer plan was approximately 70% funded.

In December 2011, AMF gave notice to the trustees of the multiemployer plan of its intent to withdraw. As a result, AMF established a liability of $2.0 million for its obligations under the multiemployer plan, which is included in other liabilities on the consolidated balance sheet. AMF continues to negotiate the terms of withdrawal with the trustees of the multiemployer plan. In the unlikely event that AMF is unable to withdraw from the multiemployer plan and other employers fail to fund their obligations under the multiemployer plan, AMF may be required to make up a shortfall, if any, between the assets of the multiemployer plan and the projected benefit obligation.

## 19. Markel Corporation (Parent Company Only) Financial Information

The following parent company only condensed financial information reflects the financial position, results of operations and cash flows of Markel Corporation.

### CONDENSED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | **2011** | 2010 |
| | *(dollars in thousands)* | |
| **ASSETS** | | |
| Investments, available-for-sale, at estimated fair value: | | |
| Fixed maturities (amortized cost of $187,088 in 2011 and $194,441 in 2010) | $ **196,513** | $ 201,736 |
| Equity securities (cost of $275,731 in 2011 and $276,507 in 2010) | **391,094** | 391,831 |
| Short-term investments (estimated fair value approximates cost) | **289,995** | 109,994 |
| TOTAL INVESTMENTS | **877,602** | 703,561 |
| Cash and cash equivalents | **281,062** | 182,088 |
| Receivables | **16,125** | 27,467 |
| Investments in consolidated subsidiaries | **3,112,545** | 2,917,796 |
| Notes receivable from subsidiaries | **290,710** | 296,694 |
| Income taxes receivable | **7,394** | 6,087 |
| Net deferred tax asset | **22,221** | 22,214 |
| Other assets | **51,875** | 50,923 |
| TOTAL ASSETS | $ **4,659,534** | $ 4,206,830 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Senior long-term debt | $ **1,185,842** | $ 937,015 |
| Other liabilities | **86,179** | 98,292 |
| TOTAL LIABILITIES | **1,272,021** | 1,035,307 |
| TOTAL SHAREHOLDERS' EQUITY | **3,387,513** | 3,171,523 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ **4,659,534** | $ 4,206,830 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Markel Corporation (Parent Company Only) Financial Information (continued)

## CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | *(dollars in thousands)* | | |
| **REVENUES** | | | |
| Net investment income | **$ 12,629** | $ 21,070 | $ 21,899 |
| Dividends on common stock of consolidated subsidiaries | **330,462** | 142,014 | 44,048 |
| Net realized investment gains (losses): | | | |
| Other-than-temporary impairment losses | **(7,676)** | (8,087) | (28,185) |
| Net realized investment gains, excluding other-than-temporary impairment losses | **7,417** | 21,496 | 4,201 |
| Net realized investment gains (losses) | **(259)** | 13,409 | (23,984) |
| Other | **13** | 5 | 4 |
| TOTAL REVENUES | **342,845** | 176,498 | 41,967 |
| **EXPENSES** | | | |
| Interest | **78,830** | 69,107 | 52,286 |
| Other | **4,572** | 1,226 | 4,764 |
| TOTAL EXPENSES | **83,402** | 70,333 | 57,050 |
| INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF CONSOLIDATED SUBSIDIARIES AND INCOME TAXES | **259,443** | 106,165 | (15,083) |
| Equity in undistributed earnings of consolidated subsidiaries | **(144,348)** | 113,892 | 203,822 |
| Income tax benefit | **(26,931)** | (46,736) | (12,899) |
| **NET INCOME TO SHAREHOLDERS** | **$ 142,026** | $ 266,793 | $ 201,638 |
| **OTHER COMPREHENSIVE INCOME TO SHAREHOLDERS** | | | |
| Change in net unrealized gains on investments, net of taxes: | | | |
| Net holding gains arising during the period | **$ 675** | $ 28,646 | $ 27,516 |
| Consolidated subsidiaries' net holding gains arising during the period | **141,164** | 167,002 | 299,443 |
| Consolidated subsidiaries' unrealized other-than-temporary impairment losses on fixed maturities arising during the period | **3,943** | 672 | (5,405) |
| Reclassification adjustments for net gains (losses) included in net income to shareholders | **735** | (15,257) | 6,043 |
| Consolidated subsidiaries' reclassification adjustments for net gains (losses) included in net income to shareholders | **(23,076)** | (17,574) | 46,840 |
| Change in net unrealized gains on investments, net of taxes | **123,441** | 163,489 | 374,437 |
| Change in foreign currency translation adjustments, net of taxes | **314** | 1,656 | (22,532) |
| Consolidated subsidiaries' change in foreign currency translation adjustments, net of taxes | **(4,469)** | (4,124) | 41,720 |
| Consolidated subsidiaries' change in net actuarial pension loss, net of taxes | **(9,459)** | 2,749 | (4,268) |
| TOTAL OTHER COMPREHENSIVE INCOME TO SHAREHOLDERS | **109,827** | 163,770 | 389,357 |
| **COMPREHENSIVE INCOME TO SHAREHOLDERS** | **$ 251,853** | $ 430,563 | $ 590,995 |

19. Markel Corporation (Parent Company Only) Financial Information (continued)

## CONDENSED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | *(dollars in thousands)* | | |
| **OPERATING ACTIVITIES** | | | |
| Net income to shareholders | **$ 142,026** | $ 266,793 | $ 201,638 |
| Adjustments to reconcile net income to shareholders to net cash provided by operating activities | **102,714** | (181,824) | (124,388) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **244,740** | 84,969 | 77,250 |
| **INVESTING ACTIVITIES** | | | |
| Proceeds from sales of fixed maturities and equity securities | **50,322** | 244,225 | 30,233 |
| Proceeds from maturities, calls and prepayments of fixed maturities | **46,522** | 43,530 | 10,597 |
| Cost of fixed maturities and equity securities purchased | **(92,287)** | (252,934) | (59,410) |
| Net change in short-term investments | **(179,823)** | 69,861 | (59,736) |
| Decrease (increase) in notes receivable due from subsidiaries | **7,401** | 2,142 | (39,088) |
| Capital contributions to subsidiaries | **(179,403)** | (53,409) | (127,094) |
| Return of capital from subsidiaries | **0** | 3,505 | 101,715 |
| Acquisitions | **0** | (128,884) | 0 |
| Additions to property and equipment | **(16,927)** | (18,621) | (12,360) |
| Other | **12,175** | (757) | 20,766 |
| NET CASH USED BY INVESTING ACTIVITIES | **(352,020)** | (91,342) | (134,377) |
| **FINANCING ACTIVITIES** | | | |
| Additions to senior long-term debt | **247,935** | 0 | 497,172 |
| Repayments of senior long-term debt | **0** | 0 | (250,000) |
| Repurchases of common stock | **(42,913)** | (45,218) | 0 |
| Other | **1,232** | (9,503) | (441) |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | **206,254** | (54,721) | 246,731 |
| Increase (decrease) in cash and cash equivalents | **98,974** | (61,094) | 189,604 |
| Cash and cash equivalents at beginning of year | **182,088** | 243,182 | 53,578 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$ 281,062** | $ 182,088 | $ 243,182 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 20. Derivatives

The Company is a party to a credit default swap agreement, under which third party credit risk is transferred from a counterparty to the Company. The Company entered into the credit default swap agreement for investment purposes. At both December 31, 2011 and 2010, the notional amount of the credit default swap was $33.1 million, which represented the Company's aggregate exposure to losses if specified credit events involving third party reference entities occur. These third party reference entities are specified under the terms of the agreement and represent a portfolio of names upon which the Company has assumed credit risk from the counterparty. The Company's exposure to loss from any one reference entity is limited to $20.0 million. The credit default swap has a scheduled termination date of December 2014.

The credit default swap is accounted for as a derivative instrument and is recorded at fair value with any changes in fair value recorded in net investment income. At December 31, 2011 and 2010, the credit default swap had a fair value of $29.3 million and $25.2 million, respectively. The fair value of the credit default swap is determined by the Company using an external valuation model that is dependent upon several inputs, including changes in interest rates, credit spreads, expected default rates, changes in credit quality, future expected recovery rates and other market factors. The fair value of the credit default swap is included in other liabilities on the consolidated balance sheets. Net investment income in 2011 included an adverse change in the fair value of the credit default swap of $4.1 million. Net investment income in 2010 and 2009 included favorable changes in the fair value of the credit default swap of $1.7 million and $3.0 million, respectively.

Since entering into the credit default swap agreement, the Company has paid $16.9 million to settle its obligations related to credit events. These payments reduced the Company's liability related to its credit default swap.

See notes 2(h) and 12 for further discussion of the Company's credit default swap.

The Company had no other material derivative instruments at December 31, 2011.

## 21. Acquisitions

**a) Insurance Acquisitions.** On October 15, 2010, the Company completed its acquisition of 100% of the outstanding shares of Aspen, a Nebraska-based privately held corporation whose FirstComp insurance group provides workers' compensation insurance and related services, principally to small businesses. Results attributable to this acquisition are included in the Specialty Admitted segment.

Total consideration for this acquisition was $135.6 million, which included cash consideration of $128.9 million and options to purchase shares of the Company's common stock. Aspen shareholders also received contingent value rights that may result in the payment of additional cash consideration depending, among other things, upon the development of FirstComp's loss reserves and loss sensitive profit commissions over time. Based on current expectations, the Company believes that it is unlikely that any contingent consideration will be paid related to the contingent value rights.

The purchase price was allocated to the acquired assets and liabilities of Aspen based on estimated fair values at the acquisition date. The Company recognized goodwill of $63.0 million, which was primarily attributable to synergies that are expected to result upon integration of FirstComp into the Company's insurance operations. None of the goodwill recognized is expected to be deductible for income tax purposes. The Company also recognized other intangible assets of $70.0 million.

## 21. Acquisitions (continued)

On January 1, 2012, the Company acquired Thompson Insurance Enterprises, LLC (THOMCO), a privately held program administrator headquartered in Kennesaw, Georgia that underwrites multi-line, industry-focused insurance programs. Total consideration for this acquisition was $108.7 million, which included cash consideration of $100.7 million. The purchase price allocation for THOMCO will be completed in the first quarter of 2012. Results attributable to this acquisition will be included in the Specialty Admitted segment.

**b) Non-insurance Acquisitions.** On December 15, 2010, the Company acquired a 60% controlling interest in RD Holdings, LLC (RetailData), a privately held company headquartered in Richmond, Virginia that provides retail intelligence services. On December 23, 2010, the Company acquired a 75% controlling interest in Diamond Healthcare Corporation (Diamond Healthcare), a privately held company headquartered in Richmond, Virginia that manages behavioral health programs throughout the United States. The Company consolidates its non-insurance operations on a one-month lag and, as a result, the purchase price allocations for RetailData and Diamond Healthcare were completed in the first quarter of 2011. At December 31, 2010, amounts related to the consideration paid to acquire RetailData and Diamond Healthcare were included in other assets on the consolidated balance sheet.

On July 13, 2011, the Company acquired PartnerMD, LLC, a privately held company headquartered in Richmond, Virginia that provides concierge medical and executive health services. On September 6, 2011, the Company acquired Baking Technology Systems, Inc. (BAKE-TECH), a privately held company based in Tucker, Georgia that supplies ovens and other related equipment to high-speed bread and bun bakeries. On October 19, 2011, the Company acquired an 83% controlling interest in WI Holdings Inc. (Weldship), a privately held company based in Bethlehem, Pennsylvania that manufactures and leases high-pressure trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids.

Under the terms of the acquisition agreements for RetailData, Diamond Healthcare and Weldship, the Company has the option to acquire the remaining equity interests and the remaining equity interests have the option to sell their interests to the Company in the future. Any additional consideration for the remaining equity interests would be based on the future earnings of these companies. At December 31, 2011 and 2010, the value of these options was not material to the Company's consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## 21. Acquisitions (continued)

Total consideration for the acquisitions of RetailData, Diamond Healthcare, PartnerMD, LLC, BAKE-TECH and Weldship was $197.0 million, which included cash consideration of $187.9 million. The purchase prices were allocated to the acquired assets and liabilities based on the estimated fair values at the acquisition dates. In connection with these acquisitions, the Company recognized goodwill of $122.8 million, of which $94.1 million is deductible for income tax purposes. The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed at the acquisition dates.

| *(dollars in thousands)* | |
|---|---|
| Cash and cash equivalents | $ 3,574 |
| Receivables | 19,989 |
| Other assets | 63,306 |
| Other debt | (30,234) |
| Other liabilities | (21,768) |
| Net assets | 34,867 |
| Goodwill | 122,814 |
| Intangible assets | 101,460 |
| Noncontrolling interests | (62,189) |
| ACQUISITION DATE FAIR VALUE | $ 196,952 |

In 2011, other revenues and net income to shareholders in the consolidated statement of income and comprehensive income included $101.5 million and $6.5 million, respectively, from RetailData, Diamond Healthcare, PartnerMD, LLC, BAKE-TECH and Weldship. The following table presents, on a pro forma basis, the Company's unaudited consolidated operating revenues and net income to shareholders as if these acquisitions had occurred on January 1, 2010 and after certain adjustments, primarily related to amortization of intangible assets and the corresponding income tax effect. The pro forma financial information does not necessarily reflect the results that would have occurred had these acquisitions taken place on January 1, 2010.

| | Years Ended December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 |
| Operating revenues | **$ 2,708,417** | $ 2,385,097 |
| Net income to shareholders | **$ 146,806** | $ 276,467 |

The Company's strategy in acquiring controlling interests in industrial and service businesses that operate outside of the specialty insurance marketplace is similar to the Company's strategy for purchasing equity securities. The Company seeks to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices.

## 22. Quarterly Financial Information (unaudited)

The following table presents the unaudited quarterly results of consolidated operations for 2011, 2010 and 2009.

| *(dollars in thousands, except per share amounts)* | Quarters Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| 2011 | | | | |
| Operating revenues | **$ 621,594** | **$ 647,168** | **$ 676,088** | **$ 685,100** |
| Net income | **9,861** | **31,649** | **54,669** | **52,307** |
| Net income to shareholders | **8,272** | **30,314** | **53,264** | **50,176** |
| Comprehensive income (loss) to shareholders | **24,738** | **96,045** | **(52,626)** | **183,696** |
| Net income per share: | | | | |
| Basic | **$ 0.85** | **$ 3.12** | **$ 5.50** | **$ 5.21** |
| Diluted | **0.85** | **3.11** | **5.48** | **5.19** |
| Common stock price ranges: | | | | |
| High | **$ 422.83** | **$ 430.26** | **$ 403.21** | **$ 419.10** |
| Low | **379.44** | **386.81** | **346.15** | **337.50** |
| 2010 | | | | |
| Operating revenues | $ 536,719 | $ 515,414 | $ 561,354 | $ 611,906 |
| Net income | 43,206 | 20,917 | 63,157 | 140,449 |
| Net income to shareholders | 42,569 | 20,831 | 63,250 | 140,143 |
| Comprehensive income (loss) to shareholders | 134,539 | (33,903) | 225,328 | 104,599 |
| Net income per share: | | | | |
| Basic | $ 4.34 | $ 2.13 | $ 6.49 | $ 14.42 |
| Diluted | 4.33 | 2.12 | 6.48 | 14.37 |
| Common stock price ranges: | | | | |
| High | $ 379.05 | $ 392.55 | $ 354.34 | $ 386.87 |
| Low | 325.00 | 326.90 | 320.71 | 332.77 |
| 2009 | | | | |
| Operating revenues | $ 495,177 | $ 522,432 | $ 500,349 | $ 551,368 |
| Net income | 16,436 | 33,030 | 59,211 | 93,742 |
| Net income to shareholders | 16,358 | 32,798 | 59,126 | 93,356 |
| Comprehensive income (loss) to shareholders | (1,996) | 171,869 | 339,859 | 81,263 |
| Net income per share: | | | | |
| Basic | $ 1.67 | $ 3.34 | $ 6.02 | $ 9.51 |
| Diluted | 1.67 | 3.34 | 6.02 | 9.49 |
| Common stock price ranges: | | | | |
| High | $ 317.75 | $ 316.00 | $ 363.00 | $ 347.50 |
| Low | 208.77 | 255.37 | 266.91 | 316.85 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Markel Corporation:

We have audited the accompanying consolidated balance sheets of Markel Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Markel Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification 320-10-65 related to the recognition and presentation of other-than-temporary impairment of investments on April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Markel Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Richmond, Virginia
February 28, 2012

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Markel Corporation:

We have audited Markel Corporation's (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

In our opinion, Markel Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Richmond, Virginia
February 28, 2012

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING


MARKEL®

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management does not expect that its internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of internal control over financial reporting also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we have concluded that we maintained effective internal control over financial reporting as of December 31, 2011.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which is included herein.

Alan I. Kirshner
Chief Executive Officer

Anne G. Waleski
Chief Financial Officer

February 28, 2012

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## Critical Accounting Estimates

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of Markel Corporation and all subsidiaries. For a discussion of our significant accounting policies, see note 1 of the notes to consolidated financial statements.

Critical accounting estimates are those estimates that both are important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities, including litigation contingencies. These estimates, by necessity, are based on assumptions about numerous factors.

We review our critical accounting estimates and assumptions quarterly. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, the reinsurance allowance for doubtful accounts and income tax liabilities, as well as analyzing the recoverability of deferred tax assets, assessing goodwill and intangible assets for impairment and evaluating the investment portfolio for other-than-temporary declines in estimated fair value. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

*Unpaid Losses and Loss Adjustment Expenses*

Our consolidated balance sheet included estimated unpaid losses and loss adjustment expenses of $5.4 billion and reinsurance recoverable on unpaid losses of $791.1 million at December 31, 2011 compared to $5.4 billion and $798.1 million, respectively, at December 31, 2010. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amounts payable. We maintain reserves for specific claims incurred and reported (case reserves) and reserves for claims incurred but not reported (IBNR reserves).

Reported claims are in various stages of the settlement process, and the corresponding reserves for reported claims are based primarily on case-by-case evaluations of the individual claims. Case reserves consider our estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved.

As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for incurred but not reported claims.

U.S. GAAP requires that IBNR reserves be based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. IBNR reserves are generally calculated by subtracting paid losses and case reserves from estimated ultimate losses. IBNR reserves were 60% of total unpaid losses and loss adjustment expenses at December 31, 2011 compared to 61% at December 31, 2010.

Our liabilities for unpaid losses and loss adjustment expenses can generally be categorized into two distinct groups, short-tail business and long-tail business. Short-tail business refers to lines of business, such as property, accident and health, motorcycle, watercraft and marine hull exposures for which losses are usually known and paid shortly after the loss actually occurs. Long-tail business describes lines of business for which specific losses may not be known and reported for some period and losses take much longer to emerge. Given the time frame over which long-tail exposures are ultimately settled, there is greater uncertainty and volatility in these lines than in short-tail lines of business. Our long-tail coverages consist of most casualty lines, including professional liability, directors' and officers' liability, products liability, general liability and excess and umbrella exposures, as well as workers' compensation insurance. Some factors that contribute to the uncertainty and volatility of long-tail casualty programs, and thus require a significant degree of judgment in the reserving process, include the inherent uncertainty as to the length of reporting and payment development patterns, the possibility of judicial interpretations or legislative changes, including changes in workers' compensation benefit laws, that might impact future loss experience relative to prior loss experience and the potential lack of comparability of the underlying data used in performing loss reserve analyses.

Our ultimate liability may be greater or less than current reserves. Changes in our estimated ultimate liability for loss reserves generally occur as the result of the emergence of unanticipated loss activity, the completion of specific actuarial or claims studies or changes in internal or external factors. We closely monitor new information on reported claims and use statistical analyses prepared by our actuaries to evaluate the adequacy of our recorded reserves. We are required to exercise considerable judgment when assessing the relative credibility of loss development trends. Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. As a result, if new information or trends indicate an increase in frequency or severity of claims in excess of what we initially anticipated, we generally respond quickly and increase loss reserves. If, however, frequency or severity trends are more favorable than initially anticipated, we often wait to reduce our loss reserves until we can evaluate experience in additional periods to confirm the credibility of the trend. In addition, for long-tail lines of business, trends develop over longer periods of time, and as a result, we give credibility to these trends more slowly than for short-tail or less volatile lines of business.

Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates, supplements the actuarial analyses with information provided by claims, underwriting and other operational personnel and determines its best estimate of loss reserves, which is recorded in our financial statements. Our procedures for determining the adequacy of loss reserves at the end of the year are substantially similar to the procedures applied at the end of each interim period.

Additionally, once a year, generally during the third quarter, we conduct a detailed review of our liability for unpaid losses and loss adjustment expenses for asbestos and environmental (A&E) claims. If there is significant development on A&E claims in advance of the annual review, such development is considered by our actuaries and by management as part of our quarterly review process. We consider a detailed annual review appropriate because A&E claims develop slowly, are typically reported and paid many years after the loss event occurs and, historically, have exhibited a high degree of variability.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Any adjustments resulting from our interim or year-end reviews, including changes in estimates, are recorded as a component of losses and loss adjustment expenses in the period of the change. Reserve changes that increase previous estimates of ultimate claims cost are referred to as unfavorable or adverse development, deficiencies or reserve strengthening. Reserve changes that decrease previous estimates of ultimate claims cost are referred to as favorable development or redundancies.

In establishing our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an ultimate loss ratio, by accident year, for each of our over 100 product lines with input from our underwriting and claims associates. In estimating an ultimate loss ratio for a particular line of business, our actuaries may use one or more actuarial reserving methods and select from these a single point estimate. To varying degrees, these methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. The actuarial methods we use include:

*Paid Loss Development* – This method uses historical loss payment patterns to estimate future loss payment patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current paid loss amounts to calculate expected ultimate losses.

*Incurred Loss Development* – This method uses historical loss reporting patterns to estimate future loss reporting patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current reported losses to calculate expected ultimate losses.

*Bornhuetter-Ferguson Paid Loss Development* – This method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of three amounts: the premium earned for the exposure period, the expected loss ratio and the percentage of ultimate losses that are still unpaid. The expected loss ratio is selected by considering historical loss ratios, adjusted for any known changes in pricing, loss trends, adequacy of case reserves, changes in administrative practices and other relevant factors.

*Bornhuetter-Ferguson Incurred Loss Development* – This method is identical to the Bornhuetter-Ferguson paid loss development method, except that it uses the percentage of ultimate losses that are still unreported, instead of the percentage of ultimate losses that are still unpaid.

*Frequency/Severity* – Under this method, expected ultimate losses are equal to the product of the expected ultimate number of claims and the expected ultimate average cost per claim. Our actuaries use historical reporting patterns and severity patterns to develop factors that are applied to the current reported amounts to calculate expected ultimate losses.

Each actuarial method has its own set of assumptions and its own strengths and limitations, with no one method being better than the others in all situations. Our actuaries select the reserving methods that they believe will produce the most reliable estimate for the class of business being evaluated. Greater judgment may be required when we introduce new product lines or when there have been changes in claims handling practices, as the statistical data available may be insufficient. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience, take into account changes in underwriting guidelines and risk selection or review the impact of changes in claims reserving practices with claims personnel.

For example, during the acquisition of our FirstComp workers' compensation insurance unit in October 2010, we noted that FirstComp's loss reserves reflected an expectation that their loss development period would be shorter than that indicated by industry data. FirstComp provides workers' compensation insurance to small businesses in rural areas. Prior to our acquisition, FirstComp's loss reserves were established with an expectation that loss development patterns for these small businesses may differ from the overall workers' compensation industry data, which is drawn from a broader profile of risks. In establishing the post-acquisition loss reserves for FirstComp, we determined that FirstComp had insufficient historical data to reach this conclusion with certainty. Workers' compensation insurance is a long-tail product line, and FirstComp has only had significant premium volume since 2004. We decided to give more weight to the longer-tailed industry development factors and adopted a more conservative loss reserving position until we become more familiar with this book of business and how its loss reserves develop.

A key assumption in most actuarial analyses is that past development patterns will repeat themselves in the future, absent a significant change in internal or external factors that influence the ultimate cost of our unpaid losses and loss adjustment expenses. Our estimates reflect implicit and explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes, general economic conditions and recent trends in these factors. Our actuarial analyses are based on statistical analysis but also consist of reviewing internal factors that are difficult to analyze statistically, including underwriting and claims handling changes. In some of our markets, and where we act as a reinsurer, the timing and amount of information reported about underlying claims are in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

As indicated above, we may use one or more actuarial reserving methods, which incorporate numerous underlying judgments and assumptions, to establish our estimate of ultimate loss reserves. While we use our best judgment in establishing our estimate for loss reserves, applying different assumptions and variables could lead to significantly different loss reserve estimates.

Loss frequency and loss severity are two key measures of loss activity that often result in adjustments to actuarial assumptions relative to ultimate loss reserve estimates. Loss frequency measures the number of claims per unit of insured exposure. When the number of newly reported claims is higher than anticipated, generally speaking, loss reserves are increased. Conversely, loss reserves are generally decreased when fewer claims are reported than expected. Loss severity measures the average size of a claim. When the average severity of reported claims is higher than originally estimated, loss reserves are typically increased. When the average claim size is lower than anticipated, loss reserves are typically decreased. For example, in each of the past three years, we have experienced redundancies on prior years' loss reserves in our professional and products liability lines as a result of decreases in loss severity, while over the past two years, we have experienced deficiencies on prior years' loss reserves related to our medical malpractice coverage for Italian hospitals as a result of increases in loss frequency and severity.

Changes in prior years' loss reserves, including the trends and factors that impacted loss reserve development, as well as the likelihood that such trends and factors could result in future loss reserve development, are discussed in further detail under "Results of Operations."

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Loss reserves are established for each of our product lines at management's best estimate, which is generally higher than the corresponding actuarially calculated point estimate. The actuarial point estimate represents our actuaries' estimate of the most likely amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time; however, there is inherent uncertainty in the point estimate as it is the expected value in a range of possible reserve estimates. In some cases, actuarial analyses, which are based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management's perspective of these more subjective factors may differ from the actuarial perspective. Subjective factors where management's perspective may differ from that of the actuaries include: the credibility and timeliness of claims information received from third parties, economic and social inflation, judicial decisions, law changes, changes in underwriting or claims handling practices, general economic conditions, the risk of moral hazard and other current and developing trends within the insurance market, including the effects of competition. As a result, the actuarially calculated point estimates for each of our lines of business represent starting points for management's quarterly review of loss reserves.

Management's best estimate of net reserves for unpaid losses and loss adjustment expenses exceeded the actuarially calculated point estimate by $365 million, or 8.6%, at December 31, 2011, compared to $361 million, or 8.5%, at December 31, 2010. In management's opinion, the actuarially calculated point estimate generally underestimates both the ultimate favorable impact of a hard insurance market and the ultimate adverse impact of a soft insurance market. Therefore, the percentage by which management's best estimate exceeds the actuarial point estimate will generally be higher during a soft market than during a hard market.

The difference between management's best estimate and the actuarially calculated point estimate in both 2011 and 2010 is primarily associated with our long-tail business in the Excess and Surplus Lines and London Insurance Market segments. In both 2011 and 2010, management's best estimate exceeded the actuarial point estimate. Actuarial estimates can underestimate the adverse effects of a soft insurance market because the impact of changes in risk selection and terms and conditions can be difficult to quantify. In addition, the frequency of claims may increase in a recessionary environment. Similarly, the risk an insured will intentionally cause or be indifferent to loss may increase during an economic downturn, and the attention to loss prevention measures may decrease. Also, management has attributed less credibility than our actuaries to favorable trends experienced on our long-tail business from the earlier hard market period. In particular, given the long-tail and volatile nature of the business in the London Insurance Market segment, as well as past unfavorable development in this segment, management has not incorporated these favorable trends into its best estimate to the same extent as the actuaries. These subjective factors affect the development of losses and represent instances where management's perspectives may differ from those of our actuaries.

Management also considers the range, or variability, of reasonably possible losses determined by our actuaries when establishing its best estimate for loss reserves. The actuarial ranges represent our actuaries' estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the factors that were used to determine the point estimates. Using statistical models, our actuaries establish high and low ends of a range of reasonable reserve estimates for each of our operating segments.

The following table summarizes our reserves for net unpaid losses and loss adjustment expenses and the actuarially established high and low ends of a range of reasonable reserve estimates, by segment, at December 31, 2011.

| (dollars in millions) | Net Loss Reserves Held | Low End of Actuarial Range[1] | High End of Actuarial Range[1] |
|---|---|---|---|
| Excess and Surplus Lines | $ 1,921.5 | $ 1,568.1 | $ 2,153.3 |
| Specialty Admitted | 646.8 | 545.3 | 688.9 |
| London Insurance Market | 1,641.6 | 1,220.0 | 1,741.5 |
| Other Insurance (Discontinued Lines) | 397.8 | 199.7 | 917.6 |

[1] Due to the actuarial methods used to determine the separate ranges for each segment of our business, it is not appropriate to aggregate the high or low ends of the separate ranges to determine the high and low ends of the actuarial range on a consolidated basis.

Undue reliance should not be placed on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date. For example, the Claims and Reserves table on page 117, which provides a summary of historical development between originally estimated loss reserves and ultimate claims costs, illustrates this potential variability, reflecting a cumulative deficiency in net reserves of 29% for the 2001 and prior accident years. A significant portion of the cumulative deficiency that occurred during those periods included adverse loss reserve development at Markel International, which we acquired in 2000. Historically, we have experienced greater volatility on acquired books of business than on existing books of business. The increases in pre-acquisition loss reserves at Markel International were primarily associated with books of business that were not subject to our underwriting discipline and that subsequently experienced unfavorable loss development that exceeded our initial expectations. We believe that as a result of applying greater underwriting discipline, including improved risk selection and pricing, on the business written since acquisition, total recorded loss reserves at Markel International are unlikely to vary to the same degree as we have experienced on the 2001 and prior accident years.

We place less reliance on the range established for our Other Insurance (Discontinued Lines) segment than on the ranges established for our remaining segments. The range established for our Other Insurance (Discontinued Lines) segment includes exposures related to acquired lines of business, many of which are no longer being written, that were not subject to our underwriting discipline and controls. Additionally, A&E exposures, which are subject to an uncertain and unfavorable legal environment, account for approximately 60% of the loss reserves considered in the range established for our Other Insurance (Discontinued Lines) segment.

Our exposure to A&E claims results from policies written by acquired insurance operations before their acquisitions. The exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met. A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, we began underwriting CGL coverage with pollution exclusions, and in some lines of business we began using a claims-made form. These changes significantly reduced our exposure to future A&E claims on post-1986 business.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

There is significant judgment required in estimating the amount of our potential exposure from A&E claims due to the limited and variable historical data on A&E losses as compared to other types of claims, the potential significant reporting delays of claims from insureds to insurance companies and the continuing evolution of laws and judicial interpretations of those laws relative to A&E exposures. Due to these unique aspects of A&E exposures, the ultimate value of loss reserves for A&E claims cannot be estimated using traditional methods and is subject to greater uncertainty than other types of claims. Other factors contributing to the significant uncertainty in estimating A&E reserves include: uncertainty as to the number and identity of insureds with potential exposure; uncertainty as to the number of claims filed by exposed, but not ill, individuals; uncertainty as to the settlement values to be paid; difficulty in properly allocating responsibility and liability for the loss, especially if the claim involves multiple insurance providers or multiple policy periods; growth in the number and significance of bankruptcies of asbestos defendants; uncertainty as to the financial status of companies that insured or reinsured all or part of A&E claims; and inconsistent court decisions and interpretations with respect to underlying policy intent and coverage.

Due to these uncertainties, it is not possible to estimate our ultimate liability for A&E exposures with the same degree of reliability as with other types of exposures. Future development will be affected by the factors mentioned above and could have a material effect on our results of operations, cash flows and financial position. As of December 31, 2011, our consolidated balance sheet included estimated net reserves for A&E losses and loss adjustment expenses of $244.8 million. We seek to establish appropriate reserve levels for A&E exposures; however, these reserves could increase in the future. These reserves are not discounted to present value and are forecasted to pay out over the next 50 years.

*Reinsurance Allowance for Doubtful Accounts*

We evaluate and adjust reserves for uncollectible reinsurance based upon our collection experience, the financial condition of our reinsurers, collateral held and the development of our gross loss reserves. Our consolidated balance sheets at December 31, 2011 and 2010 included a reinsurance allowance for doubtful accounts of $69.1 million and $155.2 million, respectively.

Reinsurance recoverables recorded on insurance losses ceded under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers, may change and these changes may affect the reinsurers' willingness and ability to meet their contractual obligation to us. It is also difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurers fail to meet their obligations under the reinsurance contracts.

*Income Taxes and Uncertain Tax Positions*

The preparation of our consolidated income tax provision, including the evaluation of tax positions we have taken or expect to take on our income tax returns, requires significant judgment. In evaluating our tax positions, we recognize the tax benefit from an uncertain tax position only if, based on the technical merits of the position, it is more likely than not that the tax position will be sustained upon examination by the taxing authorities. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach, whereby the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement is recognized. The tax positions that we have taken or expect to take are based upon the application of tax laws and regulations, which are subject to interpretation, judgment and uncertainty. As a result, our actual liability for income taxes may differ significantly from our estimates.

We record deferred income taxes as assets or liabilities on our consolidated balance sheets to reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. At December 31, 2011, our net deferred tax liability was $11.1 million. At December 31, 2010, our net deferred tax asset was $61.0 million. The change in our deferred tax amounts in 2011 was due in part to an increase in the deferred tax liability related to accumulated other comprehensive income resulting from an increase in net unrealized gains on investments during 2011.

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. We did not have a valuation allowance on our deferred tax assets at December 31, 2011 or 2010. In evaluating our ability to realize our deferred tax assets and assessing the need for a valuation allowance at December 31, 2011 and 2010, we made estimates regarding the future taxable income of our foreign subsidiaries and judgments about our ability to pursue prudent and feasible tax planning strategies. A change in any of these estimates and judgments could result in the need to record a valuation allowance through a charge to earnings. See note 7 of the notes to consolidated financial statements for further discussion of our consolidated income tax provision, uncertain tax positions and net operating losses.

*Goodwill and Intangible Assets*

Our consolidated balance sheet as of December 31, 2011 included goodwill and intangible assets of $867.6 million. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. We completed our annual test for impairment during the fourth quarter of 2011 based upon results of operations through September 30, 2011. There were no indications of impairment during 2011.

A significant amount of judgment is required in performing goodwill impairment tests. Such tests include estimating the fair value of our reporting units. We compare the estimated fair value of our reporting units to their respective carrying amounts including goodwill. The methods we use for estimating reporting unit fair values may include market quotations, asset and liability fair values and other valuation techniques, such as discounted cash flows and multiples of earnings or revenues. With the exception of market quotations, all of these methods involve significant estimates and assumptions.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

*Investments*

We complete a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. All securities with unrealized losses are reviewed. For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. For fixed maturities where we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost, a decline in fair value is considered to be other-than-temporary and is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity below its amortized cost is considered to be other-than-temporary based upon other considerations, we compare the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the other-than-temporary impairment, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the non-credit portion of the other-than-temporary impairment, which is recognized in other comprehensive income. The discount rate used to calculate the estimated present value of the cash flows expected to be collected is the effective interest rate implicit for the security at the date of purchase.

We consider many factors in completing our quarterly review of securities with unrealized losses for other-than-temporary impairment, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of the issuer. For equity securities, the ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery is considered. For fixed maturities, we consider whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery, the implied yield-to-maturity, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due. When assessing whether we intend to sell a fixed maturity or if it is likely that we will be required to sell a fixed maturity before recovery of its amortized cost, we evaluate facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing.

Risks and uncertainties are inherent in our other-than-temporary decline in fair value assessment methodology. The risks and uncertainties include, but are not limited to, incorrect or overly optimistic assumptions about the financial condition, liquidity or near-term prospects of an issuer, inadequacy of any underlying collateral, unfavorable changes in economic or social conditions and unfavorable changes in interest rates or credit ratings. Changes in any of these assumptions could result in charges to earnings in future periods.

Losses from write downs for other-than-temporary declines in the estimated fair value of investments, while potentially significant to net income, do not have an impact on our financial position. Since our investment securities are considered available-for-sale and are recorded at estimated fair value, unrealized losses on investments are already included in accumulated other comprehensive income. See note 2(b) of the notes to consolidated financial statements for further discussion of our assessment methodology for other-than-temporary declines in the estimated fair value of investments.

The following discussion and analysis should be read in conjunction with Selected Financial Data, the consolidated financial statements and related notes and the discussion under Risk Factors, "Critical Accounting Estimates" and "Safe Harbor and Cautionary Statement."

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. We believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to differentiate ourselves from competitors by our expertise, service, continuity and other value-based considerations. We compete in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London markets. We also own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

Our Excess and Surplus Lines segment writes property and casualty insurance outside of the standard market for hard-to-place risks including catastrophe-exposed property, professional liability, products liability, general liability, commercial umbrella and other coverages tailored for unique exposures. Our Excess and Surplus Lines segment is comprised of five regions, and each regional office is responsible for serving the wholesale producers located in its region. Our regional teams focus on customer service and marketing, underwriting and distributing our insurance solutions and provide customers easy access to our products.

Our Specialty Admitted segment writes risks that, although unique and hard-to-place in the standard market, must remain with an admitted insurance company for marketing and regulatory reasons. Our underwriting units in this segment write specialty program insurance for well-defined niche markets, personal and commercial property and liability coverages and workers' compensation insurance. Our Specialty Admitted segment is comprised of three underwriting units: the Markel Specialty and Markel American Specialty Personal and Commercial Lines units and, beginning in October 2010, our FirstComp workers' compensation insurance unit.

Our London Insurance Market segment writes specialty property, casualty, professional liability, equine, marine, energy and trade credit insurance and reinsurance on a worldwide basis. We participate in the London market through Markel International, which includes Markel Capital Limited and Markel International Insurance Company Limited (MIICL), wholly-owned subsidiaries. Markel Capital Limited is the corporate capital provider for Markel Syndicate 3000 at Lloyd's, which is managed by Markel Syndicate Management Limited, a wholly-owned subsidiary.

For purposes of segment reporting, the Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. This segment also includes development on asbestos and environmental loss reserves.

A favorable insurance market is commonly referred to as a "hard market" within the insurance industry and is characterized by stricter coverage terms, higher prices and lower underwriting capacity. Periods of intense competition, which typically include broader coverage terms, lower prices and excess underwriting capacity, are referred to as a "soft market." After a decade of soft market conditions, the insurance industry experienced favorable conditions beginning in late 2000, which continued through 2003 for most product lines. During 2004, the market began to soften and the industry began to show signs of increased competition. Since 2005, we have been in a soft insurance market and have experienced

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

intense competition. During the current soft market cycle, we have experienced price deterioration in virtually all of our product areas due in part to an increased presence of standard insurance companies in our markets. During 2008, given the rapid deterioration in underwriting capacity as a result of the disruptions in the financial markets and losses from catastrophes, the rate of decline in prices began to slow. However, the effects of the economic environment contributed to further declines in gross premium volume in 2009 and 2010. Premiums for many of our product lines are based upon our insureds' revenues, gross receipts or payroll, which have been negatively impacted by the depressed levels of business activity in recent years. In 2010, we continued to experience pricing pressure due in part to intense competition, which resulted in further price deterioration across many of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, we experienced moderate price increases in several product lines during 2010, most notably those offered within the London Insurance Market segment. During 2011, the unfavorable pricing trends experienced in 2010 continued for some of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, price declines stabilized for most of our product lines during 2011, and we achieved moderate price increases in several lines, most notably the marine and energy products within the London Insurance Market segment.

We routinely review the pricing of our major product lines and will continue to pursue price increases for most product lines in 2012; however, when we believe the prevailing market price will not support our underwriting profit targets, the business is not written. As a result of our underwriting discipline, gross premium volume may vary when we alter our product offerings to maintain or improve underwriting profitability.

Through our wholly-owned subsidiary Markel Ventures, Inc., we own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These businesses are viewed by management as separate and distinct from our insurance operations. Local management teams oversee the day-to-day operations of these companies, while strategic decisions are made in conjunction with members of our executive management team, principally our President and Chief Investment Officer. The financial results of those companies in which we own controlling interests have been consolidated in our financial statements. The financial results of those companies in which we hold a noncontrolling interest are accounted for under the equity method of accounting.

Our strategy in making these private equity investments is similar to our strategy for purchasing equity securities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to own the businesses acquired for a long period of time.

Our non-insurance operations are comprised of a diverse portfolio of industrial and service companies. During the third quarter of 2011, we acquired a company that provides concierge medical and executive health services, and we acquired a company that supplies ovens and other related equipment to high-speed bread and bun bakeries. During the fourth quarter of 2011, we acquired a controlling interest in a company that manufactures and leases high-pressure trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids.

For further discussion of our lines of business, principal products offered, distribution channels, competition, underwriting philosophy and our non-insurance operations, see the discussion under Business Overview beginning on page 12.

## Key Performance Indicators

We measure financial success by our ability to compound growth in book value per share at a high rate of return over a long period of time. To mitigate the effects of short-term volatility, we measure ourselves over a five-year period. We believe that growth in book value per share is the most comprehensive measure of our success because it includes all underwriting and investing results. We measure underwriting results by our underwriting profit or loss and combined ratio. We measure investing results by our total investment return. These measures are discussed in greater detail under "Results of Operations."

## Results of Operations

The following table presents the components of net income to shareholders.

| *(dollars in thousands)* | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Underwriting profit (loss) | **$ (40,825)** | $ 59,816 | $ 86,312 |
| Net investment income | **263,676** | 272,530 | 259,809 |
| Net realized investment gains (losses) | **35,857** | 36,362 | (96,100) |
| Other revenues | **351,077** | 185,580 | 89,782 |
| Amortization of intangible assets | **(24,291)** | (16,824) | (6,698) |
| Other expenses | **(309,046)** | (168,290) | (80,499) |
| Interest expense | **(86,252)** | (73,663) | (53,969) |
| Income tax benefit (expense) | **(41,710)** | (27,782) | 3,782 |
| Net income attributable to noncontrolling interests | **(6,460)** | (936) | (781) |
| NET INCOME TO SHAREHOLDERS | **$ 142,026** | $ 266,793 | $ 201,638 |

Net income to shareholders for 2011 decreased 47% compared to 2010 primarily due to a deterioration in underwriting results, which was driven by higher losses from natural catastrophes compared to 2010. Net income to shareholders for 2010 increased 32% compared to 2009 as a result of improved investment returns, which were partially offset by an increase in income taxes and a deterioration in underwriting results due in part to higher losses from natural catastrophes and losses associated with the adverse conditions in the residential mortgage market. In 2010, lower write downs for other-than-temporary declines in the estimated fair value of investments contributed to improved investment returns. Net income to shareholders for 2010 included $12.2 million of write downs for other-than-temporary declines in the estimated fair value of investments compared to $90.0 million in 2009. The components of net income to shareholders are discussed in further detail under "Underwriting Results," "Investing Results," "Non-Insurance Operations" and "Interest Expense and Income Taxes."

## Underwriting Results

Underwriting profits are a key component of our strategy to grow book value per share. We believe that the ability to achieve consistent underwriting profits demonstrates knowledge and expertise, commitment to superior customer service and the ability to manage insurance risk. The property and casualty insurance industry commonly defines underwriting profit or loss as earned premiums net of losses and loss adjustment expenses and underwriting, acquisition and insurance expenses. We use underwriting profit or loss as a basis for evaluating our underwriting performance.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table presents selected data from our underwriting operations.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Gross premium volume | **$ 2,291,251** | $ 1,982,467 | $ 1,905,893 |
| Net written premiums | **$ 2,041,838** | $ 1,769,118 | $ 1,714,409 |
| Net retention | **89%** | 89% | 90% |
| Earned premiums | **$ 1,979,340** | $ 1,730,921 | $ 1,815,835 |
| Losses and loss adjustment expenses | **$ 1,209,986** | $ 946,229 | $ 992,863 |
| Underwriting, acquisition and insurance expenses | **$ 810,179** | $ 724,876 | $ 736,660 |
| Underwriting profit (loss) | **$ (40,825)** | $ 59,816 | $ 86,312 |
| U.S. GAAP Combined Ratios (1) | | | |
| Excess and Surplus Lines | **86%** | 96% | 96% |
| Specialty Admitted | **109%** | 100% | 99% |
| London Insurance Market | **116%** | 95% | 91% |
| Other Insurance (Discontinued Lines) | **NM(2)** | NM(2) | NM(2) |
| Markel Corporation (Consolidated) | **102%** | 97% | 95% |

(1) The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums. A combined ratio less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss.

(2) NM—Ratio is not meaningful. Further discussion of Other Insurance (Discontinued Lines) underwriting loss follows.

The 2011 combined ratio increased from 2010 due to a higher current accident year loss ratio, partially offset by more favorable development of prior years' loss reserves and a lower expense ratio. The 2011 combined ratio included $152.4 million, or eight points, of underwriting loss related to natural catastrophes. The lower expense ratio in 2011 was primarily due to lower costs associated with our system and business process initiatives and lower profit sharing costs. The 2010 combined ratio increased from 2009 due to a higher current accident year loss ratio and a higher expense ratio, partially offset by more favorable development of prior years' loss reserves. The 2010 combined ratio included $17.0 million, or one point, of underwriting loss related to the Chilean earthquake. The 2010 combined ratio also included $74.7 million, or four points, of underwriting loss on two run-off programs included in the Excess and Surplus Lines segment that were exposed to losses associated with the adverse conditions in the residential mortgage market. The higher expense ratio in 2010 was primarily due to a decline in earned premiums and to higher costs associated with our system and business process initiatives.

The following table summarizes, by segment, the impact of losses related to natural catastrophes on our 2011 underwriting results.

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| *(dollars in millions)* | Excess and Surplus Lines | Specialty Admitted | London Insurance Market | Consolidated |
| Net losses on catastrophes: | | | | |
| Japanese earthquake and tsunami | $ — | $ 0.5 | $ 47.3 | $ 47.8 |
| U.S. tornadoes | 13.4 | 4.0 | 12.0 | 29.4 |
| New Zealand earthquakes | — | — | 29.0 | 29.0 |
| Thai floods | — | — | 18.5 | 18.5 |
| Hurricane Irene | 6.2 | 4.9 | 6.0 | 17.1 |
| Australian floods | — | — | 9.0 | 9.0 |
| Reinsurance costs [1] | — | — | 1.6 | 1.6 |
| TOTAL | $ 19.6 | $ 9.4 | $ 123.4 | $ 152.4 |

[1] Adjustments related to estimated reinstatement premiums on reinsurance treaties that decreased net written and net earned premiums.

The estimated net losses on the natural catastrophes that occurred during 2011 represent our best estimate of losses based upon the most current information available. We have used various loss estimation techniques to develop these reserves, including reviews of modeled loss estimates that factor in third party industry loss estimates, detailed policy level reviews and direct contact with insureds and brokers. However, reported losses and information on potential losses have come in slowly given the magnitude of each of these losses. Due to the uncertainty associated with these events, we believe our loss estimates may have a high degree of volatility. While we believe our reserves for the catastrophes experienced during 2011 are adequate, we continue to closely monitor reported claims and will adjust our estimates of gross and net losses as new information becomes available.

The net losses from each of these events were within our risk tolerances. However, the number of catastrophes experienced during 2011 was higher than expected. We have started to see an increase in catastrophe-exposed property rates. We will selectively accept catastrophe exposures when we believe the exposures are adequately priced for the risks incurred. We will refine and review our exposures in view of our 2011 results and seek to improve the profitability of this business. If the market price does not support our underwriting profit targets for catastrophe-exposed risks, we will not write the business.

The 2011 combined ratio included $354.0 million of favorable development on prior years' loss reserves compared to $278.0 million in 2010 and $235.3 million in 2009. The favorable development on prior years' loss reserves during the past three years was primarily due to loss reserve redundancies at Markel International and on our professional and products liability programs within the Excess and Surplus Lines segment. Loss reserve redundancies at Markel International were $94.8 million, $117.7 million and $108.1 million in 2011, 2010 and 2009, respectively. Loss reserve redundancies on our professional and products liability programs within the Excess and Surplus Lines segment were $87.3 million, $96.7 million and $97.5 million in 2011, 2010 and 2009, respectively. In 2011, the favorable development on prior years' loss reserves also included $83.7 million of loss reserve redundancies on various long-tail casualty lines within the Excess and Surplus Lines segment. In 2010, the favorable development on prior years' loss reserves also included $55.4 million of loss reserve redundancies on our brokerage general liability, excess and umbrella and environmental programs within the Excess and Surplus Lines segment.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Over the past three years, we have experienced significant redundancies in prior years' loss reserves. The product lines that have produced these redundancies are primarily long-tail books of business that take many years to fully develop. The positive trend in these prior years' loss reserves was partially the result of the more favorable rates and terms associated with the hard insurance market that we experienced from 2000 through 2004. Although the favorable rates and terms obtained during the hard insurance market created expectations of improved underwriting results, the full impact from this favorable environment could not be quantified when we initially established loss reserves for these years. Additionally, the positive trend in these prior years' loss reserves was due in part to the adverse impact of softening insurance market conditions and poor economic conditions experienced in recent years not being as significant as initially anticipated. Since 2005, we have been in a soft insurance market. In 2008 and 2009, we experienced a significant economic slowdown from the recessionary environment. Given the volatile nature of our long-tail books of business, the ultimate adverse impact of the soft insurance market and unfavorable economic environment could not be quantified when we initially established loss reserves for these years. In each of the past three years, actual claims reporting patterns have been more favorable than we initially anticipated.

In connection with our quarterly reviews of loss reserves, the actuarial methods we used have exhibited a favorable trend for the 2003 to 2010 accident years. This trend was observed using statistical analysis of actual loss experience for those years, particularly with regard to our long-tail books of business within the Excess and Surplus Lines and London Insurance Market segments, which developed more favorably than we had expected based upon our historical experience. As actual losses experienced on these accident years have continued to be lower than anticipated, it has become more likely that the underwriting results will prove to be better than originally estimated. Additionally, as most actuarial methods rely upon historical reporting patterns, the favorable trends experienced on earlier accident years have resulted in a re-estimation of our ultimate incurred losses on more recent accident years. When we experience loss frequency or loss severity trends that are more favorable than we initially anticipated, we often evaluate the loss experience over a period of several years in order to assess the relative credibility of loss development trends. In each of the past three years, based upon our evaluations of claims development patterns in our long-tail, and often volatile, lines of business, we gave greater credibility to the favorable trend. As a result, our actuaries reduced their estimates of ultimate losses, and management incorporated this favorable trend into its best estimate and reduced prior years' loss reserves accordingly.

While we believe it is possible that there will be additional redundancies on prior years' loss reserves in 2012, we caution readers not to place undue reliance on this favorable trend. In 2004, we began to see a softening of the insurance market and experienced a slow down in the rate of increase in prices as a result of increased competition. Competition remained strong in 2005 and increased further from 2006 through 2010, resulting in deterioration in pricing over this period of time. Further, the ultimate impact that the financial crisis and related economic recession of 2008 and 2009 will have on our underwriting results is difficult to quantify. Similar to the impact of the hardening of the insurance market that began in 2000, the impact on our underwriting results from the soft insurance market and adverse economic conditions cannot be fully quantified in advance.

The following discussion provides more detail by segment of the underwriting results described above. This segment-based discussion is supplemented by a summary of prior years' loss reserve development on page 109.

*Excess and Surplus Lines Segment*

The Excess and Surplus Lines segment's combined ratio for 2011 was 86% (including three points of underwriting loss related to natural catastrophes) compared to 96% in both 2010 and 2009. The combined ratio decreased in 2011 compared to 2010 due to more favorable development on prior years' loss reserves. In 2010, a higher current accident year loss ratio and a higher expense ratio were offset by more favorable development of prior years' loss reserves compared to 2009. The 2010 combined ratio included $74.7 million, or 10 points, of underwriting loss on two run-off programs that were exposed to losses associated with the adverse conditions in the residential mortgage market. The 2009 combined ratio included $35.5 million, or four points, of underwriting loss from these same two programs. The higher expense ratio in 2010 was primarily due to a decline in earned premiums and to costs associated with our system and business process initiatives.

In 2011, the Excess and Surplus Lines segment's results included $227.5 million of favorable development on prior years' loss reserves compared to $159.0 million in 2010 and $130.8 million in 2009. The redundancies on prior years' loss reserves experienced within the Excess and Surplus Lines segment during 2011, 2010 and 2009 were primarily on our professional and products liability and casualty programs due in part to lower loss severity than originally anticipated. As the average claim severity estimates on these long-tail books of business have decreased, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years' loss reserves accordingly. The increase in favorable development on prior years' loss reserves in 2011 was primarily due to having favorable development on the two run-off programs described earlier compared to unfavorable development in 2010 on these same two programs. In 2011, we resolved a significant portion of our outstanding liabilities associated with one of those programs and, as a result, reduced prior years' loss reserves by $16.1 million. The increase in favorable development on prior years' loss reserves in 2010 was primarily due to more favorable loss reserve development on certain long-tail casualty lines of business, most notably our brokerage general liability, excess and umbrella and environmental programs.

The favorable development of prior years' loss reserves during 2011 included $87.3 million of redundancies on our professional and products liability programs, of which $78.9 million was on the 2006 to 2010 accident years. The favorable development of prior years' loss reserves during 2010 included $96.7 million of redundancies on our professional and products liability programs, of which $79.8 million was on the 2006 to 2009 accident years. The favorable development of prior years' loss reserves during 2009 included $97.5 million of redundancies on our professional and products liability programs, of which $91.0 million was on the 2004 to 2008 accident years. The favorable development experienced in 2011, 2010 and 2009 on our long-tail professional and products liability books of business was primarily the result of lower loss severity than was originally anticipated. In each of the periods presented, the product lines that produced the majority of the redundancy were the specified medical, medical malpractice and products liability programs. In 2011, the average claim severity estimate on the 2006 to 2010 accident years for these product lines declined by 6% compared to 2010. In 2010, the average claim severity estimate on the 2006 to 2009 accident years for these product lines declined by 11% compared to 2009. As a result of these decreases in severity, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years' loss reserves accordingly.

In 2011, we experienced $83.7 million of redundancies on various long-tail casualty lines, primarily on the 2003 to 2009 accident years. In 2010, we experienced $55.4 million of redundancies on our brokerage general liability, excess and umbrella and environmental programs on the 2003 to 2009 accident years. In 2003, as a result of previous adverse loss experience, we took significant corrective actions within our brokerage casualty operations, including the re-underwriting and re-pricing of the ongoing business. Our brokerage casualty business includes product lines that are long-tail and volatile in nature. During 2011, actual incurred losses and loss adjustment expenses on reported claims for various long-tail casualty lines on the 2003 to 2009 accident years were $29.6 million less than we anticipated in our actuarial analyses. During 2010, actual incurred losses and loss adjustment expenses on reported claims for brokerage casualty business on the 2003 to 2009 accident years were $12.9 million less than we anticipated in our actuarial analyses. As a result, our actuaries reduced their estimates of ultimate losses in 2011 and 2010, and management assigned greater credibility to this favorable experience and reduced prior years' loss reserves accordingly.

*Specialty Admitted Segment*

The Specialty Admitted segment's combined ratio for 2011 was 109% (including two points of underwriting loss related to natural catastrophes) compared to 100% in 2010 and 99% in 2009. The combined ratio increased in 2011 compared to 2010 due to a higher current accident year loss ratio, partially offset by more favorable development on prior years' loss reserves. In addition to the impact of natural catastrophes, the higher current accident year loss ratio for 2011 was due in part to the impact of soft market conditions on pricing and a greater incidence of high severity losses across several divisions at the Markel Specialty unit, including higher than expected loss frequency and severity on the accident and health liability class. The increase in the current accident year loss ratio for 2011 also was attributable to the impact of the inclusion of our FirstComp workers' compensation operations in the Specialty Admitted segment. Our workers' compensation operations added four points and two points to the Specialty Admitted segment's current accident year loss ratio in 2011 and 2010, respectively, and added five points and one point to the segment's combined ratio in 2011 and 2010, respectively. The combined ratio increased in 2010 compared to 2009 due to a higher current accident year loss ratio and higher expense ratio, partially offset by more favorable development of prior years' loss reserves.

The Specialty Admitted segment's results included $27.4 million and $4.7 million of favorable development on prior years' loss reserves in 2011 and 2010, respectively, compared to adverse development of $0.3 million in 2009. The favorable development in 2011 included $18.2 million of redundancies of prior years' loss reserves at the Markel Specialty unit, primarily on the 2006 to 2009 accident years. In 2011, the favorable development at the Markel Specialty unit was due in part to lower loss severity than was originally anticipated on various property lines of business and lower loss frequency than was originally anticipated on various casualty programs. The favorable development in 2010 was primarily due to redundancies of prior years' loss reserves at the Markel American Specialty Personal and Commercial Lines unit on the 2007 to 2009 accident years. In 2009, favorable development on prior years' loss reserves at the Markel American Specialty Personal and Commercial Lines unit, primarily on the 2008 accident year, was more than offset by adverse development on prior years' loss reserves at the Markel Specialty unit and the Markel Global Marine and Energy unit, which we decided to close in late 2008.

Beginning in the fourth quarter of 2010, the Specialty Admitted segment's results included our FirstComp workers' compensation operations. FirstComp produces business for certain of our insurance companies and through June 30, 2011 also acted as a managing general agent producing business for the benefit of unaffiliated insurance companies. In 2011, the Specialty Admitted segment's results included a loss of $33.8 million from our FirstComp operations, which was consistent with our expectations. The workers' compensation insurance market continues to be adversely impacted by high rates of unemployment, unfavorable economic conditions and a challenging pricing environment.

*London Insurance Market Segment*

The London Insurance Market segment's combined ratio for 2011 was 116% (including 18 points of underwriting loss related to natural catastrophes) compared to 95% (including three points of underwriting loss related to natural catastrophes) in 2010 and 91% in 2009. In addition to the impact of natural catastrophes, the combined ratio increased in 2011 compared to 2010 due to less favorable development on prior years' loss reserves. The 2010 combined ratio included $17.0 million, or three points, of underwriting loss related to the Chilean earthquake.

The London Insurance Market segment's 2011 combined ratio included $94.8 million of favorable development on prior years' loss reserves, of which $43.4 million was on the 2008 and 2009 accident years. This favorable development of prior years' loss reserves occurred in a variety of programs across each of our divisions and was due in part to the adverse impact of the disruptions in the financial markets during 2008 and 2009 not being as significant as initially anticipated. The favorable development of prior years' loss reserves experienced in 2011 included $18.8 million of redundancies on the 2001 and prior accident years. During 2010, we completed a claims file review of significant open claims for these older accident years. In 2011, we continued to experience better than expected case loss activity on the remaining open claims, and we reduced prior years' loss reserves accordingly.

The London Insurance Market segment's 2010 combined ratio included $117.7 million of favorable development on prior years' loss reserves, of which $76.3 million was on the 2004 to 2007 accident years. This favorable development of prior years' loss reserves occurred in a variety of programs across each of our divisions and was due in part to the adverse impact of softening insurance market conditions since 2005 and recent poor economic conditions not being as significant as initially anticipated. During 2010, actual incurred losses and loss adjustment expenses on reported claims for the 2004 to 2007 accident years were less than we originally expected. As a result of this favorable experience, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced by $29.9 million, and management reduced prior years' loss reserves accordingly.

The favorable development of prior years' loss reserves experienced in 2010 included $33.7 million of redundancies on the 2001 and prior accident years. These redundancies predominantly related to marine and aviation liability and professional indemnity business written prior to our acquisition of Markel International in 2000. The claims file review in 2010 highlighted better than expected case loss activity due in part to favorable claims settlements experienced in 2010. Based on the results of the claims file review, there was less uncertainty with regard to the ultimate settlement amount of the remaining open claims, and we reduced prior years' loss reserves accordingly.

In 2010, the loss reserve redundancies in the London Insurance Market segment were partially offset by $35.0 million of adverse loss reserve development on prior years' loss reserves in the Professional and Financial Risks division related to medical malpractice coverage for Italian hospitals. In 2005, we started writing medical malpractice coverage for Italian hospitals. This business was written until late 2008 when, as a result of higher than expected loss frequency and severity, we exited this class. During 2010, we completed a detailed review of all reported claims within the medical malpractice class, which highlighted that ultimate loss severity is expected to be greater than previously anticipated due in part to an increasingly adverse legal environment for medical malpractice insurers in Italy. As a result, our actuaries increased their estimates of ultimate losses, and management increased prior years' loss reserves accordingly.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The London Insurance Market segment's 2009 combined ratio included $108.1 million of favorable development on prior years' loss reserves, of which $84.5 million related to the 2003 to 2007 accident years. This favorable development on prior years' loss reserves occurred in a variety of programs across each of our divisions, most notably the professional liability programs in the Retail and the Professional and Financial Risks divisions. During 2009, actual incurred losses and loss adjustment expenses on reported claims for the 2003 to 2007 accident years were $39.9 million less than we expected in our actuarial analyses. As a result of this favorable experience, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years' loss reserves accordingly.

The underwriting performance for this segment may vary to a greater degree than our other segments due to Markel International's current mix of business, which includes a high percentage of catastrophe-exposed business and higher average policy limits.

*Other Insurance (Discontinued Lines) Segment*

The majority of the losses and loss adjustment expenses and the underwriting, acquisition and insurance expenses for the Other Insurance (Discontinued Lines) segment are associated with asbestos and environmental exposures or discontinued Markel International programs, most of which were discontinued upon acquisition, or shortly thereafter. Given the insignificant amount of premium earned in the Other Insurance (Discontinued Lines) segment, we evaluate this segment's underwriting performance in terms of dollars of underwriting profit or loss instead of its combined ratio.

The Other Insurance (Discontinued Lines) segment produced an underwriting profit of $4.7 million in 2011 compared to an underwriting loss of $3.1 million in 2010 and $4.7 million in 2009. In 2009, following the completion of our actuarial review of asbestos and environmental exposures, we increased loss reserves for asbestos and environmental exposures by $10.0 million, which was partially offset by favorable development of loss reserves in other discontinued lines of business.

During the third quarter of each of the past three years, we completed an in-depth, actuarial review of our asbestos and environmental exposures. During our 2011 and 2010 reviews, we determined that no adjustment to loss reserves was necessary. During our 2009 review, we increased our estimate of the number of claims that would ultimately be closed with an indemnity payment. In 2009, our actuarial estimate of the ultimate liability for asbestos and environmental loss reserves was increased, and management increased prior years' loss reserves for asbestos and environmental exposures accordingly.

Asbestos and environmental loss reserves are subject to significant uncertainty due to potential loss severity and frequency resulting from an uncertain and unfavorable legal climate. Our asbestos and environmental reserves are not discounted to present value and are forecasted to pay out over the next 50 years. We seek to establish appropriate reserve levels for asbestos and environmental exposures; however, these reserves could be subject to increases in the future. See note 8 of the notes to consolidated financial statements for further discussion of our exposures to asbestos and environmental claims.

The following tables summarize the increases (decreases) in prior years' loss reserves by segment, as discussed above.

| (dollars in millions) | Excess & Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Total |
|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | | | | |
| Professional/Products liability | **$ (87.3)** | **$ —** | **$ —** | **$ —** | **$ (87.3)** |
| Casualty | **(83.7)** | **—** | **—** | **—** | **(83.7)** |
| Mortgage-related programs | **(16.1)** | **—** | **—** | **—** | **(16.1)** |
| Markel International: 2002 & post | **—** | **—** | **(76.0)** | **—** | **(76.0)** |
| Markel International: 2001 & prior | **—** | **—** | **(18.8)** | **—** | **(18.8)** |
| Markel Specialty | **—** | **(18.2)** | **—** | **—** | **(18.2)** |
| Net other prior years' redundancy | **(40.4)** | **(9.2)** | **—** | **(4.3)** | **(53.9)** |
| DECREASE | **$ (227.5)** | **$ (27.4)** | **$ (94.8)** | **$ (4.3)** | **$ (354.0)** |

| (dollars in millions) | Excess & Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Total |
|---|---|---|---|---|---|
| | Year Ended December 31, 2010 | | | | |
| Professional/Products liability | $ (96.7) | $ — | $ — | $ — | $ (96.7) |
| Brokerage casualty | (55.4) | — | — | — | (55.4) |
| Mortgage-related programs | 29.9 | — | — | — | 29.9 |
| Markel International: medical malpractice | — | — | 35.0 | — | 35.0 |
| Markel International: 2002 & post | — | — | (119.0) | — | (119.0) |
| Markel International: 2001 & prior | — | — | (33.7) | — | (33.7) |
| Net other prior years' (redundancy) deficiency | (36.8) | (4.7) | — | 3.4 | (38.1) |
| INCREASE (DECREASE) | $ (159.0) | $ (4.7) | $ (117.7) | $ 3.4 | $ (278.0) |

| (dollars in millions) | Excess & Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Total |
|---|---|---|---|---|---|
| | Year Ended December 31, 2009 | | | | |
| Professional/Products liability | $ (97.5) | $ — | $ — | $ — | $ (97.5) |
| Markel Re | 7.4 | — | — | — | 7.4 |
| Markel International | — | — | (108.1) | — | (108.1) |
| Asbestos exposures | — | — | — | 10.0 | 10.0 |
| Net other prior years' (redundancy) deficiency | (40.7) | 0.3 | — | (6.7) | (47.1) |
| INCREASE (DECREASE) | $ (130.8) | $ 0.3 | $ (108.1) | $ 3.3 | $ (235.3) |

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Over the past three years, we have experienced favorable development on prior years' loss reserves ranging from 5% to 8% of beginning of year net loss reserves. In 2011, we experienced favorable development of $354.0 million, or 8% of beginning of year net loss reserves, compared to $278.0 million, or 6% of beginning of year net loss reserves, in 2010 and $235.3 million, or 5% of beginning of year net loss reserves, in 2009.

It is difficult for management to predict the duration and magnitude of an existing trend and, on a relative basis, it is even more difficult to predict the emergence of factors or trends that are unknown today but may have a material impact on loss reserve development. In assessing the likelihood of whether the above favorable trends will continue and whether other trends may develop, we believe that a reasonably likely movement in prior years' loss reserves during 2012 would range from a deficiency of approximately 1%, or $50 million, to a redundancy of approximately 5%, or $250 million, of December 31, 2011 net loss reserves.

## Premiums

The following table summarizes gross premium volume by segment.

| GROSS PREMIUM VOLUME | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Excess and Surplus Lines | **$ 893,427** | $ 898,409 | $ 962,702 |
| Specialty Admitted | **572,392** | 375,036 | 301,827 |
| London Insurance Market | **825,301** | 708,968 | 641,226 |
| Other Insurance (Discontinued Lines) | **131** | 54 | 138 |
| TOTAL | **$ 2,291,251** | $ 1,982,467 | $ 1,905,893 |

Excess and Surplus Lines segment gross premium volume decreased 1% in 2011 compared to 2010. The decrease in 2011 was due to a reduction in written premiums on two specialized insurance programs, one of which was exposed to losses associated with the adverse conditions in the residential mortgage market and is now in run-off. Excluding these two programs, gross premium volume in the Excess and Surplus Lines segment increased 7% in 2011. Excess and Surplus Lines segment gross premium volume decreased 7% in 2010 compared to 2009. The decrease in 2010 was primarily the result of continued competition across many of our product lines and the effects of the economic environment. Premiums for many of our product lines are based upon our insureds' revenues, gross receipts or payroll, which were negatively impacted by the depressed levels of business activity that began in 2008.

In 2010, gross premium volume in both the Excess and Surplus Lines and Specialty Admitted segments was impacted by the transfer of certain programs from the Excess and Surplus Lines segment to the Specialty Admitted segment. This transfer had no impact on total gross premium volume and was made to better align the reporting of these programs with their distribution strategy. In 2010, the Specialty Admitted segment included approximately $25 million of gross written premiums on these transferred programs.

Specialty Admitted segment gross premium volume increased 53% in 2011 compared to 2010 and increased 24% in 2010 compared to 2009. In 2011 and 2010, the Specialty Admitted segment included $226.7 million and $40.7 million, respectively, of gross written premiums from FirstComp. The increase in 2010 also was due to the transfer of certain programs from the Excess and Surplus Lines segment.

London Insurance Market segment gross premium volume increased 16% in 2011 compared to 2010. The increase in 2011 was due in part to an increase in premiums written by Elliott Special Risks (ESR), which was converted during 2010 from a managing general agent operation to a risk bearing insurance division. During 2011, gross premium volume in the London Insurance Market segment also benefitted from offering higher policy limits and an improved pricing environment in the Marine and Energy division. London Insurance Market segment gross premium volume increased 11% in 2010 compared to 2009. The increase in 2010 was due in part to our acquisition of ESR in October 2009. Foreign currency exchange rate movements did not have a significant impact on gross premium volume in 2011 or 2010.

The following table summarizes net written premiums by segment.

| NET WRITTEN PREMIUMS | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Excess and Surplus Lines | **$ 772,279** | $ 797,518 | $ 869,695 |
| Specialty Admitted | **543,213** | 348,634 | 279,266 |
| London Insurance Market | **726,359** | 622,799 | 566,046 |
| Other Insurance (Discontinued Lines) | **(13)** | 167 | (598) |
| TOTAL | **$ 2,041,838** | $ 1,769,118 | $ 1,714,409 |

Net retention of gross premium volume was 89% in both 2011 and 2010 compared to 90% in 2009. As part of our underwriting philosophy, we seek to offer products with limits that do not require significant amounts of reinsurance. We purchase reinsurance in order to reduce our retention on individual risks and enable us to write policies with sufficient limits to meet policyholder needs.

The following table summarizes earned premiums by segment.

| EARNED PREMIUMS | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Excess and Surplus Lines | **$ 756,306** | $ 809,672 | $ 940,098 |
| Specialty Admitted | **527,293** | 343,574 | 303,897 |
| London Insurance Market | **695,753** | 577,507 | 572,438 |
| Other Insurance (Discontinued Lines) | **(12)** | 168 | (598) |
| TOTAL | **$ 1,979,340** | $ 1,730,921 | $ 1,815,835 |

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Excess and Surplus Lines earned premiums decreased 7% in 2011 compared to 2010 and decreased 14% in 2010 compared to 2009. The decrease in both periods was a result of lower gross premium volume.

Specialty Admitted earned premiums increased 53% in 2011 compared to 2010 and increased 13% in 2010 compared to 2009. In 2011 and 2010, the Specialty Admitted segment included $200.8 million and $36.9 million, respectively, of earned premiums from FirstComp. The increase in 2010 also was due to the transfer of certain programs from the Excess and Surplus Lines segment.

London Insurance Market earned premiums increased 20% in 2011 compared to 2010 and increased 1% in 2010 compared to 2009. The increase in both periods was primarily a result of higher gross premium volume. Foreign currency exchange rate movements did not have a significant impact on earned premiums in 2011 or 2010.

## Investing Results

Our business strategy recognizes the importance of both consistent underwriting and operating profits and superior investment returns to build shareholder value. We rely on sound underwriting practices to produce investable funds while minimizing underwriting risk. We believe it is important to evaluate investment performance by measuring total investment return. Total investment return includes items that impact net income, such as net investment income and realized investment gains or losses, as well as changes in unrealized gains or losses, which do not impact net income. We focus on long-term total investment return, understanding that the level of realized and unrealized investment gains or losses may vary from one period to the next. Taxable equivalent total investment return provides a measure of investment performance that considers the yield of both taxable and tax-exempt investments on an equivalent basis.

Our investment results over the past three years were impacted by the considerable dislocation of global financial markets that began in 2008 and included the worst declines in the U.S. equity markets since the Great Depression, which were followed by significant recoveries beginning in the latter half of 2009. During 2009, we increased our holdings of short-term investments and cash and cash equivalents and also shifted the allocation of our fixed maturity portfolio from corporate bonds to government and municipal bonds. In addition, as bonds matured, we reinvested a portion of the proceeds in short-term investments. During 2010, given the improvement in the financial markets over the latter half of 2009 and continuing into 2010, we increased our purchases of fixed maturities and equity securities and gradually shifted our investment portfolio's allocation from short-term investments and cash and cash equivalents to higher yielding investment securities. During 2011, we increased our holdings of short-term investments and cash and cash equivalents and purchased less fixed maturities compared to 2010. In the current market environment, we have chosen to take a more defensive posture, earning slightly lower investment yields in order to maintain a high level of liquidity and have flexibility in how we allocate capital. Equity securities represented 21% of our invested assets at both December 31, 2011 and 2010. At December 31, 2011, short-term investments and cash and cash equivalents represented 15% of our invested assets compared to 13% at December 31, 2010.

The following table summarizes our investment performance.

| (dollars in thousands) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Net investment income | $ **263,676** | $ 272,530 | $ 259,809 |
| Net realized investment gains (losses) | $ **35,857** | $ 36,362 | $ (96,100) |
| Change in net unrealized gains on investments | $ **182,722** | $ 243,736 | $ 566,670 |
| Investment yield[1] | **3.6%** | 3.8% | 3.8% |
| Taxable equivalent total investment return, before foreign currency effect | **6.7%** | 8.1% | 11.7% |
| Taxable equivalent total investment return[2] | **6.5%** | 7.9% | 13.2% |
| Invested assets, end of year | $ **8,728,147** | $ 8,223,796 | $ 7,848,673 |

[1] Investment yield reflects net investment income as a percentage of average invested assets.

[2] Taxable equivalent total investment return includes net investment income, realized investment gains or losses, the change in fair value of the investment portfolio and the effect of foreign currency exchange rate movements during the period as a percentage of average invested assets. Tax-exempt interest and dividend payments are grossed up using the U.S. corporate tax rate to reflect an equivalent taxable yield.

Investments and cash and cash equivalents (invested assets) increased 6% in 2011. The increase in the investment portfolio in 2011 was primarily due to an increase in net unrealized gains on investments of $182.7 million and cash flows from operations of $311.3 million. Invested assets increased 5% in 2010. The increase in the investment portfolio in 2010 was primarily due to an increase in net unrealized gains on investments of $243.7 million and cash flows from operations of $223.3 million.

Net investment income decreased 3% in 2011, which was primarily due to an adverse change in the fair value of our credit default swap. The decrease in net investment income in 2011 also was attributable to a decline in investment yields as we increased our allocation to short-term investments and cash and cash equivalents. The impact of lower investment yields during 2011 was partially offset by having higher invested assets in 2011 compared to 2010. Net investment income increased 5% in 2010, which was primarily due to having higher average invested assets and dividend income compared to 2009.

Net investment income in 2011 included an adverse change in the fair value of our credit default swap of $4.1 million. Net investment income in 2010 and 2009 included favorable changes in the fair value of our credit default swap of $1.7 million and $3.0 million, respectively. The fair value of the credit default swap was $29.3 million and $25.2 million at December 31, 2011 and December 31, 2010, respectively.

Net realized investment gains were $35.9 million and $36.4 million in 2011 and 2010, respectively, compared to net realized investment losses of $96.1 million in 2009. Net realized investment gains (losses) include both gains (losses) from sales of securities and losses from write downs for other-than-temporary declines in the estimated fair value of investments. In 2011, net realized investment gains included $20.2 million of write downs for other-than-temporary declines in the estimated fair value of investments compared to $12.2 million and $90.0 million in 2010 and 2009, respectively. In 2011 and 2010, net realized investment gains were primarily related to equity securities and fixed maturities that were sold because of tax planning strategies or our decision to reallocate capital to other equity securities and fixed maturities with greater potential for long-term investment returns.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net realized investment gains in 2011 and 2010 included $0.5 million and $1.5 million, respectively, of realized losses from sales of fixed maturities and equity securities. In 2009, net realized investment losses included $25.3 million of realized losses from sales of fixed maturities and equity securities. Proceeds received on securities sold at a loss were $18.5 million in 2011, $36.0 million in 2010 and $124.2 million in 2009.

Approximately 87% of the gross realized losses in 2011 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2011 included $20.2 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to 18 equity securities and five fixed maturities.

Approximately 84% of the gross realized losses in 2010 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2010 included $12.2 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to eight equity securities, four fixed maturities and four real estate investments.

Approximately 69% of the gross realized losses in 2009 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2009 included $90.0 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to 29 equity securities, 15 fixed maturities and two investments in affiliates.

Write downs for other-than-temporary declines in the estimated fair value of investments for 2009 included write downs related to our equity holdings in General Electric Company and United Parcel Service, Inc. of $21.0 million and $9.5 million, respectively. Given the extent to which the fair value of these equity securities was below cost and management's belief that these securities were unlikely to recover in the near term, the decline in fair value for these securities was deemed other-than-temporary and was recognized in net income. Write downs for other-than-temporary declines in the estimated fair value of investments for 2009 also included a $20.5 million write down related to our investment in First Market Bank due to an anticipated merger with Union Bankshares Corporation that was expected to reduce the value of our investment. In the first quarter of 2010, this merger was completed and did not result in a material adjustment to net income.

In 2011, net unrealized gains on investments increased $182.7 million due to an increase in the estimated fair value of our fixed maturity portfolio as a result of a decline in interest rates during 2011. In 2010 and 2009, net unrealized gains on investments increased $243.7 million and $566.7 million, respectively, due to increases in the estimated fair value of both our fixed maturity and equity portfolios as a result of improved financial market conditions during the latter half of 2009 and 2010.

We complete a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. At December 31, 2011, we held securities with gross unrealized losses of $17.7 million, or less than 1% of invested assets. All securities with unrealized losses were reviewed, and we believe that there were no other securities with indications of declines in estimated fair value that were other-than-temporary at December 31, 2011. However, given the volatility in the debt and equity markets, we caution readers that further declines in fair value could be significant and may result in additional other-than-temporary impairment charges in future periods. Variability in the timing of realized and unrealized gains and losses is to be expected. See note 2(b) of the notes to consolidated financial statements for further discussion of unrealized losses.

## Non-Insurance Operations (Markel Ventures)

Our non-insurance operations, which we refer to collectively as Markel Ventures, are comprised of a diverse portfolio of industrial and service companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a retail intelligence services company and a manager of behavioral health programs. In July 2011, we acquired PartnerMD, LLC, a privately held company headquartered in Richmond, Virginia that provides concierge medical and executive health services. In September 2011, we acquired Baking Technology Systems, Inc. (BAKE-TECH), a privately held company based in Tucker, Georgia that supplies ovens and other related equipment to high-speed bread and bun bakeries. In October 2011, we acquired an 83% controlling interest in WI Holdings Inc. (Weldship), a privately held company based in Bethlehem, Pennsylvania that manufactures and leases high-pressure trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids.

We consolidate our non-insurance operations on a one-month lag. Operating revenues and expenses associated with our non-insurance operations are included in other revenues and other expenses in the consolidated statements of income and comprehensive income. Revenues from our non-insurance operations were $317.5 million, $166.5 million and $85.7 million in 2011, 2010 and 2009, respectively. Net income to shareholders from our non-insurance operations was $7.7 million, $4.2 million and $1.1 million in 2011, 2010 and 2009, respectively. Revenues and net income to shareholders from our non-insurance operations increased in 2011 compared to 2010 primarily due to our acquisitions of RD Holdings, LLC and Diamond Healthcare Corporation in late 2010. Revenues and net income to shareholders from our non-insurance operations increased in 2010 compared to 2009 primarily due to our acquisitions of Ellicott Dredge Enterprises, LLC and Panel Specialists, Inc. in late 2009.

## Interest Expense and Income Taxes

Interest expense was $86.3 million in 2011 compared to $73.7 million in 2010 and $54.0 million in 2009. The increase in interest expense in 2011 compared to 2010 was due in part to our $250 million issuance of 5.35% unsecured senior notes in June 2011. The increase in interest expense in 2010 compared to 2009 was primarily due to our $350 million issuance of 7.125% unsecured senior notes in September 2009.

The effective tax rate was 22% in 2011, which differs from the statutory tax rate of 35% primarily as a result of tax-exempt investment income. The effective tax rate was 9% in 2010, which included tax benefits associated with our foreign operations. Before considering the tax benefits related to foreign operations, the effective tax rate in 2010 was 22%, which differs from the statutory tax rate of 35% primarily as a result of tax-exempt investment income. The effective tax rate in 2010 included an 11% income tax benefit related to foreign operations as a result of a change in our plans regarding the amount of earnings considered indefinitely reinvested in foreign subsidiaries. The income tax benefit in 2009 was 2% of income before income taxes, which included tax benefits associated with our foreign operations. Before considering the tax benefits related to foreign operations, the effective tax rate in 2009 was 19%, which differs from the statutory tax rate of 35% primarily as a result of tax-exempt investment income. The effective tax rate in 2009 included a 17% income tax benefit that resulted from a one-time tax benefit related to a change in United Kingdom tax law that became effective in the third quarter of 2009.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

With few exceptions, we are no longer subject to income tax examination by tax authorities for years ended before January 1, 2008. See note 7 of the notes to consolidated financial statements for a discussion of factors affecting the realization of our gross deferred tax assets and unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in our income tax returns.

## Comprehensive Income to Shareholders

Comprehensive income to shareholders was $251.9 million, $430.6 million and $591.0 million in 2011, 2010 and 2009, respectively. Comprehensive income to shareholders for 2011 included an increase in net unrealized gains on investments, net of taxes, of $123.4 million and net income to shareholders of $142.0 million. Comprehensive income to shareholders for 2010 included an increase in net unrealized gains on investments, net of taxes, of $163.5 million and net income to shareholders of $266.8 million. Comprehensive income to shareholders for 2009 included an increase in net unrealized gains on investments, net of taxes, of $374.4 million and net income to shareholders of $201.6 million.

## Claims and Reserves

We maintain reserves for specific claims incurred and reported, reserves for claims incurred but not reported and reserves for uncollectible reinsurance. Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

The first line of the following table shows our net reserves for losses and loss adjustment expenses adjusted for commutations, foreign currency movements and other items. This adjustment is accomplished by revising the reserves for losses and loss adjustment expenses as originally estimated at the end of each year and all prior years for reserves either reassumed from reinsurers or ceded back to cedents through reinsurance commutation agreements. Adjustments also are made for the effects of changes in foreign currency rates since the reserves for losses and loss adjustment expenses were originally estimated. Net reserves for losses and loss adjustment expenses of acquired insurance companies are included in the year of acquisition.

The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. For example, the liability for losses and loss adjustment expenses at the end of 2006 for 2006 and all prior years, adjusted for commutations, foreign currency movements and other items, was originally estimated to be $4,283.0 million. Five years later, as of December 31, 2011, this amount was re-estimated to be $3,444.3 million, of which $2,201.5 million had been paid, leaving a reserve of $1,242.8 million for losses and loss adjustment expenses for 2006 and prior years remaining unpaid as of December 31, 2011.

The following table represents the development of reserves for losses and loss adjustment expenses for the period 2001 through 2011.

| *(dollars in millions)* | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net reserves, end of year, adjusted for commutations, foreign currency movements and other** | **$ 2,482.1** | **2,955.8** | **3,415.2** | **3,826.0** | **4,183.4** | **4,283.0** | **4,331.7** | **4,548.0** | **4,530.9** | **4,592.8** | **4,607.8** |
| Paid (cumulative) as of: | | | | | | | | | | | |
| One year later | 647.7 | 702.1 | 679.6 | 717.2 | 799.5 | 783.8 | 727.6 | 759.5 | 796.1 | **898.3** | |
| Two years later | 1,169.7 | 1,214.1 | 1,194.1 | 1,256.5 | 1,375.4 | 1,312.1 | 1,270.8 | 1,364.8 | **1,417.0** | | |
| Three years later | 1,536.2 | 1,615.7 | 1,597.8 | 1,667.4 | 1,752.4 | 1,689.6 | 1,686.3 | **1,841.0** | | | |
| Four years later | 1,840.2 | 1,932.5 | 1,914.7 | 1,932.9 | 2,018.2 | 1,994.1 | **1,983.9** | | | | |
| Five years later | 2,065.6 | 2,171.6 | 2,105.6 | 2,114.0 | 2,243.3 | **2,201.5** | | | | | |
| Six years later | 2,252.0 | 2,317.7 | 2,235.8 | 2,293.2 | **2,406.5** | | | | | | |
| Seven years later | 2,359.3 | 2,418.7 | 2,382.1 | **2,418.4** | | | | | | | |
| Eight years later | 2,432.4 | 2,537.0 | **2,487.4** | | | | | | | | |
| Nine years later | 2,515.1 | **2,624.5** | | | | | | | | | |
| Ten years later | **2,580.1** | | | | | | | | | | |
| Reserves re-estimated as of: | | | | | | | | | | | |
| One year later | 2,613.7 | 3,084.3 | 3,449.1 | 3,775.4 | 4,051.0 | 4,085.7 | 4,167.9 | 4,312.7 | 4,252.8 | **4,238.8** | |
| Two years later | 2,794.9 | 3,268.7 | 3,469.7 | 3,620.8 | 3,900.7 | 3,946.7 | 3,932.5 | 4,075.8 | **3,909.6** | | |
| Three years later | 3,038.2 | 3,343.9 | 3,405.2 | 3,536.2 | 3,796.8 | 3,759.4 | 3,718.2 | **3,811.1** | | | |
| Four years later | 3,156.9 | 3,331.1 | 3,401.5 | 3,508.3 | 3,687.2 | 3,598.7 | **3,516.9** | | | | |
| Five years later | 3,164.6 | 3,363.8 | 3,421.7 | 3,462.0 | 3,575.2 | **3,444.3** | | | | | |
| Six years later | 3,200.0 | 3,405.0 | 3,397.6 | 3,379.8 | **3,460.8** | | | | | | |
| Seven years later | 3,248.2 | 3,407.2 | 3,341.6 | **3,296.6** | | | | | | | |
| Eight years later | 3,255.5 | 3,376.1 | **3,288.3** | | | | | | | | |
| Nine years later | 3,225.2 | **3,340.4** | | | | | | | | | |
| Ten years later | **3,191.4** | | | | | | | | | | |
| **Net cumulative redundancy (deficiency)** | **$ (709.3)** | **(384.6)** | **126.9** | **529.4** | **722.6** | **838.7** | **814.8** | **736.9** | **621.3** | **354.0** | |
| Cumulative % | (29%) | (13%) | 4% | 14% | 17% | 20% | 19% | 16% | 14% | 8% | |
| Gross reserves, end of year, adjusted for commutations, foreign currency movements and other | $ 3,707.8 | 4,339.8 | 4,786.3 | 5,211.9 | 5,975.3 | 5,408.0 | 5,296.2 | 5,536.8 | 5,375.0 | 5,377.1 | 5,398.9 |
| Reinsurance recoverable, adjusted for commutations, foreign currency movements and other | 1,225.7 | 1,384.0 | 1,371.1 | 1,385.9 | 1,791.9 | 1,125.0 | 964.5 | 988.8 | 844.1 | 784.3 | 791.1 |
| **Net reserves, end of year, adjusted for commutations, foreign currency movements and other** | **$ 2,482.1** | **2,955.8** | **3,415.2** | **3,826.0** | **4,183.4** | **4,283.0** | **4,331.7** | **4,548.0** | **4,530.9** | **4,592.8** | **4,607.8** |
| Gross re-estimated reserves | 4,851.7 | 4,801.2 | 4,584.6 | 4,495.1 | 5,043.9 | 4,404.0 | 4,336.6 | 4,671.9 | 4,674.3 | 4,983.6 | |
| Re-estimated recoverable | 1,660.3 | 1,460.8 | 1,296.3 | 1,198.5 | 1,583.1 | 959.7 | 819.7 | 860.8 | 764.7 | 744.8 | |
| **Net re-estimated reserves** | **$ 3,191.4** | **3,340.4** | **3,288.3** | **3,296.6** | **3,460.8** | **3,444.3** | **3,516.9** | **3,811.1** | **3,909.6** | **4,238.8** | |
| **Gross cumulative redundancy (deficiency)** | **$(1,143.9)** | **(461.4)** | **201.7** | **716.8** | **931.4** | **1,004.0** | **959.6** | **864.9** | **700.7** | **393.5** | |

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net cumulative redundancy (deficiency) represents the change in the estimate from the original balance sheet date to the date of the current estimate. For example, the liability for losses and loss adjustment expenses developed an $838.7 million redundancy from December 31, 2006 to December 31, 2011. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table. Gross cumulative redundancy (deficiency) is presented before deductions for reinsurance. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance. The net and gross cumulative redundancies as of December 31, 2011 for 2010 and prior years were primarily due to redundancies that developed during 2011 at Markel International and on our professional and products liability and casualty programs within the Excess and Surplus Lines segment on the 2003 to 2010 accident years. See "Underwriting Results" for further discussion of changes in prior years' loss reserves.

See note 8 of the notes to consolidated financial statements and the discussion under "Critical Accounting Estimates" for a discussion of estimates and assumptions related to the reserves for losses and loss adjustment expenses.

## Liquidity and Capital Resources

We seek to maintain prudent levels of liquidity and financial leverage for the protection of our policyholders, creditors and shareholders. Our target capital structure includes approximately 30% debt. Our debt to total capital ratio was 27% at December 31, 2011 and 24% at December 31, 2010. From time to time, our debt to total capital ratio may increase due to business opportunities that may be financed in the short term with debt. Alternatively, our debt to total capital ratio may fall below our target capital structure, which provides us with additional borrowing capacity to respond when future opportunities arise.

At December 31, 2011, our holding company (Markel Corporation) held $1,158.7 million of invested assets, which approximated 15 times annual interest expense of the holding company, compared to $885.6 million of invested assets at December 31, 2010. In order to maintain prudent levels of liquidity, we seek to maintain invested assets at Markel Corporation of at least two times annual interest expense. The excess liquidity at Markel Corporation is available to increase capital at our insurance subsidiaries, complete acquisitions, repurchase shares of our common stock or retire debt.

In October 2010, we completed our acquisition of Aspen Holdings, Inc. (Aspen). As part of the consideration for this acquisition, Aspen shareholders received contingent value rights that may result in the payment of additional cash consideration depending, among other things, upon the development of FirstComp's loss reserves and loss sensitive profit commissions over time. Based on current expectations, we believe that it is unlikely that any contingent consideration will be paid related to the contingent value rights.

Our Board of Directors has approved the repurchase of up to $200 million of common stock under a share repurchase program (the Program). Under the Program, we may repurchase outstanding shares of common stock from time to time, primarily through open-market transactions. The Program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2011, we had repurchased 118,056 shares of our common stock at a cost of $44.6 million under the Program.

Our insurance operations collect premiums and pay claims, reinsurance costs and operating expenses. Premiums collected and positive cash flows from the insurance operations are invested primarily in short-term investments and long-term fixed maturities. Short-term investments held by our insurance subsidiaries provide liquidity for projected claims, reinsurance costs and operating expenses. As a holding company, Markel Corporation receives cash from its subsidiaries as reimbursement for operating and other administrative expenses it incurs. The reimbursements are made within the guidelines of various management agreements between the holding company and its subsidiaries.

The holding company has historically relied upon dividends from its domestic subsidiaries to meet debt service obligations. Under the insurance laws of the various states in which our domestic insurance subsidiaries are incorporated, an insurer is restricted in the amount of dividends it may pay without prior approval of regulatory authorities. At December 31, 2011, our domestic insurance subsidiaries could pay dividends of $222.2 million during the following twelve months under these laws.

There are also regulatory restrictions on the amount of dividends that our foreign insurance subsidiaries may pay. We must provide 14 days advance notice to the Financial Services Authority before receiving dividends from MIICL. In addition, our foreign insurance subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose. At December 31, 2011, earnings of our foreign subsidiaries are considered reinvested indefinitely. At December 31, 2011, cash and cash equivalents and short-term investments of $332.5 million were held by our foreign subsidiaries and will not be made available for distributions to the holding company. We do not expect the amount of cash and cash equivalents and short-term investments that are considered reinvested indefinitely to have a material effect on our liquidity or capital resources.

Net cash provided by operating activities was $311.3 million, $223.3 million and $282.5 million in 2011, 2010 and 2009. The increase in 2011 compared to 2010 was due to higher cash flows from underwriting activities in the Specialty Admitted segment. The decrease in 2010 compared to 2009 was due to lower cash flows from underwriting activities in the Excess and Surplus Lines segment and the receipt, in 2009, of $33.6 million related to our 2008 federal income tax refund.

Net cash used by investing activities was $474.3 million, $283.3 million and $333.7 million in 2011, 2010 and 2009, respectively. During 2011, we increased our holdings of short-term investments and cash and cash equivalents and purchased less fixed maturities compared to 2010. In the current market environment, we have chosen to take a more defensive posture, earning slightly lower investment yields in order to maintain a high level of liquidity and have flexibility in how we allocate capital. We also are planning for increased claims settlement activity resulting from the higher than expected amount of catastrophe losses incurred during 2011. During 2010, given the improvement in the financial markets over the latter half of 2009 and continuing into 2010, we increased our purchases of fixed maturities and equity securities and gradually shifted our investment portfolio's allocation from short-term investments and cash and cash equivalents to higher yielding investment securities. Net cash used by investing activities included $120.1 million, $214.2 million and $154.9 million of cash, net of cash acquired, used to complete acquisitions in 2011, 2010 and 2009, respectively. See note 21 of the notes to consolidated financial statements for a discussion of acquisitions.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Invested assets increased to $8.7 billion at December 31, 2011 from $8.2 billion at December 31, 2010. Net unrealized gains on investments, net of taxes, were $704.7 million at December 31, 2011 compared to $581.3 million at December 31, 2010. The increase in net unrealized gains on investments, net of taxes, in 2011 was primarily due to an increase in the estimated fair value of our fixed maturity portfolio as a result of a decline in interest rates during 2011. Equity securities were $1.9 billion, or 21% of invested assets, at December 31, 2011 compared to $1.7 billion, or 21% of invested assets, at December 31, 2010. See note 2(h) of the notes to consolidated financial statements for a discussion of restricted assets.

Net cash provided by financing activities was $194.6 million in 2011 compared to net cash used by financing activities of $45.6 million in 2010 and net cash provided by financing activities of $251.6 million in 2009. During 2011, we received net proceeds of $247.9 million associated with the issuance of $250 million of 5.35% unsecured senior notes due June 1, 2021, which will be used for general corporate purposes, including acquisitions, and may be used to repay other of our outstanding debt. During 2011 and 2010, cash of $42.9 million and $45.2 million, respectively, was used to repurchase shares of our common stock. During 2009, we received net proceeds of $347.2 million associated with the issuance of $350 million of 7.125% unsecured senior notes due September 30, 2019, and we repaid $150 million of borrowings that were outstanding under our $375 million revolving credit facility.

In recent years, we have completed numerous reinsurance commutations, which involve the termination of ceded or assumed reinsurance contracts. Our commutation strategy related to ceded reinsurance contracts is to reduce credit exposure and eliminate administrative expenses associated with the run-off of reinsurance placed with certain reinsurers. Our commutation strategy related to assumed reinsurance contracts is to reduce our loss exposure to long-tailed liabilities assumed under reinsurance agreements entered into prior to our acquisition of Markel International. We will continue to pursue commutations when we believe they meet our objectives.

We have credit risk to the extent any of our reinsurers are unwilling or unable to meet their obligations under our reinsurance agreements. We attempt to minimize credit exposure to reinsurers through adherence to internal reinsurance guidelines. We monitor changes in the financial conditions of our reinsurers, and we assess our concentration of credit risk on a regular basis. At December 31, 2011, our reinsurance recoverable balance for the ten largest reinsurers was $642.8 million, representing 72% of our consolidated balance, before considering allowances for bad debts. All of our ten largest reinsurers were rated "A" or better by A.M. Best. We are the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $223.2 million at December 31, 2011, collateralizing reinsurance recoverable balances due from our ten largest reinsurers. See note 13 of the notes to consolidated financial statements for further discussion of reinsurance recoverables and exposures. While we believe that reinsurance recoverable balances are collectible, deterioration in reinsurers' ability to pay or collection disputes could adversely affect our operating cash flows, financial position and results of operation.

The following table reconciles case reserves and IBNR reserves, by segment, to unpaid losses and loss adjustment expenses reported on our consolidated balance sheets.

| *(dollars in thousands)* | Excess & Surplus Lines | Specialty Admitted | London Insurance Market | Other Insurance (Discontinued Lines) | Consolidated |
|---|---|---|---|---|---|
| **December 31, 2011** | | | | | |
| Case reserves | **$ 639,302** | **237,114** | **989,981** | **279,066** | **$ 2,145,463** |
| IBNR reserves | **1,595,916** | **480,528** | **991,914** | **185,048** | **3,253,406** |
| TOTAL | **$ 2,235,218** | **717,642** | **1,981,895** | **464,114** | **$ 5,398,869** |
| December 31, 2010 | | | | | |
| Case reserves | $ 706,624 | 201,403 | 903,015 | 297,401 | $ 2,108,443 |
| IBNR reserves | 1,736,363 | 427,372 | 917,384 | 208,844 | 3,289,963 |
| TOTAL | $ 2,442,987 | 628,775 | 1,820,399 | 506,245 | $ 5,398,406 |

Unpaid losses and loss adjustment expenses were $5.4 billion at both December 31, 2011 and 2010. The decrease in the Excess and Surplus Lines segment's loss reserves in 2011 was primarily due to having more favorable development of prior years' loss reserves. The increase in the London Insurance Market segment's loss reserves in 2011 was primarily due to having higher losses from natural catastrophes. See note 8 of the notes to consolidated financial statements and "Critical Accounting Estimates" for a discussion of estimates and assumptions related to unpaid losses and loss adjustment expenses.

The following table summarizes our contractual cash payment obligations at December 31, 2011.

| | | Payments Due by Period[1] | | | |
|---|---|---|---|---|---|
| *(dollars in thousands)* | **Total** | Less than 1 year | 1-3 years | 4-5 years | More than 5 years |
| Senior long-term debt and other debt[2] | **$ 2,436,154** | 96,192 | 425,709 | 161,790 | 1,752,463 |
| Operating leases | **131,428** | 21,460 | 42,277 | 32,503 | 35,188 |
| Unpaid losses and loss adjustment expenses (estimated) | **5,398,869** | 1,268,650 | 1,696,023 | 968,898 | 1,465,298 |
| TOTAL | **$ 7,966,451** | 1,386,302 | 2,164,009 | 1,163,191 | 3,252,949 |

[1] See notes 8, 9 and 14 of the notes to consolidated financial statements for further discussion of these obligations.

[2] Amounts include interest.

Senior long-term debt and other debt, excluding unamortized discount, was $1.3 billion and $1.0 billion at December 31, 2011 and 2010, respectively. On September 23, 2011, we entered into an amended and restated revolving credit facility, which provides $150 million of capacity for working capital and other general corporate purposes. The capacity of the revolving credit facility may be increased to $300 million subject to certain terms and conditions. This facility replaced our previous $270 million revolving credit facility and expires in September 2015. We had no borrowings outstanding related to revolving credit facilities during 2011.

We were in compliance with all covenants contained in our revolving credit facility at December 31, 2011. To the extent that we are not in compliance with our covenants, our access to the credit facility could be restricted. While we believe this to be unlikely, the inability to access the credit facility could adversely affect our liquidity. See note 9 of the notes to consolidated financial statements for further discussion of our revolving credit facility.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Reserves for unpaid losses and loss adjustment expenses represent future contractual obligations associated with insurance and reinsurance contracts issued to our policyholders. Information presented in the table of contractual cash payment obligations is an estimate of our future payment of claims as of December 31, 2011. Payment patterns for losses and loss adjustment expenses were generally based upon paid development factors over the past 10 years for each of our insurance subsidiaries. Each claim is settled individually based upon its merits and certain claims may take years to settle, especially if legal action is involved. The actual cash payments for settled claims will vary, possibly significantly, from the estimates shown in the preceding table.

At December 31, 2011, we had unrecognized tax benefits of $19.6 million related to uncertain tax positions. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with our unrecognized tax benefits, we are unable to make a reasonably reliable estimate of the amount and period in which any liabilities might be paid. See note 7 of the notes to consolidated financial statements for further discussion of our expectations regarding changes in unrecognized tax benefits during 2012.

At December 31, 2011, we had $1.8 billion of invested assets held in trust or on deposit for the benefit of policyholders, reinsurers or banks in the event of a default on our obligations. These invested assets and the related liabilities are included on our consolidated balance sheet. See note 2(h) of the notes to consolidated financial statements for further discussion of restrictions over our invested assets.

Our insurance operations require capital to support premium writings, and we remain committed to maintaining adequate capital and surplus at each of our insurance subsidiaries. The National Association of Insurance Commissioners (NAIC) developed a model law and risk-based capital formula designed to help regulators identify domestic property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, a domestic insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. At December 31, 2011, the capital and surplus of each of our domestic insurance subsidiaries was above the minimum regulatory thresholds.

Capital adequacy of our international insurance subsidiaries is regulated by the Financial Services Authority. At December 31, 2011, the capital and surplus of each of our international insurance subsidiaries was above the minimum regulatory thresholds.

We have access to various capital sources, including dividends from certain of our insurance subsidiaries, holding company invested assets, undrawn capacity under our revolving credit facility and access to the debt and equity capital markets. We believe that we have sufficient liquidity to meet our capital needs.

## Market Risk Disclosures

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Historically, our primary market risks have been equity price risk associated with investments in equity securities, interest rate risk associated with investments in fixed maturities and foreign currency exchange rate risk associated with our international operations. We have no material commodity risk.

Credit risk is the potential loss resulting from adverse changes in an issuer's ability to repay its debt obligations. General concern exists about the number of municipalities experiencing financial difficulties in light of the adverse economic conditions experienced over the past several years. We manage the exposure to credit risk in our municipal bond portfolio by investing in high quality securities and by diversifying our holdings, which are typically either general obligation or revenue bonds related to essential products and services.

We monitor our portfolio to ensure that credit risk does not exceed prudent levels. We have consistently invested in high credit quality, investment grade securities. Our fixed maturity portfolio has an average rating of "AA," with approximately 95% rated "A" or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2011, less than 1% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

Our fixed maturity portfolio includes securities issued by foreign governments. General concern exists about the financial difficulties facing certain European countries in light of the adverse economic conditions experienced over the past several years. We monitor developments in foreign countries, currencies and issuers that could pose risks to our fixed maturity portfolio, including ratings downgrades, political and financial changes and the widening of credit spreads. We believe that our fixed maturity portfolio is highly diversified and is comprised of high quality securities.

We obtain information from news services, rating agencies and various financial market participants to assess potential negative impacts on a country or company's financial risk profile. We analyze concentrations within our fixed maturity portfolio by country, currency and issuer, which allows us to assess our level of diversification with respect to these exposures, reduce troubled exposures should they occur and mitigate any future financial distress that these exposures could cause. The following tables present the estimated fair values of foreign exposures included in our fixed maturity portfolio.

| | December 31, 2011 | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | Sovereign | Non-Sovereign Financial Institutions | Non-Sovereign Non-Financial Institutions | Total |
| European exposures: | | | | |
| Portugal, Ireland, Italy, Greece and Spain | $ 13,763 | $ 37,645 | $ 2,502 | $ 53,910 |
| Eurozone (excluding Portugal, Ireland, Italy, Greece and Spain) | 153,487 | 183,223 | 136,710 | 473,420 |
| Supranationals | — | 136,777 | — | 136,777 |
| Other European exposures (excluding Eurozone) | 6,405 | 41,532 | 72,307 | 120,244 |
| Total European exposures | 173,655 | 399,177 | 211,519 | 784,351 |
| All other foreign (non-European) exposures | 443,159 | 82,976 | 80,812 | 606,947 |
| Total foreign exposures | $ 616,814 | $ 482,153 | $ 292,331 | $ 1,391,298 |

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

| | December 31, 2010 | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | Sovereign | Non-Sovereign Financial Institutions | Non-Sovereign Non-Financial Institutions | Total |
| European exposures: | | | | |
| Portugal, Ireland, Italy, Greece and Spain | $ 44,119 | $ 37,935 | $ 2,685 | $ 84,739 |
| Eurozone (excluding Portugal, Ireland, Italy, Greece and Spain) | 118,655 | 154,613 | 152,413 | 425,681 |
| Supranationals | — | 140,749 | — | 140,749 |
| Other European exposures (excluding Eurozone) | 6,604 | 35,630 | 71,772 | 114,006 |
| Total European exposures | 169,378 | 368,927 | 226,870 | 765,175 |
| All other foreign (non-European) exposures | 306,352 | 101,148 | 93,238 | 500,738 |
| Total foreign exposures | $ 475,730 | $ 470,075 | $ 320,108 | $ 1,265,913 |

The estimated fair value of our investment portfolio at December 31, 2011 was $8.7 billion, 79% of which was invested in fixed maturities, short-term investments and cash and cash equivalents and 21% of which was invested in equity securities. At December 31, 2010, the estimated fair value of our investment portfolio was $8.2 billion, 79% of which was invested in fixed maturities, short-term investments and cash and cash equivalents and 21% of which was invested in equity securities.

Our fixed maturities, equity securities and short-term investments are recorded at fair value, which is measured based upon quoted prices in active markets, if available. We determine fair value for these investments after considering various sources of information, including information provided by a third party pricing service. The pricing service provides prices for substantially all of our fixed maturities and equity securities. In determining fair value, we generally do not adjust the prices obtained from the pricing service. We obtain an understanding of the pricing service's valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. We validate prices provided by the pricing service by reviewing prices from other pricing sources and analyzing pricing data in certain instances.

## Equity Price Risk

We invest a portion of shareholder funds in equity securities, which have historically produced higher long-term returns relative to fixed maturities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to hold these investments over the long term and focus on long-term total investment return, understanding that the level of unrealized gains or losses on investments may vary from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes. See note 2(a) of the notes to consolidated financial statements for disclosure of gross unrealized gains and losses by investment category.

At December 31, 2011, our equity portfolio was concentrated in terms of the number of issuers and industries. Such concentrations can lead to higher levels of price volatility. At December 31, 2011, our ten largest equity holdings represented $955.5 million, or 51%, of the equity portfolio. Investments in the property and casualty insurance industry represented $397.3 million, or 21%, of our equity portfolio at December 31, 2011. Our investments in the property and casualty insurance industry included a $221.2 million investment in the common stock of Berkshire Hathaway Inc., a company whose subsidiaries engage in a number of diverse business activities in addition to insurance. We have investment guidelines that set limits on the amount of equity securities our insurance subsidiaries can hold.

The following table summarizes our equity price risk and shows the effect of a hypothetical 35% increase or decrease in market prices as of December 31, 2011 and 2010. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

| *(dollars in millions)* | Estimated Fair Value | Hypothetical Price Change | Estimated Fair Value after Hypothetical Change in Prices | Estimated Hypothetical Percentage Increase (Decrease) in Shareholders' Equity |
|---|---|---|---|---|
| As of December 31, 2011 | | | | |
| Equity Securities | $ 1,874 | 35% increase | $ 2,530 | 13.0% |
| | | 35% decrease | 1,218 | (13.0) |
| As of December 31, 2010 | | | | |
| Equity Securities | $ 1,722 | 35% increase | $ 2,325 | 12.5% |
| | | 35% decrease | 1,119 | (12.5) |

## Interest Rate Risk

Our fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases, respectively, in the fair value of these financial instruments.

The majority of our investable assets come from premiums paid by policyholders. These funds are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. The fixed maturity portfolio, including short-term investments and cash and cash equivalents, has an average duration of 3.3 years and an average rating of "AA." See note 2(c) of the notes to consolidated financial statements for disclosure of contractual maturity dates of our fixed maturity portfolio. The changes in the estimated fair value of the fixed maturity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed maturity portfolio. The effective duration of the fixed maturity portfolio is managed with consideration given to the estimated duration of our liabilities. We have investment guidelines that limit the maximum duration and maturity of the fixed maturity portfolio.

We use a commercially available model to estimate the effect of interest rate risk on the fair values of our fixed maturity portfolio and borrowings. The model estimates the impact of interest rate changes on a wide range of factors including duration, prepayment, put options and call options. Fair values are estimated based on the net present value of cash flows, using a representative set of possible future interest rate scenarios. The model requires that numerous assumptions be made about the future. To the extent that any of the assumptions are invalid, incorrect estimates could result. The usefulness of a single point-in-time model is limited, as it is unable to accurately incorporate the full complexity of market interactions.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2011 and 2010. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

| *(dollars in millions)* | Estimated Fair Value | Hypothetical Change in Interest Rates (bp=basis points) | Estimated Fair Value after Hypothetical Change in Interest Rates | Hypothetical Percentage Increase (Decrease) in Fair Value of Fixed Maturities | Hypothetical Percentage Increase (Decrease) in Shareholders' Equity |
|---|---|---|---|---|---|
| **FIXED MATURITY INVESTMENTS** | | | | | |
| As of December 31, 2011 | | | | | |
| Total Fixed Maturity Investments[1] | $ 6,854 | 200 bp decrease | $ 7,370 | 7.5% | 10.4% |
| | | 100 bp decrease | 7,114 | 3.8 | 5.3 |
| | | 100 bp increase | 6,581 | (4.0) | (5.5) |
| | | 200 bp increase | 6,305 | (8.0) | (11.0) |
| As of December 31, 2010 | | | | | |
| Total Fixed Maturity Investments[1] | $ 6,502 | 200 bp decrease | $ 7,077 | 8.8% | 12.1% |
| | | 100 bp decrease | 6,798 | 4.6 | 6.2 |
| | | 100 bp increase | 6,197 | (4.7) | (6.4) |
| | | 200 bp increase | 5,905 | (9.2) | (12.6) |
| **LIABILITIES**[2] | | | | | |
| As of December 31, 2011 | | | | | |
| Borrowings | $ 1,391 | 200 bp decrease | $ 1,551 | | |
| | | 100 bp decrease | 1,466 | | |
| | | 100 bp increase | 1,323 | | |
| | | 200 bp increase | 1,262 | | |
| As of December 31, 2010 | | | | | |
| Borrowings | $ 1,086 | 200 bp decrease | $ 1,214 | | |
| | | 100 bp decrease | 1,148 | | |
| | | 100 bp increase | 1,022 | | |
| | | 200 bp increase | 962 | | |

[1] Includes short-term investments and cash and cash equivalents.

[2] Changes in estimated fair value have no impact on shareholders' equity.

## Foreign Currency Exchange Rate Risk

We have foreign currency exchange rate risk associated with our assets and liabilities. We manage this risk primarily by matching assets and liabilities in each foreign currency as closely as possible. To assist with the matching of assets and liabilities in foreign currencies, we periodically purchase foreign currency forward contracts and we purchase or sell foreign currencies in the open market. Our forward contracts are generally designated as specific hedges for financial reporting purposes. As such, realized and unrealized gains and losses on these hedges are recorded as currency translation adjustments and are part of other comprehensive income. Our contracts generally have maturities of three months.

At December 31, 2011 and 2010, approximately 88% and 89%, respectively, of our invested assets were denominated in United States Dollars. At those dates, the largest foreign currency exposure was United Kingdom Sterling. If Sterling assets and liabilities had been mismatched by 10% and the United States Dollar/United Kingdom Sterling exchange rate increased by 25%, shareholders' equity at December 31, 2011 and 2010 would have changed by approximately $10.5 million and $10.8 million, respectively. If Sterling assets and liabilities had been mismatched by 10% and the United States Dollar/United Kingdom Sterling exchange rate decreased by 25%, shareholders' equity at December 31, 2011 and 2010 would have changed by approximately $8.6 million and $8.8 million, respectively. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

## Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such expenses, is known. Consequently, in establishing premiums, we attempt to anticipate the potential impact of inflation. We also consider inflation in the determination and review of reserves for losses and loss adjustment expenses since portions of these reserves are expected to be paid over extended periods of time. The importance of continually reviewing reserves is even more pronounced in periods of extreme inflation.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

## Controls and Procedures

As of December 31, 2011, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15 (Disclosure Controls). This evaluation was conducted under the supervision and with the participation of our management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO).

Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon our controls evaluation, the CEO and CFO concluded that effective Disclosure Controls were in place to ensure that the information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we carried out an evaluation, under the supervision and with the participation of our management, including the CEO and the CFO, of the effectiveness of our internal control over financial reporting as of December 31, 2011. See Management's Report on Internal Control over Financial Reporting and our independent registered public accounting firm's attestation report on the effectiveness of our internal control over financial reporting beginning on page 87.

There were no changes in our internal control over financial reporting during the fourth quarter of 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Safe Harbor and Cautionary Statement

This report contains statements concerning or incorporating our expectations, assumptions, plans, objectives, future financial or operating performance and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

There are risks and uncertainties that may cause actual results to differ materially from predicted results in forward-looking statements. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additional factors that could cause actual results to differ from those predicted are set forth under Risk Factors or are included in the items listed below:

- our anticipated premium volume is based on current knowledge and assumes no significant man-made or natural catastrophes, no significant changes in products or personnel and no adverse changes in market conditions;

- we offer insurance coverage against terrorist acts in connection with some of our programs, and in other instances we are legally required to offer terrorism insurance; in both circumstances, we actively manage our exposure, but if there is a covered terrorist attack, we could sustain material losses;

- the impact of the events of September 11, 2001 will depend on the resolution of on-going insurance coverage litigation and arbitrations;

- the frequency and severity of catastrophic events (including earthquakes and weather-related catastrophes) is unpredictable and, in the case of weather-related catastrophes, may be exacerbated if, as many forecast, conditions in the oceans and atmosphere result in increased hurricane or other adverse weather-related activity;

- changing legal and social trends and inherent uncertainties (including but not limited to those uncertainties associated with our asbestos and environmental reserves) in the loss estimation process can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables;

- adverse developments in insurance coverage litigation or other legal or administrative proceedings could result in material increases in our estimates of loss reserves;

- the loss estimation process may become more uncertain if we experience a period of rising inflation;

- the costs and availability of reinsurance may impact our ability to write certain lines of business;

- industry and economic conditions can affect the ability and/or willingness of reinsurers to pay balances due;

- after the commutation of ceded reinsurance contracts, any subsequent adverse development in the re-assumed loss reserves will result in a charge to earnings;

- regulatory actions can impede our ability to charge adequate rates and efficiently allocate capital;

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

- economic conditions, actual or potential defaults in sovereign debt obligations, volatility in interest and foreign currency exchange rates and changes in market value of concentrated investments can have a significant impact on the fair value of fixed maturities and equity securities, as well as the carrying value of other assets and liabilities, and this impact may be heightened by market volatility;

- economic conditions, changes in government support for education, healthcare and infrastructure projects and foreign currency exchange rates, among other factors, may adversely affect the markets served by our non-insurance operations and negatively impact their revenues and profitability;

- we have substantial investments in municipal bonds (approximately $2.9 billion at December 31, 2011) and, although no more than 10% of our municipal bond portfolio is tied to any one state, widespread defaults could adversely affect our results of operations and financial condition;

- we cannot predict the extent and duration of the current economic slowdown; the effects of government actions to address the U.S. federal deficit and debt ceiling issues; the continuing effects of government intervention into the markets to address the financial crisis of 2008 and 2009 (including, among other things, the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations adopted thereunder); the outcome of economic and currency concerns in the Eurozone; and their combined impact on our industry, business and investment portfolio;

- we cannot predict the impact of U.S. health care reform legislation and regulations under that legislation on our business;

- our business is dependent upon the successful functioning and security of our computer systems; if our information technology systems fail or suffer a security breach, our business or reputation could be adversely impacted;

- we have recently completed a number of acquisitions and may engage in additional acquisition activity in the future, which may increase operational and control risks for a period of time;

- loss of services of any executive officers could impact our operations; and

- adverse changes in our assigned financial strength or debt ratings could impact our ability to attract and retain business or obtain capital.

Our premium volume, underwriting and investment results and results from our non-insurance operations have been and will continue to be potentially materially affected by these factors. By making forward-looking statements, we do not intend to become obligated to publicly update or revise any such statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

# OTHER INFORMATION

## Performance Graph

The following graph compares the cumulative total return (based on share price) on our common stock with the cumulative total return of companies included in the S&P 500 Index and the Dow Jones Property & Casualty Insurance Companies Index. This information is not necessarily indicative of future results.



$160
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
Markel Corporation
S&P 500
Dow Jones Property & Casualty Insurance


| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006(1) | 2007 | 2008 | 2009 | 2010 | 2011 |
| Markel Corporation | 100 | 102 | 62 | 71 | 79 | 86 |
| S&P 500 | 100 | 105 | 66 | 84 | 97 | 99 |
| Dow Jones Property & Casualty Insurance | 100 | 91 | 69 | 75 | 89 | 93 |

(1) $100 invested on December 31, 2006 in our common stock or the listed index. Includes reinvestment of dividends.

## Market and Dividend Information

Our common stock trades on the New York Stock Exchange under the symbol MKL. The number of shareholders of record as of February 10, 2012 was approximately 400. The total number of shareholders, including those holding shares in street name or in brokerage accounts, is estimated to be in excess of 50,000. Our current strategy is to retain earnings and, consequently, we have not paid and do not expect to pay a cash dividend on our common stock.

High and low common stock prices as reported on the New York Stock Exchange composite tape for 2011 were $430.26 and $337.50, respectively. See note 22 of the notes to consolidated financial statements for additional common stock price information.

# OTHER INFORMATION (continued)

## Common Stock Repurchases

The following table summarizes our common stock repurchases for the quarter ended December 31, 2011.

Issuer Purchases of Equity Securities

| | (a) | (b) | (c) | (d) |
|---|---|---|---|---|
| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1] (in thousands) |
| October 1, 2011 through October 31, 2011 | 25,339 | $351.16 | 25,339 | $ 155,419 |
| November 1, 2011 through November 30, 2011 | — | — | — | $ 155,419 |
| December 1, 2011 through December 31, 2011 | — | — | — | $ 155,419 |
| Total | 25,339 | $351.16 | 25,339 | $ 155,419 |

[1] The Board of Directors approved the repurchase of up to $200 million of our common stock pursuant to a share repurchase program publicly announced on December 1, 2010 (the Program). Under the Program, we may repurchase outstanding shares of our common stock from time to time, primarily through open-market transactions. The Program has no expiration date but may be terminated by the Board of Directors at any time.

## Reconciliation of Non-GAAP Financial Measure

The following table reconciles earnings before interest, income taxes, depreciation and amortization (EBITDA) of Markel Ventures to consolidated net income to shareholders.

| | Years Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2011** | 2010 | 2009 |
| Markel Ventures EBITDA | **$ 37,325** | $ 20,412 | $ 4,597 |
| Interest expense | **(10,871)** | (2,259) | (1,079) |
| Income tax expense | **(4,335)** | (3,558) | (201) |
| Depreciation expense | **(5,106)** | (3,239) | (1,156) |
| Amortization of intangible assets | **(9,267)** | (7,145) | (1,040) |
| Markel Ventures net income | **7,746** | 4,211 | 1,121 |
| Net income from other Markel operations | **134,280** | 262,582 | 200,517 |
| **NET INCOME TO SHAREHOLDERS** | **$ 142,026** | $ 266,793 | $ 201,638 |

Interest expense for the year ended December 31, 2011 includes intercompany interest expense of $6.0 million.

Markel Ventures EBITDA is a non-GAAP financial measure and is reconciled to consolidated net income to shareholders in the preceding table. Markel Ventures EBITDA reflects income attributable to our ownership interest in Markel Ventures before interest, income taxes, depreciation and amortization. We use Markel Ventures EBITDA as an operating performance measure in conjunction with U.S. GAAP measures, including revenues and net income, to monitor and evaluate the performance of our non-insurance operations.

## Available Information and Shareholder Relations

This document represents Markel Corporation's Annual Report and Form 10-K, which is filed with the Securities and Exchange Commission.

Information about Markel Corporation, including exhibits filed as part of this Form 10-K, may be obtained by writing Mr. Bruce Kay, Investor Relations, at the address of the corporate offices listed below, or by calling (800) 446-6671.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Our website address is www.markelcorp.com.

## Transfer Agent

American Stock Transfer & Trust Co., LLC, Operations Center, 6201 15th Avenue, Brooklyn, NY 11219
(800) 937-5449 (718) 921-8124

## Code of Conduct

We have adopted a code of business conduct and ethics (Code of Conduct) which is applicable to all directors and associates, including executive officers. We have posted the Code of Conduct on our website at www.markelcorp.com. We intend to satisfy applicable disclosure requirements regarding amendments to, or waivers from, provisions of our Code of Conduct by posting such information on our website. Shareholders may obtain printed copies of the Code of Conduct by writing Mr. Bruce Kay, Investor Relations, at the address of the corporate offices listed below, or by calling (800) 446-6671.

## Annual Shareholders' Meeting

Shareholders of Markel Corporation are invited to attend the Annual Meeting to be held at Richmond CenterStage, 600 East Grace Street, Richmond, Virginia at 4:30 p.m., May 14, 2012.

## Corporate Offices

Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148
(804) 747-0136 (800) 446-6671

# DIRECTORS AND EXECUTIVE OFFICERS

## Directors

Alan I. Kirshner
*Chairman of the Board and*
*Chief Executive Officer*

J. Alfred Broaddus, Jr.
*Private Investor*

Douglas C. Eby
*Retired President*
*Torray LLC*

Stewart M. Kasen
*Retired President and*
*Chief Executive Officer*
*S & K Famous Brands, Inc.*

Lemuel E. Lewis
*Retired Executive Vice President*
*and Chief Financial Officer*
*Landmark Communications, Inc.*

Anthony F. Markel
*Vice Chairman*

Steven A. Markel
*Vice Chairman*

Darrell D. Martin
*Retired Executive Vice President*
*and Chief Financial Officer*
*Markel Corporation*

Jay M. Weinberg
*Chairman Emeritus*
*Hirschler Fleischer, a professional corporation*

Debora J. Wilson
*Retired President and*
*Chief Executive Officer*
*The Weather Channel*

## Executive Officers

Alan I. Kirshner
*Chairman of the Board and Chief Executive Officer since 1986. Director since 1978. Age 76.*

Anthony F. Markel
*Vice Chairman since May 2008. President and Chief Operating Officer from March 1992 to May 2008. Director since 1978. Age 70.*

Steven A. Markel
*Vice Chairman since March 1992. Director since 1978. Age 63.*

F. Michael Crowley
*President and Co-Chief Operating Officer since May 2010. President, Markel Specialty from February 2009 to May 2010. President of Willis HRH North America from October 2008 to January 2009. President of Hilb Rogal & Hobbs Company from September 2005 to October 2008. Age 60.*

Thomas S. Gayner
*President and Chief Investment Officer since May 2010. Chief Investment Officer since January 2001. President, Markel-Gayner Asset Management Corporation, a subsidiary, since December 1990. Director from 1998 to 2004. Age 50.*

Richard R. Whitt, III
*President and Co-Chief Operating Officer since May 2010. Senior Vice President and Chief Financial Officer from May 2005 to May 2010. Age 48.*

Gerard Albanese, Jr.
*Executive Vice President and Chief Underwriting Officer since May 2010. Chief Underwriting Officer since January 2009. President and Chief Operating Officer, Markel International Limited, a subsidiary, from September 2003 to August 2008. Age 59.*

Britton L. Glisson
*Chief Administrative Officer since February 2009. President, Markel Insurance Company, a subsidiary, from October 1996 to March 2009. Age 55.*

Anne G. Waleski
*Vice President and Chief Financial Officer since May 2010. Treasurer from August 2003 to November 2011. Age 45.*

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM 10-K**

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

Commission File Number 001-15811

**MARKEL CORPORATION**
(Exact name of registrant as specified in its charter)

A Virginia Corporation
IRS Employer Identification No.
54-1959284

4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148 (Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (804) 747-0136

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, no par value
7.50% Senior Debentures due 2046
New York Stock Exchange, Inc.
(title of each class and name of the exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X]
Accelerated filer [ ]
Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the shares of the registrant's Common Stock held by non-affiliates as of June 30, 2011 was approximately $3,601,190,030.

The number of shares of the registrant's Common Stock outstanding at February 10, 2012: 9,621,842.

**Documents Incorporated By Reference**

The portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 14, 2012, referred to in Part III.

**Index and Cross References-Form 10-K Annual Report**



*Portions of Item 10 and Items 11, 12, 13 and 14 will be incorporated by reference from the Registrant's 2012 Proxy Statement pursuant to instructions G(1) and G(3) of the General Instructions to Form 10-K.

**Part IV**

15. Exhibits, Financial Statement Schedules
    a. Documents filed as part of this Form 10-K
       (1) Financial Statements



       (2) Schedules have been omitted since they either are not required or are not applicable, or the information called for is shown in the Consolidated Financial Statements and Notes thereto.
       (3) See Index to Exhibits for a list of Exhibits filed as part of this report

    b. See Index to Exhibits and Item 15a(3)

    c. See Index to Financial Statements and Item 15a(2)

**Index to Exhibits**

3(i) Amended and Restated Articles of Incorporation (3.1)a

3(ii) Bylaws, as amended (3.1)b

4.1 Form of Amended and Restated Credit Agreement dated as of September 23, 2011 among Markel Corporation, the lenders party thereto and SunTrust Bank, as Administrative Agent (4.1)c

4.2 Indenture dated as of June 5, 2001 between Markel Corporation and The Chase Manhattan Bank, as Trustee (4.1)d

4.3 Form of Second Supplemental Indenture dated as of February 25, 2003 between Markel Corporation and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (4.1)e

4.4 Form of Third Supplemental Indenture dated as of August 13, 2004 between Markel Corporation and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (4.1)f

4.5 Form of Fourth Supplemental Indenture dated as of August 22, 2006 between Markel Corporation and J.P. Morgan Trust Company, National Association (as successor to The Chase Manhattan Bank), as Trustee (4.2)g

4.6 Form of Fifth Supplemental Indenture dated as of September 22, 2009 between Markel Corporation and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee (4.2)h

4.7 Form of Sixth Supplemental Indenture dated as of June 1, 2011 between Markel Corporation and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee (4.2)i

The registrant hereby agrees to furnish to the Securities and Exchange Commission a copy of all instruments defining the rights of holders of long-term debt of the registrant's subsidiaries shown on the Consolidated Balance Sheet of the registrant at December 31, 2011, and the respective Notes thereto, included in this Annual Report on Form 10-K.

Management Contracts or Compensatory Plans required to be filed (Items 10.1–10.19)

10.1 Form of Amended and Restated Employment Agreement with Alan I. Kirshner (10.2)j

10.2 Form of Amended and Restated Employment Agreement with Steven A. Markel (10.3)j

10.3 Form of Amended and Restated Employment Agreement with Anthony F. Markel (10.4)j

10.4 Form of Executive Employment Agreement with F. Michael Crowley, Thomas S. Gayner, Richard R. Whitt, III, Gerard Albanese, Jr., Britton L. Glisson and Anne G. Waleski (10.5)j

10.5 Schedule of Base Annual Salaries for Executive Officers (10.2)c

10.6 Markel Corporation Executive Bonus Plan (10.3)k

10.7 Description of Awards Under Executive Bonus Plan**

10.8 Employee Stock Purchase and Bonus Plan (10.9)j

10.9 Markel Corporation Omnibus Incentive Plan (Appendix B)l

10.10 Form of Restricted Stock Award Agreement for Directors (10.1)m

10.11 Form of Restricted Stock Unit Award for Executive Officers (10.1)n

10.12 Form of 2009 Restricted Stock Unit Award Agreement for Executive Officers (10.2)o

10.13 Form of Restricted Stock Unit Award Agreement for Executive Officers (revised 2010) (10.2)p

10.14 Form of Amended and Restated May 2010 Restricted Stock Unit Award Agreement for Executive Officers (10.1)q

10.15 May 2010 Restricted Stock Units Deferral Election Form (10.2)q

10.16 Description of Permitted Acceleration of Vesting Date of Restricted Stock Units by Up to Thirty Days (10.2)m

10.17 Form of May 2011 Restricted Stock Unit Award Agreement for Anne Waleski (10.1)a

10.18 Description of Non-Employee Director Compensation (10.1)c

10.19 Aspen Holdings, Inc. Amended and Restated 2008 Stock Option Plan (99.1)r

21 Certain Subsidiaries of Markel Corporation**

23 Consent of independent registered public accounting firm to incorporation by reference of certain reports into the Registrant's Registration Statements on Forms S-8 and S-3**

31.1 Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**

31.2 Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**

32.1 Certification of Principal Executive Officer furnished Pursuant to 18 U.S.C. Section 1350**

32.2 Certification of Principal Financial Officer furnished Pursuant to 18 U.S.C. Section 1350**

101 The following consolidated financial statements from Markel Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.**

**filed with this report

a. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 13, 2011.

b. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on November 18, 2011.

c. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended September 30, 2011.

d. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on June 5, 2001.

e. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on February 25, 2003.

f. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on August 11, 2004.

g. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on August 17, 2006.

h. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on September 21, 2009.

i. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 31, 2011.

j. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-K for the year ended December 31, 2008.

k. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 27, 2005.

l. Incorporated by reference from the Appendix shown in parentheses filed with the Commission in the Registrant's Proxy Statement and Definitive 14A filed April 2, 2003.

m. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended September 30, 2008.

n. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on March 3, 2008.

o. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended March 31, 2009.

p. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended March 31, 2010.

q. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended June 30, 2010.

r. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's Registration Statement on Form S-8 (Reg. No. 333-170047).

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MARKEL CORPORATION**

By: /s/ Steven A. Markel
Steven A. Markel
Vice Chairman
February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title |
|---|---|
| /s/ Alan I. Kirshner,* Alan I. Kirshner | Chief Executive Officer and Chairman of the Board of Directors |
| /s/ Anthony F. Markel,* Anthony F. Markel | Director |
| /s/ Steven A. Markel,* Steven A. Markel | Director |
| /s/ Anne G. Waleski,* Anne G. Waleski | Vice President and Chief Financial Officer (Principal Financial Officer) |
| /s/ Nora N. Crouch,* Nora N. Crouch | Controller and Chief Accounting Officer (Principal Accounting Officer) |
| /s/ J. Alfred Broaddus, Jr.,* J. Alfred Broaddus, Jr. | Director |
| /s/ Douglas C. Eby,* Douglas C. Eby | Director |
| /s/ Stewart M. Kasen,* Stewart M. Kasen | Director |
| /s/ Lemuel E. Lewis,* Lemuel E. Lewis | Director |
| /s/ Darrell D. Martin,* Darrell D. Martin | Director |
| /s/ Jay M. Weinberg,* Jay M. Weinberg | Director |
| /s/ Debora J. Wilson,* Debora J. Wilson | Director |

*Signed as of February 28, 2012

# MARKEL CORPORATION

## Excess and Surplus Lines Segment

**Northeast Region**
*Red Bank, New Jersey*

**Southeast Region**
*Glen Allen, Virginia*

**Midwest Region**
*Deerfield, Illinois*

**Mid South Region**
*Plano, Texas*

**West Region**
*Woodland Hills, California*
*Scottsdale, Arizona*

## Specialty Admitted Segment

**Markel Specialty**
*Glen Allen, Virginia*

**Markel American Specialty Personal and Commercial Lines**
*Pewaukee, Wisconsin*

**FirstComp**
*Omaha, Nebraska*

## London Insurance Market Segment

**Markel International Insurance Company Limited**
*United Kingdom*

**Markel Syndicate 3000 at Lloyd's**
*United Kingdom*

**Markel Syndicate Management Limited**
*United Kingdom*

## Markel Ventures

**AMF Bakery Systems**
*Richmond, Virginia*

**Baking Technology Systems, Inc.**
*Tucker, Georgia*

**Diamond Healthcare Corporation**
*Richmond, Virginia*

**Ellicott Dredge Enterprises, LLC**
*Baltimore, Maryland*

**Panel Specialists, Inc.**
*Temple, Texas*

**ParkLand Ventures, Inc.**
*Glen Allen, Virginia*

**PartnerMD, LLC**
*Richmond, Virginia*

**RetailData, LLC**
*Richmond, Virginia*

**Solbern, Inc.**
*Fairfield, New Jersey*

**Weldship, Inc.**
*Bethlehem, Pennsylvania*

**Markel Corporation**
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(800) 446-6671
**www.markelcorp.com**


MARKEL®